SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant's name into English)

298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F......X....... Form 40-F........................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................... No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................................]

Exhibit Index at page: 2
Total pages: 199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date AUGUST 25, 2006

By 陈广水

Chen Guangshui, Secretary

EXHIBIT INDEX

兖州煤业股份有限公司

Yanzhou Coal Mining Company Limited



2006

INTERIM REPORT

YANZHOU COAL MINING COMPANY LIMITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2006

The board of directors (the "Board") of Yanzhou Coal Mining Company Limited (the "Company") is pleased to present the Company's unaudited interim operating results for the six months ended 30th June, 2006, which have been reviewed by the audit committee of the Board.

In the first half of 2006, raw coal production was 17.85 million tonnes, representing a decrease of 0.59 million tonnes or 3.2% as compared to the same period last year; coal sales was 16.86 million tonnes, representing an increase of 0.22 million tonnes or 1.3% as compared to the same period last year. Total net sales were RMB5,923.4 million, representing a decrease of RMB126.8 million or 2.1 % as compared to the same period last year. Net income attributable to the equity holders of the Company was RMB1,433.6 million, representing a decrease of RMB450.5 million or 23.9% as compared to the same period last year.

SUMMARY OF UNAUDITED FINANCIAL INFORMATION

(prepared in accordance with International Financial Reporting Standards ("IFRS"))

	For the six months ended 30th June			For the year ended 31st December
	2006 (RMB'000) (unaudited)	2005 (RMB'000) (unaudited)	change as compared to the same period of last year (+/-) %	2005 (RMB'000) (audited)
Net sales				
Net sales of coal	**5,851,598**	5,958,168	-1.8	11,353,485
Domestic	**4,447,290**	4,537,474	-2.0	8,421,462
Exports	**1,342,907**	1,420,694	-5.5	2,932,023
Yancoal Australia Pty	**61,401**	–	–	–
Net income of railway transportation service	**71,754**	92,064	-22.1	163,437
Total net sales	**5,923,352**	6,050,232	-2.1	11,516,922
Gross profit	**3,276,428**	3,621,172	-9.5	6,228,334
Interest expenses	**(7,780)**	(14,250)	-45.4	(24,611)
Income before income taxes	**2,152,912**	2,759,518	-22.0	4,419,973
Net income attributable to the equity holders of the Company	**1,433,612**	1,884,054	-23.9	2,881,461
Net cash from operating activities	**383,018**	2,620,952	-85.4	3,939,274
Earnings per share (RMB/share)	**0.291**	0.383	-23.9	0.586

	30th June		31st December
	2006	2005	2005
	(RMB'000)	(RMB'000)	(RMB'000)
	(unaudited)	(unaudited)	(audited)
Current assets	**11,187,124**	10,851,724	10,951,151
Current liabilities	**3,755,948**	3,620,216	3,429,030
Total assets	**21,989,295**	20,575,746	21,254,444
Equity attributable to equity holders of the Company	**17,971,378**	16,634,419	17,618,577
Return on net assets (%)	**7.98**	11.33	16.35
Net asset value per share (RMB/share)	**3.65**	3.38	3.58

REVIEW OF OPERATIONS

The following discussion is based on the Company's unaudited financial results for the first half of 2006 and 2005 respectively, which were prepared in accordance with IFRS.

Coal Production

In the first half of 2006, the raw coal production of the Company was 17.85 million tonnes, representing a decrease of 0.59 million tonnes or 3.2% as compared to the same period last year. Among which, (1) the raw coal production of the Company's six coal mines in the headquarters area were 17.74 million tonnes, representing a decrease of 0.70 million tonnes or 3.8%, as compared to the same period last year. The decrease in raw coal production was due to the delay in resettlement schedule of the villages above coal reserves; (2) raw coal production of the Yanzhou Coal Australia Pty Limited ("Yancoal Australia Pty") was 0.11 million tonnes. Austar Coal Mine of Yancoal Australia Pty is currently in preparation to resume production and has not yet commenced commercial operation, the raw coal produced was development coal formed during the development of a laneway prior to the commencement of production of the relevant mine.

In the first half of 2006, salable coal production of the Company was 17.20 million tonnes, which was kept at the same level as the same period last year. Of this amount, salable coal production of Yancoal Australia Pty was 0.10 million tonnes.

Coal Sales

In the first half of 2006, coal sales of the Company were 16.86 million tonnes, representing an increase of 0.22 million tonnes or 1.3% as compared to the same period last year. Of this total amount, (1) domestic sales were 13.55 million tonnes, representing an increase of 0.61 million tonnes or 4.7% as compared to the same period last year; (2) export sales were 3.20 million tonnes, representing a decrease of 0.50 million tonnes or 13.4% as compared to the same period last year; and (3) sales of Yancoal Australia Pty were 0.11 million tonnes.

In the first half of 2006, the Company implemented measures to optimize the sale product mix. The percentage of clean coal sales to total sales of the Company's six coal mines in the headquarters area increased to 56.1% from 53.7% as compared to the same period last year.

Coal Sales Prices

The following table sets out the selling prices of the Company's products for the six months ended 30th June, 2006, 30th June, 2005, 31st December, 2005 and for the year ended 31st December, 2005 respectively *(prepared in accordance with IFRS)*:

		For the six months ended 30th June		For the six months ended 31st December	For the year ended 31st December,
		2006	2005	2005	2005
		Average price of coal products (RMB per tonne)	Average price of coal products (RMB per tonne)	Average price of coal products (RMB per tonne)	Average price of coal products (RMB per tonne)
1.	**Headquarters**				
	Clean Coal				
	No. 1 Clean Coal	**506.55**	500.99	528.61	514.20
	No. 2 Clean Coal	**493.41**	479.66	508.62	491.51
	Domestic	**489.32**	522.30	501.04	513.67
	Exports	**500.55**	418.39	519.16	460.09
	No. 3 Clean Coal	**380.75**	367.07	373.68	370.54
	Domestic	**379.01**	367.65	355.64	361.30
	Exports	**383.66**	366.39	395.27	381.51
	Lump Coal	**422.29**	446.34	418.43	432.26
	Domestic	**422.29**	454.14	418.43	434.66
	Exports	**–**	395.21	–	397.53
	Subtotal for Clean Coal	**420.61**	413.07	414.33	413.69
	Domestic	**421.35**	433.63	406.36	420.26
	Exports	**419.19**	383.97	425.63	404.37
	Screened Raw Coal	**296.71**	333.82	306.61	321.88
	Mixed Coal and others	**156.94**	147.35	152.47	150.45
	Average coal price	**345.62**	358.08	340.50	349.50
	Domestic	**328.23**	350.68	315.91	333.74
2.	**Yancoal Australia Pty**	**558.34**	–	–	–

Notes:

1. The Company's average price of coal products is the invoice price minus sales taxes, transportation cost from the Company to the ports, port charges and various miscellaneous fees.

2. The historic average price per tonne of each type of coal products for the six months ended 31st December, 2005, was calculated based on the following formula:

$$\frac{\text{(Net sales of each type of coal products for the year ended 31st December, 2005) less (Net sales of each type of coal products for the six months ended 30th June 2005)}}{\text{(Sales volume of each type of coal products for the year ended 31st December 2005) less (Sales volume of each type of coal products for the six months ended 30th June 2005)}}$$

The Company's average coal price of products in the headquarters area for the first half of 2006 was RMB345.62/tonne, representing a decrease of RMB12.46/tonne or 3.5%, as compared to the same period last year. The average domestic coal price was RMB328.23/tonne, representing a decrease of RMB22.45/tonne or 6.4%, as compared to the same period last year; while the average export coal price was RMB419.19/tonne, representing an increase of RMB 35.23/tonne or 9.2%, as compared to the same period last year. Decrease in average coal price of the Company was mainly due to the decrease in domestic coal price.

Average coal price of the coal of Yancoal Australia Pty was RMB558.34/tonne.

Net Sales of Coal

Net sales of coal of the Company were RMB5,851.6 million in the first half of 2006, representing a decrease of RMB106.6million or 1.8%, as compared to the same period last year. Of the total net sales (1) net domestic sales were RMB4,447.3 million representing a decrease of RMB90.184 million or 2.0% as compared to the same period last year; (2) net export sales were RMB1,342.9 million, representing a decrease of RMB77.787 million or 5.5% as compared to the same period last year; and (3) net sales of Yancoal Australia Pty were RMB61.401 million.

The following table sets out the sales volume and net sales in coal by product category for the six months ended 30th June, 2006 and 30th June, 2005 respectively *(prepared in accordance with IFRS)*:

		For the six months ended 30th June, 2006 (unaudited)			For the six months ended 30th June, 2005 (unaudited)		
		Sales volume '000 tonnes	**Net sales RMB'000**	**% to total net sales (%)**	Sales volume '000 tonnes	Net sales RMB'000	% to total net sales (%)
1.	**Headquarters**						
	Clean Coal						
	No. 1 Clean Coal	**494.0**	**250,253**	**4.3**	403.9	202,361	3.4
	No. 2 Clean Coal	**2,671.7**	**1,318,267**	**22.5**	3,004.4	1,441,087	24.2
	Domestic	**1,697.8**	**830,759**	**14.2**	1,771.5	925,247	15.5
	Exports	**973.9**	**487,508**	**8.3**	1,232.9	515,840	8.7
	No. 3 Clean Coal	**5,955.3**	**2,267,452**	**38.7**	5,293.0	1,942,915	32.6
	Domestic	**3,725.7**	**1,412,053**	**24.1**	2,857.3	1,050,494	17.6
	Exports	**2,229.6**	**855,399**	**14.6**	2,435.7	892,421	15.0
	Lump Coal	**272.1**	**114,892**	**2.0**	237.8	106,158	1.8
	Domestic	**272.1**	**114,892**	**2.0**	206.4	93,725	1.6
	Exports	**0.0**	**0.0**	**0.0**	31.4	12,433	0.2
	Subtotal for Clean Coal	**9,393.1**	**3,950,865**	**67.5**	8,939.1	3,692,521	62.0
	Domestic	**6,189.6**	**2,607,957**	**44.6**	5,239.1	2,271,827	38.1
	Exports	**3,203.5**	**1,342,907**	**22.9**	3,700.0	1,420,694	23.8
	Screened Raw Coal	**4,895.6**	**1,452,611**	**24.8**	6,065.6	2,024,798	34.0
	Mixed Coal and others	**2,464.2**	**386,722**	**6.6**	1,634.5	240,849	4.0
	Subtotal	**16,752.9**	**5,790,197**	**99.0**	16,639.2	5,958,168	100.0
	Domestic	**13,549.4**	**4,447,290**	**76.0**	12,939.2	4,537,474	76.2
2.	**Yancoal Australia Pty**	**110.0**	**61,401**	**1.0**	–	–	–
3.	**Total**	**16,862.9**	**5,851,598**	**100.0**	16,639.2	5,958,168	100.0

Railway Assets Specifically Used for Coal Transportation

In the first half of 2006, Coal delivered by the railway assets of the Company ("Railway Assets") in the first half of 2006 were 9.42 million tonnes, representing a decrease of 1.58 million tonnes or 14.4% as compared to the same period last year. Net income from railway transportation service of the Company was RMB71.754 million, representing a decrease of RMB20.310 million or 22.1% as compared to the same period last year.

Costs and Expenses

The following table sets out the Company's operating expenses, which are also expressed as percentages to total net sales, for each of the six months ended 30th June, 2006 and 2005 respectively:

	For the six months ended 30th June			
	2006	2005	**2006**	2005
	(RMB'000)		(% to total net sales)	
Net sales				
Net sales of coal	**5,851,598**	5,958,168	**98.8**	98.5
Net income of railway transportation service	**71,754**	92,064	**1.2**	1.5
Total net sales	**5,923,352**	6,050,232	**100.0**	100.0
Cost of sales and railway transportation service				
Materials	**587,966**	526,848	**9.9**	8.7
Wages and employee benefits	**707,753**	524,367	**11.9**	8.7
Electricity	**163,435**	140,938	**2.8**	2.3
Depreciation	**469,837**	431,605	**7.9**	7.1
Expenses for land subsidence, restoring, recovery and environmental protection	**209,264**	359,694	**3.5**	5.9
Repairs and maintenance	**157,698**	171,166	**2.7**	2.8
Mining rights expenses	**9,920**	9,806	**0.2**	0.2
Transportation fees	**50,729**	53,530	**0.9**	0.9
Other expenses	**290,322**	211,106	**4.9**	3.5
Total cost of sales and railway transportation service	**2,646,924**	2,429,060	**44.7**	40.1
Selling, general and administration expenses	**1,202,070**	905,663	**20.3**	15.0
Total operating expenses	**3,848,994**	3,334,723	**65.0**	55.1

Total operating expenses of the Company for the first half of 2006 were RMB3,849.0 million, representing an increase of RMB514.3 million or 15.4% as compared to the same period last year. Of these expenses, cost of sales and railway transportation service increased by 9.0%, while selling, general and administration expenses increased by 32.7%.

The percentage of total operating expenses to total net sales increased from 55.1% in the same period last year to 65.0% in this reporting period.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis are based on the Company's unaudited interim financial reports of 2006 and 2005 respectively. These financial reports have been prepared in accordance with IFRS. In respect of the differences between IFRS and accounting principles generally accepted in the United States of America (the "US GAAP"), please refer to supplement II to the financial information prepared in accordance with IFRS contained herein.

In the first half of 2006, total net sales of the Company were RMB 5,923.4 million, representing a decrease of RMB126.8 million or 2.1%, from RMB6,050.2 million over the same period in 2005. Of these sales, (1) the Company's net realized sales of coal were RMB5,790.2 million, representing a decrease of RMB168.0 million or 2.8%, as compared to RMB5,958.2 million over the same period in 2005. The decrease was the result of a decrease of RMB208.7 million attributable to the decrease in coal price, and an increase of RMB 40.702 million attributable to the increase in coal sales volume; and (2) net income generated from railway transportation service was RMB71.754 million, representing a decrease of RMB20.310 million or 22.1%, from RMB92.064 million of the same period last year. The decrease was primarily due to the decrease in transportation fees, which are calculated on an ex-mine basis and paid exclusively by the customers, resulting from the decrease of 1.21 million tonnes in the coal transportation volume, as compared with the same period last year; and net sales of Yancoal Australia Pty were RMB61.401million

In the first half of 2006, cost of sales and railway transportation service were RMB 2,646.9 million, representing an increase of RMB217.8 million or 9.0%, as compared to RMB2,429.1 million over the same period in 2005. Of these, the Company's coal sales cost was RMB2,599.7 million representing an increase of RMB223.0 million or 9.4%, as compared to RMB2,376.7 million for the same period last year; while the unit cost of coal sales was RMB155.18, representing an increase of RMB12.34 or 8.6%, compared to RMB142.84 for the same period last year. This was mainly because (1) an increase in raw materials price and an increase in raw material consumption caused by more frequent relocation of longwall faces resulting in an increase in the unit cost of coal sales by RMB3.54; (2) an increase in the wages of employees resulting in the increase in unit cost of coal sales by RMB10.18; (3) reduction of the rate of export tax rebates increased the unit cost of coal sales by RMB1.97; and (4) effective cost control of the Company partially offset the impact of the abovementioned increased sales cost.

In the first half of 2006, selling, general and administration expenses of the Company were RMB1,202.1 million, representing an increase of RMB296.4 million or 32.7%, from RMB905.7 million over the same period in 2005. The increase was mainly due to: (1) an increase of RMB5.99 million in selling, general and administration expenses by the Company's headquarters; (2) additional selling, general and administrative expenses of Yancoal Australian Pty of RMB236.5 million in this reporting period, which include ① materials expenses of RMB30.655 million; ② employees' remuneration of RMB90.485 million; ③ depreciation expenses of RMB10.218 million; ④ repair and maintenance expenses of RMB32.618 million; ⑤ equipment rental expenses of RMB18.458 million; ⑥ other expenses of RMB43.318 million.

In the first half of 2006, interest expenses of the Company were RMB7.780 million, representing a decrease of RMB6.470 million or 45.4%, compared to RMB14.250 million over the same period in 2005. This was primarily due to the decrease in long-term bank loan balance as compared to the same period last year.

In the first half of 2006, income before tax of the Company was RMB2,152.9 million, representing a decrease of RMB606.6 million or 22.0%, compared to RMB2,759.5 million over the same period in 2005.

In the first half of 2006, net income attributable to the equity holders of the Company was RMB1,433.6 million, representing a decrease of RMB 450.5 million or 23.9 %, compared to RMB1,884.1 million for the same period in 2005.

Total assets of the Company increased from RMB21,254.4 million as at 31st December, 2005 to RMB21,989.3 million as at 30th June, 2006, representing an increase of RMB734.9 million or 3.5%. The increase was primarily due to the increase in assets' value resulting from the Company's operating activities.

Total liabilities of the Company increased from RMB3,607.1 million as at 31st December, 2005 by RMB382.5 million or 10.6%, to RMB3,989.6 million as at 30th June, 2006. The increase in the Company's total liabilities was primarily due to: (1) an increase in dividends payable of RMB510.0 million; (2) an increase in amounts due to Yankuang Group Corporation Limited ("Yankuang Group" or the "Controlling Shareholder") and its other subsidiaries of RMB123.8 million ; (3) a decrease in account payables of RMB91.798 million; (4) a decrease in taxation payable of RMB119.1 million; (5) a decrease in other account payables and payments in advance of RMB74.827 million.

Equity attributable to equity holders of the Company increased from RMB 17,618.6 million as at 31st December to RMB17,971.4 million as at 30th June 2006, representing an increase of RMB352.8 million or 2.0%. The increase was principally attributable to the profits generated from the Company's operating activities.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations was the Company's major source of capital during the first half of 2006. The Company's principal use of the capital was expenditure for operating activities, and the purchase of property, plant and equipment.

As at 30th June, 2006, the balance of the Company's bills and accounts receivable were RMB2,770.6 million, representing an increase of RMB 545.8 million or 24.5% from RMB2,224.8 million as at 31st December, 2005. Of this amount, bills receivable accounted for RMB2,517.7 million, representing an increase of RMB296.4 million or 20.3%, as compared to RMB2,092.9 million as at 31st December, 2005. Increase in bills receivable was primarily due to the increase in documentary acceptance bill from coal sales. Accounts receivable increased from RMB131.9 million as at 31st December, 2005 by RMB121.0 million or 91.7%, to RMB252.9 million as at 30th June, 2006. The increase was due to the increase in accounts receivables of the Company.

The Company verified and cancelled its provision for doubtful accounts debts of RMB 70.180 million during the reporting period.

As at 30th June, 2006, inventories of the Company increased from RMB 470.5 million as at 31st December, 2005 by RMB42.323 million or 9.0%, to RMB512.8 million. The increase was mainly due to the increase in the cost of coal inventory.

Prepayments and other current assets increased from RMB202.4 million as at 31st December, 2005 by RMB109.8 million or 54.2%, to RMB312.2 million as at 30th June, 2006. The increase was mainly due to the increase in the prepayments for equipments and materials.

Total account payables decreased from RMB497.7 million as at 31st December, 2005 by RMB91.798 million or 18.4%, to RMB405.9 million as at 30th June, 2006.

Other payables and accrued expenses decreased from RMB1,575.9 million as at 31st December, 2005 by RMB74,827 million or 4.7%, to RMB1,501.0 million as at 30th June, 2006.

In the first half of 2006, the Company's capital expenditure was RMB1,044.8 million. This was mainly used for the purchase and refurbishment of properties, machinery and equipment.

As at 30th June, 2006, the Company's debt to equity ratio was 1.3%, which was calculated based on equity attributable to equity holders of the Company and total liabilities amounting to RMB17,971.4 million and RMB231.8 million respectively.

Taking into account the cash in hand and the abundant capital sources, the Company believes that it will have sufficient operating capital to meet its current needs.

TAXATION

The Company is subject to an income tax rate of 33% on its taxable profits for the reporting period.

US GAAP RECONCILIATION

The Company's unaudited interim financial statements are prepared in accordance with IFRS, which differs in certain aspects from the US GAAP. In respect of these differences, please refer to supplement II to the financial statements of this reporting period prepared in accordance with IFRS contained herein.

OUTLOOK FOR THE SECOND HALF OF 2006

In the second half of 2006, the demand and supply in the domestic and overseas coal markets is expected to achieve an equilibrium.

The demand and supply in the domestic coal market is generally expected to achieve an equilibrium. High quality coal price is expected to hover at a high level whilst poor quality coal price is expected to face downward pressure. The steady growth of demand of certain coal-consuming industries, such as power, metallurgical industries, chemicals and construction materials, etc. which are driven by the growth of the PRC's economy, slows down under macroeconomic control measures taken by the government. The commencement of production from new coal mines and the decreased net export volume of coal will increase the domestic supply of coal. The increase in coal transportation capacity will partially ease the tight domestic coal transportation capacity. The demand and supply in the domestic market is generally expected to maintain an equilibrium and coal price is generally expected to remain stable in the second half of 2006. The price of good quality coal is expected to maintain at a high level, while the prices of poor quality coal is expected to fall. Measures such as the PRC Government's continuous effort in closing down sub-standard coal mines, strengthening the structure of the coal industry, implementing protective mining of coal resources, etc. are beneficial to the sustainable development of the coal industry and enhance the competitive capacities of the large-scale coal enterprises.

The demand for coal in the international market is expected to be strong, and coal price is expected to be at high level. The steady growth of world economy and growing hot issue relating to international energy drive the strong demand for coal in the international market, and the growth in demand for coal is the fastest among all energy resources. The coal demand in the Asia-Pacific region is expected to maintain a strong growth due to the increasing import of coal by U.S.A., China, India, South Korea and other countries. However, the increasing export of coal by Indonesia, tight supply of coal export by Australia and reduction of coal export by China, lead to a generally stable supply of coal in the Asia-Pacific region. It is expected that the international coal market will hover at a high price level in the second half of 2006. The continuous rise in coal price in the European coal market, the high prices of international oil and natural gas, and the continuous rebound in international shipping freight rate will be beneficial to sustain high prices in the East Asian coal market.

The volume of domestic sales and coal export of the Company for year 2006 is projected to be 34 million tonnes, representing an increase in sales volume of 1.52 million tonnes or 4.7% compared to the same period for year 2005. Of this amount, the domestic sales volume is projected to be 27 million tonnes, representing an increase of 1.77 million tonnes or 7.0% over the domestic sales volume for year 2005; and coal export volume is projected to be 7 million tonnes, which would be 0.25 million tonnes or 3.4% less than the export volume for year 2005.

The Company has entered into contracts and letters of intent for domestic sales and coal exports in 2006 for a total of 28.1 million tonnes, of which the volume of coal sold by signed contract amounted to 11.42 million tonnes, with an increase in contract price of 2.8% as compared with the average contract price of domestic coal sales for year 2005. The volume of coal sold by letter of intent for domestic sales amounted to 16.68 million tonnes, with the coal price fluctuating with market changes. The contracts the Company has already entered into for steam coal export in year 2006 amounted to 4.93 million tonnes, with a decrease in contract price of 7% as compared with the contract price of steam coal export in year 2005.

Operating Strategies in the Second Half of 2006

The Company will continue to improve its profitability and shareholders' return through internal development and external expansion. In the second half of 2006, the Company will continue to implement the following operating strategies:

i) Improving operation and management and enhancing the profitability of the existing coal mines.

Firstly, the Company will stabilize the output and sales volume of its existing coal mines. The Company will optimize and adjust the production system of its coal mines so that the output of raw coal will start to increase again to achieve a sales target of 34.0 million tones for the year.

Secondly, the Company will continue to implement its "Three Nil Project" to improve product quality and reputation in the market, and to continuously implement its "Four Optimizations" to optimize the Company's product mix, user mix, transportation structure and port flow structure so as to reduce the cost of sales and increase net sales price of products.

Thirdly, the Company will strengthen its management and implement cost control measures. The Company will improve its financial control system and control the capital risk. The Company will fully implement the policy of "increasing income, reducing cost, reducing material consumption and increasing efficiency".

ii) Speeding up the development pace of existing projects and continuing to look for new acquisition opportunities.

The Company will accomplish revamping the production system, installation of mining equipment, and endeavors to put the Austar Coal Mine in Australia into full operation in the third quarter of 2006. The Company will complete the commercial negotiation for the new coal mine project in Shaanxi Province, and endeavors to complete construction of the coal mine by the end of 2006. The Company will speed up the construction pace of Zhaolou Coal Mine in Shandong Province and the methanol project in Shaanxi province, and endeavors to complete the construction of these two projects and commence their operations by the end of year 2007. The Company will continue to look for new acquisition opportunities in coal and other related industries both in China and overseas so as to expand the scale of its coal mine assets and develop coal further processing business.

In the year 2006, Yankuang Group will implement the transfer to the Company part of its coal and power operations and other new projects, which are in line with the Company's development strategies and in accordance with the government's relevant regulations. In addition, Yankuang Group will support the Company in its acquisition of the above-mentioned transfers to increase the business performance of the Company, reduce connected transactions and intra-industry competition between Yankuang Group and the Company. The Company would be invited to invest in the coal liquefaction project which is being developed by Yankuang Group.

The Company will acquire 98% of the equity interest in Yankuang Shanxi Neng Hua Company, Limited. ("Shanxi Neng Hua") in the third quarter of year 2006. The acquisition is expected to offer a platform for the Company's participation in coal resource exploitation and coal further processing business in Shanxi province. The Tianchi coal mine of Shanxi Neng Hua is expected to put into full operation by the end of year 2006.

iii) **Regulating the operations of the Company and improving the management expertise of the Company.**

Firstly, in accordance with the requirements of Sarbanes-Oxley Act, the Company will complete the establishment of its internal control systems before the end of year 2006. The Company has already completed the design, testings and rectifying works of its internal control system. The Company's internal system will be formally implemented in October 2006, and issue the Internal Control Report by the end of the year 2006.

Secondly, pursuant to the requirements of domestic and foreign supervising and regulating authorities, the Company will arrange for its Directors, Supervisors, senior management and the other employees to attend regular training to strengthen their awareness of self-discipline and responsibility. The Company will also improve its corporate governance to promote the operational compliance of the Company.

Thirdly, The Company will strengthen the management of its external investments, control its investment risks and improve the quality and returns of its investments.

CHANGES IN SHARE CAPITAL AND SUBSTANTIAL SHAREHOLDERS

Changes in Share Capital during this Reporting Period

In this reporting period, there was no change in the total number of shares of the Company, but the capital structure changed after the Share Reform Plan.

Upon the implementation of the Share Reform Plan on 31st March, 2006, changes in the share capital are as follows:

Unit: shares
(Par value per share: RMB1.00)

	Before 31st March, 2006	Changes (+ /-)	As at 31st March, 2006
Domestic tradable shares with trading moratorium	2,672,000,000	-72,000,000	2,600,000,000
Domestic tradable shares without trading moratorium	288,000,000	+72,000,000	360,000,000
H shares	1,958,400,000	0	1,958,400,000
Total number of shares	4,918,400,000	0	4,918,400,000

For details of the Share Reform Plan please refer to the section headed "Share Reform Plan" in "Disclosure of Significant Events".

Number of Shareholders as at the End of this Reporting Period

As at 30th June 2006, the Company had 80,758 shareholders, of which one was holder of domestic tradable shares subject to a trading moratorium, 80,623 were holders of domestic tradable shares without trading moratorium and 134 were holders of H shares.

Substantial Shareholders

As at 30th June 2006, the top 10 shareholders and the top 10 shareholders holding tradable shares without trading moratorium are as follows:

Name of Shareholder	Class of Shares	Number of Holding Shares at the end of the reporting period (shares)	Percentage holding of the total shares of the Company as at June 30, 2006 (%)
Shareholders holding tradable shares subject to a trading moratorium			
Yankuang Group Corporation Limited	A shares	2,600,000,000	52.86
Shareholders holding tradable shares without trading moratorium			
HKSCC Nominees Limited	H shares	1,954,851,596	39.75
SITICO-JP Morgan Double-Interest-Balanced Combined Security Investment Fund	A shares	7,170,250	0.15
CREDIT SUISSE (HONG KONG) LIMITED	A shares	6,607,896	0.13
Haitong Securities Company Limited	A shares	5,000,000	0.10
Shanghai Stock Exchange 50 Exchange Traded Open-End Index Securities Investment Fund	A shares	4,888,188	0.10
DongFeng Automobile Co., Ltd.	A shares	3,559,496	0.07
National Social Security Fund 002 Group	A shares	2,810,025	0.06
Desheng Small Cap Selective Securities Investment Fund of GTJA Allianz Fund	A shares	2,500,000	0.05
CITIGROUP GLOBAL MARKETS LIMITED	A shares	2,258,468	0.05
SITICO-JP Morgan China Advantageous Security Investment Fund	A shares	2,220,588	0.04

Note: The above number of shareholders as at the end of this reporting period and shareholding information of substantial shareholders were prepared according to the registers of shareholders of the Company as at 30th June, 2006 which were provided by Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Hong Kong Registrars Limited.

Pursuant to the Securities Law of the People's Republic of China, save as disclosed above, no other shareholders were recorded in the register as at 30th June, 2006 as having an interest of 5% or more of the Company's public shares.

None of the shares held by the Yankuang Group were pledged, locked up or held under trust during this reporting period. It is uncertain as to whether the shares held by the other Shareholders as disclosed above were pledged, locked up or held under trust.

As the clearing and settlement agent for the Company's H shares, HKSCC Nominees Limited held the Company's H shares in a nominee capacity.

Among the shareholders as disclosed above, SITICO-JP Morgan Double-Interest-Balanced Combined Security Investment Fund and SITICO-JP Morgan China Advantageous Security Investment Fund are both under the management of China International Fund Management Co., Ltd. Related party relationships and concert actions among the other shareholders are not known.

During this reporting period, there was no change in the controlling shareholders or actual controlling person of the Company.

Save as disclosed below, as at 30th June, 2006, no other person (other than the Director, chief executive or supervisor of the Company) had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO").

Name of Substantial Shareholders	Class of Shares	Number of shares held (shares)	Capacity	Type of Interest	Percentage in relevant class of share capital as at the end of this reporting period	Percentage in total share capital as at the end of this reporting period
Yankuang Group Corporation Limited (Note 1)	Domestic Shares (state-owned legal person shares)	2,600,000,000(L)	Beneficial Owner	Corporate	87.84%	52.86%
J.P. Morgan Chase & Co.	H shares	218,049,706(L) (including 82,615,699 (P))	Beneficial Owner, Investment Manager and Custodian Corporation / Approved Lending Agent	Corporate	11.14%	4.43%
Credit Suisse Group	H shares	160,567,327(L) (including 3,950,100 (P)) 32,939,359(S)	Interest of Controlled Corporations	Corporate	9.88%	3.93%

Notes:

1. Upon the implementation of the Share Reform Plan and on 3 April 2006, the shareholding of Yankuang Group changed from 2,672,000,000 Domestic Shares to 2,600,000,000 Domestic Shares, representing 87.84% of the Company's total Domestic Shares and 52.86% of the Company's total share capital. Details of the Share Reform Plan are set out in the paragraph headed "Share Reform Plan".

2. The letter Note: "L" denotes a long position. The letter "S" denotes a short position. The letter "P" denotes interest in a lending pool.

SHAREHOLDINGS OF DIRECTORS AND SUPERVISORS OF THE COMPANY

Save as disclosed below, as at 30th June, 2006, none of the directors, chief executive or supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (which shall be deemed to apply to the Company's supervisors to the same extent as it applies to the Company's directors).

Name	Capacity	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for changes
Wang Xin	–	Chairman of the Board	0	0	No change
Geng Jiahuai	–	Vice Chairman of the Board	0	0	No change
Yang Deyu	Beneficial owner	Vice Chairman of the Board and General Manager	16,000	20,000	Share Reform Plan
Shi Xuerang	–	Director	0	0	No change
Chen Changchun	–	Director	0	0	No change
Wu Yuxiang	Beneficial owner	Director and Chief Financial Officer	16,000	20,000	Share Reform Plan
Wang Xinkun	–	Director and Vice General Manager	0	0	No change
Chen Guangshui	Beneficial owner	Director and Secretary of the Board	1,600	2,000	Share Reform Plan
Dong Yunqing	–	Director	0	0	No change
Pu Hongjiu	–	Independent Non-executive Director	0	0	No change
Cui Jianmin	–	Independent Non-executive Director	0	0	No change
Wang Xiao Jun	–	Independent Non-executive Director	0	0	No change
Wang Quanxi	–	Independent Non-executive Director	0	0	No change
Meng Xianchang	Beneficial owner	Chairman of the Supervisor Committee	16,000	20,000	Share Reform Plan
Song Guo	–	Vice Chairman of the Supervisor Committee	0	0	No change
Zhang Shengdong	–	Supervisor	0	0	No change
Liu Weixin	–	Supervisor	0	0	No change
Xu Bentai	–	Supervisor	0	0	No change

All the interests disclosed above represent long position in the shares of the Company.

As at 30th June, 2006, total number of domestic shares of the Company held by the directors and supervisors of the Company was 62,000 shares, representing 0.001% of the total share capital of the Company.

As at 30th June, 2006, none of the directors, chief executive or supervisors of the Company or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation.

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends Distribution for Year 2005

At the 2005 annual general meeting of the Company held on 28th June, 2006, the shareholders of the Company approved the final dividends of RMB1,082 million (tax included), or RMB2.2 (tax included) per share to be declared and paid to the shareholders of the Company, which include (1) cash dividends of RMB737.7 million (tax included) or RMB0.150 (before tax) per share for the year ended 2005 in accordance with the Company's consistent dividend policy; and (2) 2005 special cash dividends of RMB344.3 million (tax included) or RMB0.070 (tax included) per share.

Payment of the 2005 final cash dividends to the shareholders of the Company was completed on 20th July, 2006.

Interim Dividends Distribution

There will be no payment of interim dividends nor issue of bonus shares for the first half-year of 2006.

Appointment of Senior Management

At the fifth meeting of the third session of the Board held on 21st April, 2006, Mr. Qu Tianzhi was appointed as the vice general manager of the Company.

Amendments to the Articles of Association of the Company

Pursuant to the approval of the 2005 annual general meeting, the Company amended the articles of association of the Company (the "Articles of Association") in accordance with the new requirements of domestic and overseas supervising authorities and the requirements of daily operations of the Company. Details of the amendments to the Articles of Association were posted to the shareholders of the Company on 9th May, 2006 and were published on the websites of Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited, respectively.

Acquisition of Mining Right of Zhaolou Coal mine

The Company acquired 95.67% equity interest in Yanmei Heze Neng Hua Company Limited (" Heze Neng Hua") from Yankuang Group in December 2005.

Yankuang Group has been granted the mining right certificate of Zhaolou Coal Mine by the Ministry of Land and Resources on 28th June, 2006. Pursuant to the related acquisition agreements, Heze Neng Hua has the right to purchase such mining rights from Yankuang Group at any time within 12 months from the grant of the mining rights of Zhaolou coal mine to Yankuang Group.

Construction works of Zhaolou coal mine are proceeding according to the plan, and are expected to be completed by the end of year 2007. The company will undertake acquisition of the mining rights of Zhaolou coal mine pursuant to the terms of the relevant agreements, as and when appropriate.

Acquisition of Equity Interest of Yankuang Shanxi Neng Hua Co., Ltd.

On 18th August, 2006, an agreement was entered into between the Company and Yankuang Group in relation to the acquisition of 98% equity interest of Yankuang Shanxi Nenghua Company Limited by the Company from Yankuang Group. Please refer to the "Announcement On Connected Transaction of Yanzhou Coal Mining Company Limited" published by the Company on 21st August, 2006 for details of the acquisition.

Material Litigation and Arbitration

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited ("Shandong Xin Jia") through the Bank of China Jining Branch (the "Entrusted Loan"). Since Shandong Xin Jia failed to duly repay the principal and interest of the Entrusted Loan, the Higher People's Court of Shandong Province appointed Shandong Yinxing Auction Company Limited and auctioned the 289 million shares held by Lianda Group Limited, the guarantor, in Huaxia Bank Company Limited ("Huaxia Shares") in accordance with the relevant laws on 6th September, 2005 to repay the company's the principal, interest, penalty interest and relevant expenses of the Entrusted Loan. The final auction price was RMB3.5 per Huaxia Share and total final auction amount was RMB1,011.5 million.

The successful bidder of Huaxia Shares is going through qualification approval procedures of China Banking Regulatory Commission. Upon completing the qualification approval, the bidder will make payment of the auction amount and transferring procedures of Huaxia Shares, and the Company can call back the principal, interest, penalty interest and relevant expenses of the Entrusted Loan. As at this reporting date, the bidder is still undergoing the process of qualification approval. The Company and relevant parties are endeavoring to confirm the results of the qualification approval as soon as possible.

In view of the possibility that the bidder may not obtain the qualification approval by China Banking Regulatory Commission, the Company and the relevant parties have studied corresponding measures to call back the principal, interest, penalty interest and relevant expenses of the Entrusted Loan. Any significant progress concerning the entrusted loan will be promptly disclosed by the Company.

Save as disclosed above, the Company was not involved in any other significant litigation and arbitration during this reporting period.

Share Reform Plan

The share reform plan proposed by Yankuang Group was implemented (the "Share Reform Plan") on 31st March, 2006. Yankuang Group has paid a consideration of 2.5 non-tradable shares for every 10 shares held by each holder of A shares whose name appeared on the register of members of A share on 30th March, 2006 in exchange for the right to list and trade the non-tradable shares of Yankuang Group on the Shanghai Stock Exchange. The non-tradable shares held by the Yankuang Group were granted the right to list and trade on the Shanghai Stock Exchange since 3rd April, 2006.

The financial indicators of the Company including assets, liabilities, ownership interest, total share capital and net profit remain unchanged upon implementation of the revised Share Reform Plan of Yankuang Group.

MATERIAL CONTRACTS

Besides the relevant agreements disclosed in the sections headed "Acquisition of Equity Interest of Yankuang Shanxi Neng Hua Co., Ltd." and "On-going Connected Transactions", the Company was not a party to any material contract during this reporting period.

Use of Funds and External Guarantees by the Company

As at 30th June, 2006, no external guarantees have been made by the Company. As at 30th June, 2006, the Company's controlling shareholders and the Company's subsidiaries have not used the Company's funds for non-operating items.

The above information concerning the use of funds and external guarantee by the Company constitutes a disclosure required under the relevant laws of China (excluding Hong Kong).

Entrusted Loans

Entrusted loans that occurred in previous years and continued into this reporting period are as follows:

No.	Bank Entrusted	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Whether through statutory process	Whether there is a provision for devaluation	Whether principal has been repaid	Accumulated interest income in this reporting period
1	Bank of China Jining Branch	Shandong Xinjia Industrial Co., Ltd	RMB640 million	From 20th December, 2004 to 19th January, 2005	7%	Yes	No	No	0
2	Bank of China Jining Branch	Yanzhou Coal Australia Pty Limited	US$20 million	From 7th November, 2005 to 7th November, 2007	6.31%	Yes	No	No	US$631,800
3	Bank of China Jining Branch	Yanzhou Coal Australia Pty Limited	US$20 million	From 13th February, 2006 to 7th November, 2007	6.57938%	Yes	No	No	US$469,800
4	Bank of China Jining Branch	Yanzhou Coal Australia Pty Limited	US$20 million	From 6th June, 2006 to 7th November, 2007	6.89438%	Yes	No	No	US$91,000
5	Bank of China Jining Branch	Yanmei Heze Neng Hua Company Limited	RMB30 million	From 3rd July, 2006 to 26th June, 2007	5.85%	Yes	No	No	0

Upon approval of the board meeting held on 28th June, 2005, the Company intends to extend an entrusted loan of AUD121 million (or US$90 million) to the Company's wholly owned subsidiary, Yanzhou Coal Australia Pty Limited. The entrusted loan is yet to be completely effected.

Upon approval of the daily operation meeting by the general managers held on 26th June, 2006, the Company intends to extend an entrusted loan of RMB300 million to the Company's wholly owned subsidiary, Yanmei Heze Neng Hua Company Limited. The entrusted loan is yet to be completely effected.

During the reporting period, the Company did not incur other entrusted loan items. Save as disclosed above, the Company currently has no plans to make other entrusted loans.

The above information concerning entrusted loans is subject to disclosure requirement under the relevant laws of China (excluding Hong Kong).

ON-GOING CONNECTED TRANSACTIONS

Pursuant to the regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange on on-going connected transactions and the operation developments of the Company and Yankuang Group, the Company completed the review of its on-going connected transactions as required by law and re-entered into six on-going connected transaction agreements ("New On-going Connected Transaction Agreements") with Yankuang Group in the first quarter 2006. It also determined the annual caps on the connected transactions for each New On-going Connected Transaction Agreements in each year ("the Annual Caps") from 2006 to 2008.

The New On-going Connected Transaction Agreements and the Annual Caps were approved by the independent shareholders on 24th March, 2006. The term for each of the New On-going Connected Transaction Agreements is from 1st January, 2006 till 31st December, 2008. The Company and Yankuang Group terminated the original contracts on the Materials and Services Supply Agreement and its supplementary agreement, and the Agreement of Endowment Insurance Fund.

Details of the connected transactions for the first half year of 2006 are set out in note 50 to the financial statements prepared in accordance with the PRC GAAP contained herein.

BORROWINGS

Details of the borrowings are set out in note 24 to the financial statements prepared in accordance with the IFRS contained herein.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During this reporting period, the Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company.

COMPLIANCE WITH MODEL CODE

Having made specific enquiry of all directors of the Company, during this reporting period, the directors of the Company have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"). The Company has not adopted a code of conduct regarding the securities transactions of the directors of the Company on terms no less exacting than the required standard set out in the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During this reporting period, the Company has complied with the code provisions in the Code On Corporate Governance Practices set out in Appendix 14 of the Listing Rules (the "Code Provision").

Save as disclosed below, there is no significant difference between the compliance with the Code Provision by the company during this reporting period and that disclosed in the Company's 2005 Annual Report.

"Code for Securities Transactions by the Management of Yanzhou Coal Mining Company Limited" was established by the board of the Company on 21st April, 2006, which stipulates written guidelines for transactions in the securities of the Company for the directors, supervisors and senior management of the Company and any other person who may be aware of non-published price sensitive information. The code has combined the requirements of the relevant domestic laws and regulations and those of Hong Kong.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

Starting from 21st July, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. RMB is no longer pegged to the US dollar.

The impact of floating exchange rate to the Company is mainly reflected in (a) (coal exports of the Company are calculated in US dollar) impact on income through coal export after conversion into RMB; (b) impact of conversion loss of foreign currency deposit; and (c) impact on the Company's import costs of equipment and fittings.

The Company has no plans to make hedging arrangements for the exchange rates of RMB to foreign currencies.

EMPLOYEES

As at 30th June, 2006, the Company had 31,716 employees in total, of whom 2,026 were administrative personnel, 1,082 were technicians, 24,459 were directly involved in coal production and 4,149 were supporting staff.

POLICY OF REMUNERATION

The Company adopts a combined annual remuneration and risk control system for assessing and rewarding the directors and senior management of the Company. The annual remuneration consists of basic salary and benefit income: basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees whereas benefit income is determined by the actual operational achievement of the Company. The annual remunerations for the directors and senior management of the Company are paid on a monthly basis and are confirmed after the performance review to be carried out in the following year.

The remuneration for the directors has to be approved in the shareholders' general meeting while the remuneration for the senior management has to be approved by the Board.

The remuneration policy of the other employees of the Company is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Awards are linked to the Company's overall economic efficiency.

AUDITORS

The Company retained Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) and Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) as its domestic and international auditors, respectively.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, PRC:

- the full text of the interim report signed by the Chairman;
- financial statements having the chop of the Company and signed by corporate representative, responsible person of the accounting work and responsible person of the accounts department;

- all documents which were published during the reporting period in newspapers designated by the China Securities Regulatory Commission;
- the Articles of Association of the Company;
- the full text of the interim report released in other securities markets.

On behalf of the Board
Wang Xin
Chairman

18th August, 2006
Zoucheng, People's Republic of China

BALANCE SHEET

AT JUNE 30, 2006

	NOTES	The Group At June 30, 2006 RMB (unaudited)	The Group At December 31, 2005 RMB (audited)	The Company At June 30, 2006 RMB (unaudited)	The Company At December 31, 2005 RMB (audited)
ASSETS					
CURRENT ASSETS:					
Bank balances and cash	5	**6,581,697,367**	7,278,972,385	**6,043,266,234**	6,297,641,649
Current investments	6	**640,000,000**	640,000,000	**640,000,000**	640,000,000
Notes receivable	7	**2,534,524,775**	2,100,443,880	**2,534,524,775**	2,100,243,880
Dividends receivable		**-**	-	**298,582**	-
Interest receivable		**14,890,799**	-	**24,549,713**	-
Accounts receivable	8	**260,064,230**	134,802,711	**260,064,230**	134,802,711
Other receivables	9	**237,290,500**	143,528,596	**750,801,599**	398,177,622
Prepayments	11	**125,343,346**	73,704,963	**126,301,629**	78,776,194
Inventories	12	**512,824,585**	470,501,129	**469,923,400**	428,483,999
Deferred expenses	13	**34,694,742**	62,444,803	**34,309,167**	62,346,044
Other current assets	14	**405,942,317**	157,511,340	**405,942,317**	157,511,340
TOTAL CURRENT ASSETS		**11,347,272,661**	11,061,909,807	**11,289,981,646**	10,297,983,439
LONG-TERM EQUITY INVESTMENTS					
Long-term equity investments	15	**80,059,142**	81,117,603	**1,586,824,146**	1,597,035,257
Including: Discrepancy on consolidation	15	**17,878,449**	18,936,910	**-**	-
Long-term debt investments	16	**-**	-	**479,736,000**	162,200,000
		80,059,142	81,117,603	**2,066,560,146**	1,759,235,257
FIXED ASSETS:					
Fixed assets – cost	17	**16,010,689,964**	15,978,522,004	**15,666,520,472**	15,669,699,268
Less: Accumulated depreciation	17	**8,404,805,792**	7,902,722,461	**8,373,312,277**	7,883,750,808
Fixed assets – net book value	17	**7,605,884,172**	8,075,799,543	**7,293,208,195**	7,785,948,460
Materials held for construction of fixed assets	18	**890,966,922**	194,334,918	**91,478,730**	8,926,618
Fixed assets under construction	19	**1,018,021,927**	711,236,841	**228,635,652**	124,679,186
TOTAL FIXED ASSETS		**9,514,873,021**	8,981,371,302	**7,613,322,577**	7,919,554,264
INTANGIBLE ASSETS					
Intangible assets	20	**798,379,594**	815,161,408	**744,403,753**	761,255,776
Long-term deferred expenses	21	**334,395,776**	148,620,077	**-**	-
TOTAL INTANGIBLE ASSETS AND OTHER ASSETS		**1,132,775,370**	963,781,485	**744,403,753**	761,225,776
TOTAL ASSETS		**22,074,980,194**	21,088,180,197	**21,714,268,122**	20,738,028,736

The accompanying notes are part of the financial statements.

BALANCE SHEET – CONTINUED

AT JUNE 30, 2006

	NOTES	The Group At June 30, 2006 RMB (Unaudited)	The Group At December 31, 2005 RMB (Audited)	The Company At June 30, 2006 RMB (Unaudited)	The Company At December 31, 2005 RMB (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Notes payable	22	**99,353,231**	136,779,128	**85,843,231**	136,779,128
Accounts payable	23	**337,555,413**	381,517,651	**337,658,176**	381,517,651
Advances from customers	24	**453,611,058**	527,865,895	**453,273,067**	527,793,426
Salaries and wages payable	25	**144,183,855**	127,539,246	**143,180,497**	126,888,680
Taxes payable	26	**713,843,307**	897,202,321	**715,065,667**	895,394,930
Dividend payable	27	**510,048,000**	–	**510,048,000**	–
Other payables	28	**1,389,200,990**	1,194,089,906	**1,082,118,628**	885,365,147
Long-term payable due within one year	29/30	**446,661,494**	304,709,446	**446,661,494**	304,709,446
TOTAL CURRENT LIABILITIES		**4,094,457,348**	3,569,703,593	**3,773,848,760**	3,258,448,408
LONG-TERM LIABILITIES:					
Long-term payable	30	**411,656,940**	322,936,910	**411,656,940**	322,936,910
TOTAL LONG-TERM LIABILITIES		**411,656,940**	322,936,910	**411,656,940**	322,936,910
TOTAL LIABILITIES		**4,506,114,288**	3,892,640,503	**4,185,505,700**	3,581,385,318
MINORITY INTERESTS		**53,882,296**	53,912,439	**–**	–
SHAREHOLDERS' EQUITY:					
Share capital	31	**4,918,400,000**	4,918,400,000	**4,918,400,000**	4,918,400,000
Capital reserves	32	**4,971,944,827**	4,865,480,791	**4,971,944,827**	4,865,480,791
Surplus reserves	33	**1,528,790,703**	1,528,790,703	**1,528,474,119**	1,528,474,119
Including: Statutory common welfare fund	33	**–**	509,649,665	**–**	509,491,373
Cash dividend proposed after the balance sheet date	34	**–**	1,082,048,000	**–**	1,082,048,000
Unappropriated profits	35	**6,109,626,892**	4,761,923,924	**6,109,943,476**	4,762,240,508
Translation reserve		**(13,778,812)**	(15,016,163)	**–**	–
TOTAL SHAREHOLDERS' EQUITY		**17,514,983,610**	17,141,627,255	**17,528,762,422**	17,156,643,418
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**22,074,980,194**	21,088,180,197	**21,714,268,122**	20,738,028,736

The accompanying notes are part of the financial statements.

The financial statements on pages 20 to 63 were signed by the following:

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	**Wu Yu Xiang**	**Zhang Bao Cai**

STATEMENT OF INCOME AND PROFITS APPROPRIATION

FOR THE PERIOD FROM JANUARY 1, 2006 TO JUNE 30, 2006

	NOTES	The Group Six months ended June 30, 2006 RMB (unaudited)	The Group Six months ended June 30, 2005 RMB (unaudited)	The Company Six months ended June 30, 2006 RMB (unaudited)	The Company Six months ended June 30, 2005 RMB (unaudited)
Revenue from principal operations	36	**6,486,152,242**	6,676,644,921	**6,486,152,242**	6,676,644,921
Less: Cost of principal operations	37	**2,940,473,641**	2,758,267,900	**2,941,998,508**	2,759,543,817
Sales taxes and surcharges	38	**138,120,360**	125,034,009	**138,120,360**	125,034,009
Profit from principal operations		**3,407,558,241**	3,793,343,012	**3,406,033,374**	3,792,067,095
Add: Profits from other operations	39	**41,283,862**	23,891,613	**36,415,895**	23,530,900
Less: Operating expenses	40	**519,847,693**	538,394,458	**521,726,223**	540,467,066
General and administrative expenses		**919,559,240**	805,420,279	**906,498,163**	794,341,205
Financial expenses	41	**(22,588,101)**	(4,424,385)	**(16,540,560)**	(7,015,528)
Operating profit		**2,032,023,271**	2,477,844,273	**2,030,765,443**	2,487,805,252
Add: Investment income	42	**(1,058,461)**	2,818,654	**(253,614)**	(7,775,735)
Non-operating income	43	**4,625,033**	277,296	**4,622,533**	257,296
Less: Non-operating expenses	44	**2,584,664**	2,076,971	**2,584,664**	1,904,251
Total profits		**2,033,005,179**	2,478,863,252	**2,032,549,698**	2,478,382,562
Less: Income taxes	45	**685,060,906**	821,951,620	**684,846,730**	821,759,469
Minority interest		**241,305**	288,539	**-**	-
Net profit		**1,347,702,968**	1,656,623,093	**1,347,702,968**	1,656,623,093
Add: Unappropriated profits at the beginning of the period	35	**4,761,923,924**	3,722,812,692	**4,762,240,508**	3,723,129,276
Profits available for appropriation		**6,109,626,892**	5,379,435,785	**6,109,943,476**	5,379,752,369
Less: Appropriations to statutory common reserve fund	35	**-**	-	**-**	-
Profits available for appropriation to shareholders		**6,109,626,892**	5,379,435,785	**6,109,943,476**	5,379,752,369
Less: Cash dividend proposed after the balance sheet date	34	**-**	-	**-**	-
Unappropriated profits at the end of the period		**6,109,626,892**	5,379,435,785	**6,109,943,476**	5,379,752,369

The accompanying notes are part of the financial statements.

CASH FLOW STATEMENT

FOR THE PERIOD FROM JANUARY 1, 2006 TO JUNE 30, 2006

	NOTES	The Group Six months ended June 30, 2006 RMB (unaudited)	The Group Six months ended June 30, 2005 RMB (unaudited)	The Company Six months ended June 30, 2006 RMB (unaudited)	The Company Six months ended June 30, 2005 RMB (unaudited)
1. CASH FLOW FROM OPERATING ACTIVITIES:					
Cash received from sales of goods or rendering of services		**7,031,662,818**	7,449,828,676	**7,031,197,296**	7,466,990,532
Other cash received relating to operating activities	46	**142,179,712**	535,409,548	**140,400,103**	170,411,032
Sub-total of cash inflows		**7,173,842,530**	7,985,238,224	**7,171,597,399**	7,637,401,564
Cash paid for goods and services		**2,540,971,941**	2,481,236,525	**2,541,579,149**	2,479,041,117
Cash paid to and on behalf of employees		**1,067,737,643**	763,767,925	**1,033,273,832**	697,097,367
Taxes payments		**1,588,484,781**	1,250,507,252	**1,585,240,853**	1,249,407,949
Cash paid relating to operating activities	47	**1,586,264,360**	804,527,792	**1,730,582,253**	1,258,364,289
Sub-total of cash outflows		**6,783,458,725**	5,300,039,494	**6,890,676,087**	5,683,910,722
NET CASH FLOW FROM OPERATING ACTIVITIES		**390,383,805**	2,685,198,730	**280,921,312**	1,953,490,842
2. CASH FLOW FROM INVESTING ACTIVITIES:					
Cash received from return on investments		**–**	3,376,730	**–**	3,727,186
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		**4,382,496**	2,280,519	**4,377,463**	2,280,521
Sub-total of cash inflows		**4,382,496**	5,657,249	**4,377,463**	6,007,707
Cash paid to acquire fixed assets, intangible assets and other long-term assets		**1,085,581,870**	231,068,000	**211,886,190**	86,556,913
Cash paid for investments		**–**	–	**321,600,000**	–
Increase in restricted cash and term deposits	48	**13,086,665**	242,306,033	**–**	241,689,647
Sub-total of cash outflows		**1,098,668,535**	473,374,033	**533,486,190**	328,246,560
NET CASH FLOW USED IN INVESTING ACTIVITIES		**(1,094,286,039)**	(467,716,784)	**(529,108,727)**	(322,238,853)
3. CASH FLOW FROM FINANCING ACTIVITIES:					
Dividends paid, profit distributed or interest paid		**6,459,449**	12,556,727	**6,188,000**	12,320,000
Include: Dividends paid to minority shareholders of a subsidiary		**271,449**	236,727	**–**	–
Sub-total of cash outflows		**6,459,449**	12,556,727	**6,188,000**	12,320,000
NET CASH FLOW USED IN FINANCING ACTIVITIES		**(6,459,449)**	(12,556,727)	**(6,188,000)**	(12,320,000)
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		**–**	–	**–**	–
5. NET INCREASE IN CASH AND CASH EQUIVALENTS		**(710,361,683)**	2,204,925,219	**(254,375,415)**	1,618,931,989

	NOTES	The Group Six months ended June 30, 2006 RMB (unaudited)	The Group Six months ended June 30, 2005 RMB (unaudited)	The Company Six months ended June 30, 2006 RMB (unaudited)	The Company Six months ended June 30, 2005 RMB (unaudited)
SUPPLEMENTAL INFORMATION:					
1. RECONCILIATION OF NET PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES:					
Net profit		**1,347,702,968**	1,656,623,093	**1,347,702,968**	1,656,623,093
Add: Minority interest		**241,305**	288,539	**–**	–
Depreciation of fixed assets		**507,492,918**	480,287,180	**494,971,057**	479,488,064
Provision for Wei Jian Fei		**106,464,036**	110,653,170	**106,464,036**	110,653,170
Provision for Work Safety Expense		**141,952,048**	147,537,560	**141,952,048**	147,537,560
Provision for Reform and Specific Development Fund		**88,720,030**	92,210,975	**88,720,030**	92,210,975
Amortization of intangible assets		**16,852,024**	16,307,020	**16,852,024**	16,307,020
Increase (decrease) in deferred expenses		**27,750,061**	(21,177,412)	**28,036,877**	(20,845,572)
Increase in long-term deferred expenses		**(185,775,699)**	–	**–**	–
Losses (gains) on disposal of fixed assets, intangible assets and other long-term assets		**(249,263)**	692,866	**(249,263)**	528,354
Financial expenses		**6,188,000**	12,320,000	**6,188,000**	12,320,000
Gains (losses) arising from investments		**1,058,461**	(2,818,654)	**253,614**	7,775,735
Increase in inventories		**(42,323,456)**	(112,034,422)	**(41,439,401)**	(117,180,297)
Decrease (increase) in receivables under operating activities		**(968,064,477)**	57,851,947	**(1,218,949,603)**	(100,215,408)
Increase (decrease) in payables under operating activities		**(657,625,151)**	246,456,868	**(689,581,075)**	(331,711,852)
NET CASH FLOW FROM OPERATING ACTIVITIES		**390,383,805**	2,685,198,730	**280,921,312**	1,953,490,842
2. NET INCREASE IN CASH AND CASH EQUIVALENTS:					
Cash and cash equivalents at the end of the Period	48	**6,532,059,913**	7,421,662,709	**6,043,266,234**	6,597,571,773
Less: Cash and cash equivalents at the beginning of the Period		**7,242,421,596**	5,216,737,490	**6,297,641,649**	4,978,639,784
NET INCREASE IN CASH AND CASH EQUIVALENTS		**(710,361,683)**	2,204,925,219	**(254,375,415)**	1,618,931,989

The accompanying notes are part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2006 TO JUNE 30, 2006

1. GENERAL

Yanzhou Coal Mining Company Limited (the "Company") is a Sino-foreign joint stock company with limited liability established in the People's Republic of China (the "PRC"). The Company was established on September 25, 1997 by Yankuang Group Corporation Limited (the "Yankuang Group") and commenced operations on October 1, 1997. The A Shares, H Shares and American Depository Shares issued by the Company are listed on the stock exchanges in Shanghai, Hong Kong and New York, respectively. The principal operations of the Company are the mining and screening of coal, sales of coal products and coal transportation service.

The Company is one of the nineteenth batch of share reform companies designated by China Securities Regulatory Commission. As approved by the Lu State-owned Assets Ownership Letter [2006] No.32 issued by the State-owned Assets Supervision & Administration Commission (SASAC) of People's Government of Shandong Province, as well as approved by the Company's shareholder's meeting regarding the share reform plan, the Company's share reform plan is as follows: 2.5A shares for every existing 10 A shares would be offered by the non-tradable legal person shares on the share registration date (March 30, 2006) of share reform plan implemented. After the implementation of the plan, the Company's total share capital as well as the Company's financial indicators such as assets, liabilities, shareholder's equity, earnings per share, etc. will remain unchanged, and the shares owned by Yankuang Group would then be converted to tradable shares in 4 years time according to formula. The Share Reform Plan was further approved by the Ministry of Commerce of the PRC on March 21, 2006 and was implemented by April 3, 2006. See note 31 for share capital after share reform.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Accounting system and accounting standards adopted

The Company has adopted the Accounting Standards for Business Enterprises, the "Accounting System for Business Enterprises" and the supplementary regulations thereto.

Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and uses the historical cost convention as the principle of measurement.

Accounting year

The Company has adopted the calendar year as its accounting year, i.e. from January 1 to December 31.

The period of this financial statement is from January 1, 2006 to June 30, 2006.

Reporting currency

The recording currency of the Company is Renminbi.

Foreign currency translation

Transactions denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange ("market exchange rate") prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the market exchange rate prevailing at the balance sheet date. Exchange gains or losses incurred on a specific borrowing for the acquisition or construction of a fixed asset are capitalized as part of the cost of fixed asset before the fixed asset has reached working condition for its intended use; other exchange gains or losses are dealt with as finance costs.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – continued

Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Accounting for bad debts

1) *Criteria for recognition of bad debts*

The irrecoverable amount of a bankrupt debtor after pursuing the statutory procedures; the irrecoverable amount of a debtor who has deceased and has insufficient estate to repay; the amount owed by a debtor who is unable to repay the obligations after the debts fall due, and the amount is irrecoverable or unlikely to be recovered as demonstrated by sufficient evidence.

2) *Accounting treatment for bad debt losses*

Bad debt is accounted for using the allowance method and provided according to the recoverability of receivables at the year-end. The provision for bad debts relating to significant receivable accounts, amounts due from related parties and deposit on packing materials for long-term use are individually identified based on relevant information such as past experience, actual financial position and cash flows of the debtors, as well as other relevant information. General provision for the remaining receivables is estimated according to aging analysis. The percentages of the general provision are as follows:

Within 1 year (including 1 year)	4%
1-2 years	30%
2-3 years	50%
Over 3 years	100%

Inventories

Inventories are initially recorded at cost. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories mainly include raw materials, and finished goods.

Inventories are accounted for using the actual costing method. In determining the cost of inventories transferred out or issued for use, the actual costs of raw materials and finished goods are determined by the moving average and weighted average method, respectively.

The Company adopts a perpetual inventory system to account for its inventory.

Provision for decline in value of inventories

Inventories are measured at the lower of cost and net realizable value at the end of a period. When the net realizable value is lower than the cost, the difference is recognized as a provision for decline in value. Provision for decline in value of inventories is made by comparing cost with net realizable value on an individual item basis.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated expenses and the related taxes necessary to make the sale.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – continued

Current investments

A current investment is initially recorded at its cost of acquisition. The initial cost of an investment is the total price paid on acquisition, including incidental expenses such as tax payments and handling charges. However, cash dividends declared but unpaid or bonds interests due but unpaid that are included in the acquisition cost are accounted for separately as receivable items.

Cash dividends or interest on current investments, other than those recorded as receivable items as noted in the preceding paragraph, are offset against the carrying amount of investments upon receipt.

Current investments are carried at the lower of cost and market value at the end of each period. Provision on current investments is calculated and determined on the basis of individual investment.

On disposal of a current investment, the difference between the carrying amount of the investment and the sales proceeds actually received is recognized as an investment gain or loss in the current period.

Designated deposit

Designated deposit represents an instructed deposit with an authorized lending institution which lends the deposit to a third party and is accounted for at the actual amount lent out. For those principal and interest receivable that mature within one year should be classified under "short-term investment", those that mature over one year should be classified under "long-term debt investment".

Interest income from such loans is accrued at the interest rate specified in the loan agreement and recognized in the income statement on a time basis. Accruing interest is stopped if that interest cannot be collected on due dates, and any interest that has previously been accrued is reversed. Designated deposit is carried at the lower of cost and recoverable amount at the end of each period. Where the recoverable amount is lower than the principal amount of a designated deposit, the difference is recognized as a provision for impairment loss.

Recoverable amount

Recoverable amount is the higher of an asset's net selling price and the present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life.

Long-term investments

(1) *Accounting treatment for long-term investments*

A long-term investment is initially recorded at its cost on acquisition.

The cost method is used to account for a long-term equity investment when the Company does not have control, joint control or significant influence over the investee enterprise. The equity method is used when the Company can control, jointly control or has significant influence over the investee enterprise.

When the cost method is adopted, the amount of investment income recognized is limited to the amount distributed out of accumulated net profits of the investee enterprise that has arisen after the investment was made. The amount of profits or cash dividends declared by the investee enterprise in excess of the above threshold is treated as return of investment cost, and the carrying amount of the investment is reduced accordingly.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – continued

Long-term investments – continued

(1) Accounting treatment for long-term investments – continued

When the equity method is adopted, the investment income for the current period is recognized according to the attributable share of the net profit or loss of the investee enterprises. The attributable share of net losses incurred by the investee enterprise is recognized to the extent that the carrying amount of the investment is reduced to zero. If the investee enterprise realizes net profits in subsequent periods, the carrying amount of the investment is resumed by the excess of the Company's attributable share of profits over the share of unrecognized losses.

When a long-term equity investment is accounted for using the equity method, an excess of the initial investment cost over the Company's share of owners' equity of the investee enterprise is debited to "long-term equity investment-equity investment difference" and amortized on a straight-line basis and charged to the income statement accordingly. The amortization period is the investing period if it is stipulated in the investment contract. Otherwise, it is amortized over a period of not more than 10 years. A shortfall of the initial investment cost below the Company's share of owners' equity of the investee enterprise arising before the issuance of Caikuai [2003] 10, is credited to "long-term equity investment-equity investment difference", and amortized on a straight-line basis and charged to the income statement accordingly. The amortization period is the investing period if it is stipulated in the investment contract. Otherwise, it is amortized over a period of not less than 10 years. The shortfall of the initial investment cost below the Company's share of owners' equity of the investee enterprise arising after the issuance of Caikuai [2003] 10 is credited to "capital reserves-provision for equity investment".

(2) Impairment of long-term investments

At the end of each period, the Company determines whether an impairment loss should be recognized for a long-term investment by considering the indications that such loss may be occurred. If the recoverable amount of any long-term investment is lower than the carrying amount of that investment as a result of a continuing decline in market value or changes in operating conditions of the investee enterprise, the difference between the recoverable amount and the carrying amount of the investment should be recognized as an impairment loss in the current period.

Fixed assets and depreciation

Fixed assets are stated at cost or valuation upon the restructuring. Except for lands category for which no depreciation is provided, and mining structures, which are depreciated using the estimated production volume method, depreciation is provided over their estimated useful lives from the month after they have reached the working condition for their intended use using the straight-line method. The estimated residual rate, useful life and annual depreciation rate of each category of fixed assets are as follows:

Category	Estimated residual value	Useful life	Annual depreciation rate
Buildings	3%	15-30 years	3.23-6.47%
Railway structure	3%	15-25 years	3.88-6.47%
Harbour works and craft	3%	40 years	2.43%
Plant, machinery and equipment	3%	5-15 years	6.47-19.40%
Transportation equipment (Note)	3%	6-18 years	5.39-16.17%

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – continued

Fixed assets and depreciation – continued

Note: Vessels of Shandong Yanmei Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Mining structures are depreciated using production volume method at RMB2.5 per tonne of raw coal mined.

Land category only refers to that of Australian Southland coal mine and no depreciation is provided for as Austar enjoys the permanent ownership.

Subsequent costs incurred on an asset upon its initial recognition shall be recognised as addition to the asset provided economic benefits associated with the item will flow to the Company, and the revised carrying amount does not exceed the recoverable amount of the said asset.

Impairment of fixed assets

At the end of each period, the Company determines whether an impairment loss should be recognized for a fixed asset by considering the indications that such a loss may have occurred. Where the recoverable amount of any fixed asset is lower than its carrying amount, an impairment loss on fixed asset is recognized for the difference.

Fixed assets under construction

Fixed assets under construction are recorded at the actual cost incurred for the construction. Cost includes all expenditures incurred for construction projects, capitalized borrowing costs incurred on a specific borrowing for the construction of fixed assets incurred before it has reached the working condition for its intended use, and other related expenses. A fixed asset under construction is transferred to fixed assets when it has reached the working condition for its intended use.

At the end of each period, the Company determines whether an impairment loss should be recognized for a construction in progress by considering the indications that such a loss may have occurred. Where the recoverable amount of any construction in progress is lower than its carrying amount, an impairment loss on construction in progress is recognized for the difference.

Intangible assets

Intangible assets are recorded at the actual cost of acquisition or valuation upon the restructuring.

Land use rights are evenly amortized over 50 years since the certificate of land use rights are obtained.

Mining rights are evenly amortized over the useful life since the mining rights are obtained. The useful life is estimated based on the total proven and probable reserves of the coal mine.

Goodwill represents the excess of the purchase consideration over the net assets of the acquired business unit as a whole.

Goodwill is evenly amortized over 10 years, starting from its initial recognition. Additional of such goodwill acquired in future are amortized over the remaining life of the original amortization period.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – continued

Impairment loss on intangible assets

At the end of each period, the Company determines whether an impairment loss should be recognized for an intangible asset by considering the indications that such a loss may have occurred. Where the recoverable amount of any intangible asset is lower than its carrying amount, an impairment loss on the intangible asset is recognized for the difference.

Long-term deferred expenses

Unless related to the acquisition or construction of fixed assets, all expenditure incurred during the pre-operating period is recognized as an expense in the month in which the enterprise commences operation.

Provisions

The obligation related to a contingency is recognized as a liability when it meets the following conditions:

(1) the obligation is a present obligation of the Company; and

(2) it is probable that an outflow of economic benefits from the Company will be required to settle the obligation; and

(3) a reliable estimate can be made of the amount of the obligation.

Where some or all of the expenditure required settling a liability that meets the above recognition criteria is expected to be reimbursed by a third party or other parties, the reimbursement is separately recognized as an asset when, and only when, it is virtually certain that the reimbursement will be received. The amount recognized for the reimbursement is limited to the carrying amount of the liability recognized.

Borrowing costs

Borrowing costs comprise interest incurred on borrowings, amortization of discounts or premiums, ancillary costs incurred in connection with the arrangement of borrowings, and exchange differences arising from foreign currency borrowings. Borrowing costs incurred on a specific borrowing for the acquisition or construction of a fixed asset, are capitalized as the cost of the fixed asset to the extent they are incurred before the fixed asset has reached working condition for its intended use if the conditions for capitalisation are met. Other borrowing costs are recognized as expenses and included as finance costs in the period in which they are incurred.

Wei Jian Fei

According to the relevant regulations, Wei Jian Fei is accrued at RMB6 per tonne of raw coal mined and is recorded in cost of sales and other current liabilities. Wei Jian Fei is used for purchase of coal production equipment and refurbishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use. Pursuant to the relevant regulations, the capital reserve can only be used for the future development of the coal mining business.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – continued

Work Safety Expense

Pursuant to "Method for Accrual and Usage of Work Safety Expense" Caijian [2004] No. 119, which was jointly issued by States Finance Bureau, National Development and Reform Commission and State Administration of Coal Mine Safety, Work Safety Expense is accrued at RMB8 per ton raw coal mined and recorded in cost of sales and long-term liability from May 1, 2004. Work Safety Expense is used for purchase of coal production equipment and safety expense of coal mining structure. Relevant expenditure should offset with long-term payable when actually incurs and related fixed assets should be fully depreciated and no further depreciation is provided afterwards.

Reform and Specific Development Fund

Pursuant to "Notice of setting up reform and specific Development Fund for provincial key corporations" Caiqi [2004] No.28, which was jointly issued by Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Municipal Government, Shandong Province Coal Mine Industry Bureau, Reform and Specific Development Fund is accrued at RMB5.00 per tonne of raw coal mined from July 1, 2004 and is used for related expenditures on mine construction.

Revenue recognition

Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, will receive the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue and costs.

Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method. Revenue is otherwise recognized at the balance sheet date only to the extent of the costs incurred that are recoverable and service costs are recognized as expenses in the period in which they are incurred. If the service costs incurred are not expected to be recovered, revenue is not recognized.

Interest income:

Interest income is measured based on the length of time for which the enterprise's cash is used by others and the applicable interest rate.

Income taxes

Income taxes are provided under the tax payable method. The income tax provision is calculated based on the accounting profit for the period as adjusted in accordance with the relevant tax laws.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – continued

Basis of consolidation

(1) *Principle for consolidation scope recognition*

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to the balance sheet date. A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than 50% of the equity, or whose operating are controlled by the Company through other mechanisms.

(2) *Accounting for consolidation*

The accounting policies used by subsidiaries conform to those used by the Company.

The effective date of acquisition is recognized when the company has transferred the related risk and rewards of ownership of the stock equity. The operating results of subsidiaries during the period are included in the consolidated income statement from the effective date of acquisition appropriately.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Equity interest and share of results of minority shareholders are disclosed in the consolidated financial statements separately.

(3) *Translation of Foreign Currency Financial Statements*

Foreign currency financial statements are translated into RMB financial statements for consolidation as follows:

The assets and liabilities are translated at the exchange rate prevailing on the balance sheet date. Except for unappropriated profits, owners' equity items are reported at the market exchange rates at the dates of the transactions. Income statement items and profit appropriations in the year are translated at the average market exchange rates for the year. The unappropriated profits (or accumulated losses) brought forward are reported at the prior year's closing balance. The unappropriated profits (or accumulated losses) carried forward are calculated, based on the translated amounts of net income and other profit appropriation items. All exchange differences resulting from the translation are recognized as "translation reserve" in the balance sheet.

Cash flows of a foreign subsidiary are translated at average exchange rates for the year. The effect of changes in exchange rates on cash and cash equivalents is presented separately as a reconciling item which is called "Effect of foreign exchange rate on cash and cash equivalents" in the cash flow statement.

The opening balances and prior year's figures are presented according to the translated amounts of the prior year.

3. TAXES

Value added tax

Value added tax ("VAT") on sales is calculated at 13% on revenue from sales of coal products and 17% on other types of sales, and paid after deducting input VAT.

Pursuant to the "Notice of the adjustment of export refund rate" (Caishui [2005] No.75) which was jointly issued by the Ministry of Finance and the State Taxes Bureau, all tax refund rates of coal exported by the Company was reduced from 11% to 8% since May 1, 2005.

Business tax

Business tax is paid at the applicable tax rate of 5% of the corresponding revenue and the business tax on revenue from coal transportation service is calculated at 3%.

Resource tax

Pursuant to the "Notice of the adjustment of resource tax amount of Shandong province" (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Tax Bureau, resource tax of Shandong province has increased from RMB2.40 per tonne to RMB3.60 per tonne of raw coal sold and consumed in clean coal production from May 1, 2005. The resource tax is calculated at the sum of the actual raw coal sold and clean coal consumed multiplies the applicable tax rate.

City construction tax & education surcharge

Although the Company was changed to a Sino-foreign joint stock limited company, it is still subject to all taxes applicable to domestic enterprise according to the "Reply Letter to Yanzhou Coal Mining Co., Ltd." issued by State Taxes Bureau (Guoshuihan [2001] No.673). The Company continues to calculate and pay the taxes under the tax law applicable to domestic companies. Therefore, the city construction tax and education surcharge are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

According to "Notice of issues on collection of city construction tax & education surcharge after application of 'Exemption, counteract and refund' by exporting enterprises" issued by Shandong Local Taxes Bureau (Ludishuifa [2002] No.108), the amount of VAT exemption and counteract declared by the Company is also deemed as the basis for city construction tax & education surcharge calculation.

Income tax

Income tax, including both national and domestic income tax, is calculated at 33% of the total assessable income of the Company.

Income tax for Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited is calculated at 30% of the total assessable income of the companies.

4. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES

The Company owns the following subsidiaries:

Name of subsidiaries	Place of registration	Registered capital/ Paid-in capital	Equity directly held by the company	Equity indirectly held by the company	Type of enterprise	Consolidated Yes/No
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. ("Zhongyan Trade")	Qingdao, Shandong	RMB2,100,000	52.38%	-	Limited Company	Yes
Shandong Yanmei Shipping Co., Ltd. ("Yanmei Shipping")	Jining, Shandong	RMB5,500,000	92%	-	Limited Company	Yes
Yanzhou Coal Yulin Power Chemical Co., Ltd ("Yulin Power")	Yulin, Shanxi	RMB800,000,000	97%	-	Limited Company	Yes
Yancoal Australia Pty Limited Zhongyan Trade Co., Ltd. ("Yanmei Australia")	Australia	AUD 30,000,000	100%	-	Limited Company	Yes
Austar Coal Mine Pty Limited. ("Austar Coal Mine")	Australia	AUD 30,000,000	-	100%	Limited Company	Yes
Yancoal Heze Power Chemical Co., Ltd. ("Heze Power")	Heze, Shandong	RMB600,000,000	95.67%	-	Limited Company	Yes

Nature of business of Zhongyan Trade: international trade, processing and matching, trimming, exhibiting and storage in Qingdao Free Trade Zone (except for project subjected to special approval according to national regulations).

Nature of business of Yanmei Shipping: Coal transportation service via river and lakes within the province of Shandong, Jiangsu, Anhui, Zhejiang and Shanghai and sales of coal.

Nature of business of Yulin Power Chemical: development of methanol and acetic acid construction for 600,000 tonne methanol, 200,000 tonne acetic acid and coal mine, electric project.

Nature of business of Yanmei Australia: investment holding company.

Nature of business of Austar Coal Mine: coal mining and sales of coal.

Nature of business of Yancoal Heze Power Chemical: third industry and preparation of exploration and construction of Juye coal mine.

5. BANK BALANCES AND CASH

	The Group At June 30, 2006 Foreign currency	Exchange rate	RMB equivalent	The Group At December 31, 2005 Foreign currency	Exchange rate	RMB equivalent
Cash on hand						
RMB	–	–	**443,372**	–	–	401,959
Cash in bank						
RMB	–	–	**4,415,524,274**	–	–	4,515,589,010
USD	**111,962,125**	**7.9956**	**895,204,367**	174,405,972	8.0702	1,407,491,075
EUR	**10,514,882**	**10.1313**	**106,529,424**	28,402,611	9.5797	272,088,493
AUD	**30,700,919**	**5.9196**	**181,737,160**	15,058,553	5.9119	89,024,659
HKD	**948,726,958**	**1.0294**	**976,619,531**	950,110,315	1.0403	988,399,761
GBP	**336,518**	**12.6332**	**4,251,299**	195,985	13.9122	2,726,583
Other monetary assets						
RMB	–	–	**1,387,940**	–	–	3,250,845
			6,581,697,367			7,278,972,385

6. CURRENT INVESTMENTS

	The Group At June 30, 2006 Cost RMB	Provision RMB	Net book value RMB	The Group At December 31, 2005 Cost RMB	Provision RMB	Net book value RMB
Designated deposits						
Shandong Xinjia Industry Co., Ltd ("Shandong Xinjia")	**640,000,000**	–	**640,000,000**	640,000,000	–	640,000,000

The designated deposit represents an instructed loan of RMB640, 000,000 lent through Bank of China Jining Branch to Shandong Xinjia at interest rate of 7% per annum for one month period from December 20, 2004. Related obligations are secured by Lianda Group Co., Ltd ("Lianda Group") with its 170 million state legal person shares of Huaxia Bank and its 66.7% of interest in Xi'an International Golf Club Co., Ltd.

The above designated deposits were due on January 19, 2005. Shandong Xinjia failed to pay off the principal and interest. As Linda Group bore the security responsibility of the designated deposits, an auction on the frozen 289,000,000 shares of Huaxia Bank owned by Linda Group was held on March 28, 2005 by the Supreme Court of Shandong Province and completed successfully on September 6, 2005 according to relevant laws. After the completion of the auction, the buyer applied to the China Banking Regulatory Commission for its eligibility of investing in China domestic commercial bank. Up to the financial statement signing date, related formalities are still in process. The Supreme Court of Shandong Province extended the freeze of shares mentioned above on December 22, 2005 and June 18, 2006 respectively. In the opinion of the management, the principal, interest and overdue penalty can be recovered by the proceeds from sales in the public auction, and therefore no impairment of the overdue designated deposit has been provided at period end.

7. NOTES RECEIVABLE

	The Group At June 30 2006 RMB	The Group At December 31 2005 RMB
Bank acceptance bills	**2,534,524,775**	2,100,443,880

See note 50 4(d) for notes receivable due from shareholders of the Company holding more than 5% of the total shares of the Company.

8. ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

The Group and the Company

Aging	At June 30, 2006				At December 31, 2005			
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	**280,641,873**	**89**	**24,729,999**	**255,911,874**	161,151,370	62	26,361,799	134,789,571
1 to 2 years	**5,919,006**	**2**	**1,775,702**	**4,143,304**	18,771	–	5,631	13,140
2 to 3 years	**18,104**	**–**	**9,052**	**9,052**	–	–	–	–
Over 3 years	**30,005,628**	**9**	**30,005,628**	**–**	100,332,879	38	100,332,879	–
Total	**316,584,611**	**100**	**56,520,381**	**260,064,230**	261,503,020	100	126,700,309	134,802,711

The Group and the Company balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	Percentage in accounts receivable balance
234,579,363	74%

See note 50 4(d) for accounts receivable due from shareholders of the Group and the Company holding more than 5% of the total shares of the Company.

9. OTHER RECEIVABLES

Aging analysis of other receivables is as follows:

The Group

Aging	At June 30, 2006				At December 31, 2005			
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	212,234,713	78	10,493,033	201,741,680	143,236,071	80	14,317,977	128,918,094
1 to 2 years	34,905,423	12	1,803,098	33,102,325	11,086,622	6	1,612,650	9,473,972
2 to 3 years	8,096,749	3	5,650,254	2,446,495	6,818,719	4	2,055,759	4,762,960
Over 3 years	17,769,891	7	17,769,891	-	18,103,460	10	17,729,890	373,570
Total	273,006,776	100	35,716,276	237,290,500	179,244,872	100	35,716,276	143,528,596

The Company

Aging	At June 30, 2006				At December 31, 2005			
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	592,268,865	75	10,493,033	581,775,832	399,466,828	92	14,317,977	385,148,851
1 to 2 years	168,477,370	22	1,803,098	166,674,272	9,978,462	2	1,612,650	8,365,812
2 to 3 years	8,001,749	1	5,650,254	2,351,495	6,718,718	2	2,055,759	4,662,959
Over 3 years	17,769,891	2	17,769,891	-	17,729,890	4	17,729,890	-
Total	786,517,875	100	35,716,276	750,801,599	433,893,898	100	35,716,276	398,177,622

The group balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	Percentage in other receivables balance
102,648,888	38%

The Company balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	Percentage in other receivables balance
693,334,227	88%

See note 50 4(d) for other receivables due from shareholders of the Group holding more than 5% of the total shares of the Company.

10. PROVISION FOR BAD DEBTS

The Group and the Company

	At 1 January 2006 RMB	**Reversal** RMB	**June 30, 2006** **RMB**
Bad debt provision:			
Accounts receivable	126,700,309	(70,179,928)	**56,520,381**
Other receivables	35,716,276	–	**35,716,276**
Total	162,416,585	(70,179,928)	**92,236,657**

11. PREPAYMENTS

The aging analysis of prepayments is as follows:

Aging	**The Group June 30, 2006 RMB**	**%**	The Group December 31, 2005 RMB	%
Within 1 year	**76,714,815**	**61**	46,029,271	62
1 to 2 years	**40,590,442**	**32**	24,864,123	34
2 to 3 years	**8,038,089**	**7**	2,811,569	4
Total	**125,343,346**	**100**	73,704,963	100

The balances with aging over 2 years are mainly the prepayments for the purchases of spare parts and materials. As disputes on quality or price exist between the Company and the suppliers, the amount has not yet been settled or offset with corresponding accounts payable.

The Group balances of the 5 largest debtors are as follows:

Total balance of the 5 largest debtors RMB	**Percentage in prepayments balance**
58,533,572	47%

See note 50 4(d) for prepayments to shareholders of the Group holding more than 5% of the total shares of the Company.

12. INVENTORIES

	The Group At June 30, 2006			The Group At December 31, 2005		
	Amount RMB	Provision RMB	Net book value RMB	Amount RMB	Provision RMB	Net book value RMB
Raw materials	**242,905,589**	**–**	**242,905,589**	256,755,014	–	256,755,014
Finished goods	**269,918,996**	**–**	**269,918,996**	213,746,115	–	213,746,115
	512,824,585	**–**	**512,824,585**	470,501,129	–	470,501,129

13. DEFERRED EXPENSES

	The Group At June 30 2006 RMB	The Group At December 31 2005 RMB
Harbour transportation fee	**34,694,742**	62,444,803

The amount represent the freight paid by the Company for the transportation of unsold cools from mining area to port.

14. OTHER CURRENT ASSETS

Category	The Group At January 1, 2006 RMB	Accrual for the year RMB	Payment for the year RMB	At June 30, 2006 RMB
Prepaid land subsidence, restoration, rehabilitation and environmental costs	157,511,340	(212,928,072)	461,359,049	405,942,317

The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined.

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by management based on their past experience and estimation on future expenditure and accrued on a certain ratio of raw coal mined. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

15. LONG-TERM EQUITY INVESTMENTS

The Group

		June 30, 2006 RMB	December 31, 2005 RMB
Other equity investments	(1)	**62,180,693**	62,180,693
Discrepancy on consolidation	(2)	**17,878,449**	18,936,910
		80,059,142	81,117,603
Less: Impairment loss on long-term equity investments		–	–
Long-term equity investments – net		**80,059,142**	81,117,603

The Company

		June 30, 2006 RMB	December 31, 2005 RMB
Investment in subsidiaries	(3)	**1,506,765,004**	1,515,917,654
Other equity investments	(1)	**62,180,693**	62,180,693
Discrepancy on consolidation	(2)	**17,878,449**	18,936,910
		1,586,824,146	1,597,035,257
Less: Impairment loss on long-term equity investments		–	–
Long-term equity investments – net		**1,586,824,146**	1,597,035,257

(1) Other equity investments

Name of investees	Investment period	Share in the registered capital of the investee (%)	June 30, 2006 and December 31, 2005 RMB
Jiangsu Lianyungang Port Co., Ltd.	Infinity	1%	1,760,419
Shenergy Company Limited	Infinity	0.83%	60,420,274
			62,180,693

(2) Discrepancy on consolidation

Name of investees	Original amount RMB	Amortization period	At January 1, 2006 RMB	Amortization for the year RMB	At June 30, 2006 RMB	Arising from
Yanmei Shipping	11,161,512	10 years	8,929,210	(558,076)	**8,371,134**	Acquisition of subsidiary
Heze Power	10,007,700	10 years	10,007,700	(500,385)	**9,507,315**	Acquisition of subsidiary
	21,169,212		18,936,910	(1,058,461)	**17,878,449**	

15. LONG-TERM EQUITY INVESTMENTS – continued

(3) Details of investments in subsidiaries are as follows:

Name of the investees	Investment cost		Profit and loss adjustments				Net book value	
	Original cost	At January 1, 2006 and at June 30, 2006	At January 1, 2006	Addition of equity	Cash dividend from the period	At June 30, 2006	At January 1, 2006	At June 30, 2006
	RMB	RMB	RMB	RMB	RMB	**RMB**	RMB	**RMB**
Zhongyan Trade	2,709,903	2,709,903	1,440,086	227,771	298,582	**1,369,275**	4,149,989	**4,079,178**
Yanmei Shipping	530,372	530,372	1,074,656	393,677	-	**1,468,333**	1,605,028	**1,998,705**
Yulin Power	776,000,000	776,000,000	-	-	-	-	776,000,000	**776,000,000**
Yanmei Australia	191,285,954	191,285,954	(31,123,317)	(9,475,516)	-	**(40,598,833)**	160,162,637	**150,687,121**
Heze Power Chemical	574,000,000	574,000,000	-	-	-	-	574,000,000	**574,000,000**
Total	1,544,526,229	1,544,526,229	(28,608,575)	(8,854,068)	298,582	**(37,761,225)**	1,515,917,654	**1,506,765,004**

16. LONG-TERM DEBT INVESTMENT

The Company

	June 30, 2006	December 31, 2005
	RMB	RMB
Designated deposit (Note)	**479,736,000**	162,200,000
Long-term debt investment within one year	**479,736,000**	162,000,000

Note: Details of designated deposit are as follow:

Trustee	Borrower	Investment cost	Annual interest	Maturity	Interest of this term	Accumulated interest receivable or interest received	Impairment	Closing balance
		RMB			RMB	RMB	RMB	RMB
Bank of China Co., ltd. Jining branch	Yoncoal Australia	479,736,000	12 month USD. LIBOR+150 BP	November 7, 2007	9,658,915	9,658,915	-	**479,736,000**

17. FIXED ASSETS AND ACCUMULATED DEPRECIATION

	Lands (Note) RMB	Buildings RMB	Mining structure RMB	Railway structure RMB	Harbour works and craft RMB	Plant, machinery and equipment RMB	Transportation equipment RMB	Total RMB
COST								
At January 1, 2006	53,029,742	2,199,529,833	3,908,554,834	879,685,419	250,230,769	8,340,253,411	347,237,996	15,928,522,004
Additions	-	551,114	-	-	-	36,686,973	399,300	37,637,387
Exchange realignment	69,069	8,693	-	-	-	242,257	688	320,707
Transfer from fixed assets under construction	-	1,186,518	-	-	118,210	2,448,048	-	3,752,686
Disposals	-	-	-	-	-	(8,868,450)	(674,370)	(9,542,820)
At June 30, 2006	53,098,811	2,201,276,158	3,908,554,834	879,685,419	250,348,889	8,370,762,239	346,963,614	16,010,689,964
ACCUMULATED DEPRECIATION								
At January 1, 2006	-	1,049,086,669	1,597,017,499	365,865,571	12,136,192	4,660,376,579	218,239,951	7,902,722,461
Provided for the period	-	57,864,531	44,360,015	27,170,858	3,034,048	357,399,850	17,663,616	507,492,918
Eliminated on disposals	-	-	-	-	-	(5,096,673)	(312,914)	(5,409,587)
At June 30, 2006	-	1,106,951,200	1,641,377,514	393,036,429	15,170,240	5,012,679,756	235,590,653	8,404,805,792
NET BOOK VALUE								
At January 1, 2006	53,029,742	1,150,443,164	2,311,537,335	513,819,848	238,094,577	3,679,876,832	128,998,045	8,075,799,543
At June 30, 2006	53,098,811	1,094,324,958	2,267,177,320	486,648,990	235,178,649	3,358,082,483	111,372,961	7,605,884,172
INCLUDE:								
Fully depreciated F.A Cost	-	-	-	-	-	57,725,642	-	57,725,642

Note: The item represents the land of the Australian Southland coal mine, which Austar enjoys the permanent ownership.

18. MATERIALS HELD FOR CONSTRUCTION OF FIXED ASSETS

The Group

Category	***June 30, 2006*** **RMB**	***December 31, 2005*** RMB
Materials held for construction	**890,966,922**	194,334,918

19. FIXED ASSETS UNDER CONSTRUCTION

Category	At January 1, 2006 RMB	Additions RMB	Transfers upon completion RMB	At June 30, 2006 RMB	Budget RMB	Proportion to budget %	Source of funds
Equipment to be installed	143,887,072	91,226,817	(3,377,417)	**231,736,472**	174,090,000	14	internally generated fund
Buildings under construction	453,552,788	216,392,152	(262,688)	**669,682,252**	2,366,880,000	28	internally generated fund
Others	113,796,981	2,918,803	(112,581)	**116,603,203**	467,700,000	25	internally generated fund
Total	711,236,841	310,537,772	(3,752,686)	**1,018,021,927**			

No interest was capitalized for the period.

20. INTANGIBLE ASSETS

Category	Original amount RMB	At January 1, 2006 RMB	Addition RMB	Amortization for the period RMB	Accumulated amortization RMB	Exchange realignment RMB	At June 30, 2006 RMB	Remaining amortization period
Land use rights	310,242,143	259,882,454	-	(3,111,979)	(53,471,668)	-	**256,770,475**	41 years and 5 months
Land use rights of Jining III	88,928,996	80,036,096	-	(889,290)	(9,782,190)	-	**79,146,806**	44 years and 6 months
Mining rights of Jining III	132,478,800	99,359,006	-	(3,311,970)	(36,431,764)	-	**96,047,036**	14 years and 6 months
Land use rights of Railway Assets	259,378,500	238,628,220	-	(2,593,785)	(23,344,065)	-	**236,034,435**	45 years and 6 months
Goodwill	120,000,000	83,350,000	-	(6,945,000)	(43,595,000)	-	**76,405,000**	5 years and 6 months
Exploration of Nantian	53,905,632	53,905,632	-	-	-	70,210	**53,975,842**	20 years
	964,934,071	815,161,408	-	(16,852,024)	(166,624,687)	70,210	**798,379,594**	

The original land use rights are injected by Yankuang Group. The land use rights of Jining III and Railway Assets and mining rights of Jining III were acquired from Yankuang Group at revaluated amount. At June 30, 2006, the registration process in respect of the land use rights of Railway Assets has not yet been completed.

The original land use rights of the Company are revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Centre with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land. Land use rights of Jining III are revaluated by reference to the revaluation report Ludijia [2000] No.7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price. Mining rights of Jining III are revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No.11 Zong No.24 of Beijing Haidiren Resource Consulting Co., Ltd. with the method of discounting cash flow. Land use rights of Railway Assets are revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zhengyuan Hexin Limited Liability CPA with the method of cost revaluation.

Goodwill represents the excess of the purchase consideration of Railway Assets over the net assets of Railway Assets at the date of acquisition. According to the "Railway Assets Acquisition Agreement", when the Railway Assets' actual transportation volume reached 25,000,000 tonnes for the year 2002, the Company should pay an extra RMB40,000,000. According to the above agreement, when the Railway Assets' actual transportation volume reaches 28,000,000 tonnes for the year 2003, the Company should pay an extra RMB40,000,000. According to the above agreement, when the Railway Assets' actual transportation volume reaches 30,000,000 tonnes for the year 2004, the Company should pay an extra RMB40,000,000, The amount has been fully paid at the end of 2004.

20. INTANGIBLE ASSETS – continued

Austar acquired mining rights of Southland through Southland Coal Pty limited at market value. On June 30, 2006, Australian Southland Coal mine was in pre-operational coal mine development period, exploration has not started yet, hence the mining rights of southland Coal mine have not started to amortise.

21. LONG-TERM DEFERRED EXPENSES

	The Group		
	At January 1, 2006 RMB	Addition RMB	**At June 30, 2006 RMB**
Pre-operating expenses of Heze Power	26,818,597	8,036,244	**34,854,841**
Pre-operating expenses of Austar Coal Mine	121,801,480	177,739,455	**299,540,935**
	148,620,077	185,775,699	**334,395,776**

22. NOTES PAYABLE

	The Group	
	June 30, 2006 RMB	December 31, 2005 RMB
Commercial notes payable	**99,353,231**	136,779,128

23. ACCOUNTS PAYABLE

See note 50 (4) (d) for accounts payable due to shareholders of the Group holding more than 5% of the total shares of the Company.

24. ADVANCES FROM CUSTOMERS

See note 50(4)(d) for amounts advanced from shareholders of the Group holding more than 5% of the total shares of the Company.

25. SALARIES AND WAGES PAYABLE

The balance of unpaid salary at gear end is calculated according to group ergonomic salary. See note 45 (2).

26. TAXES PAYABLE

	The Group	
	June 30, 2006	December 31, 2005
	RMB	RMB
Income tax	**528,657,421**	647,286,994
Value added tax	**152,266,692**	126,084,888
City construction tax	**10,449,117**	45,010,917
Resource Tax	**13,244,734**	40,456,209
Others	**9,225,343**	38,363,313
	713,843,307	897,202,321

27. DIVIDEND PAYABLE

	The Group	
	June 30, 2006	December 31, 2005
	RMB	RMB
A Shareholders	**79,200,000**	–
B shareholders	**430,848,000**	–
	510,048,000	–

28. OTHER PAYABLES

See note 50 (4) (d) for other payables due to shareholders of the Group holding more than 5% of the total shares of the Company.

29. LONG-TERM LOAN

The Group

Lender	At June 30, 2006 RMB	At January 1, 2006 RMB	Period	Annual Interest Rate	Guarantee
Bank of China	**200,000,000**	200,000,000	From January 4, 2002 to August 25, 2006	5.76%	Guaranteed by Yankuang Group
Less: Long-term loan due within one year	**200,000,000**	200,000,000			
Long-term loan due after one year	**–**	–			
	200,000,000	200,000,000			

29. LONG-TERM LOAN – continued

On January 4, 2002, the Company obtained a new bank loan in the amount of RMB1,200,000,000 from Bank of China Shandong Branch, Bank of China Jining Branch and Bank of China Zoucheng Branch to finance the acquisition of Railway Assets. The loan is repayable by instalments over a period of 96 months, whereas the first 2 years of which are grace period. According to the agreement, interests are payable on quarterly basis and principal will be paid in 6 instalments of RMB200 million each instalment, i.e. on August 25, of each year from year 2004 to 2008 and on January 4, 2010 for the last instalment.

In June 2003, the Company repaid the long-term loan of RMB600,000,000 ahead of schedule. According to the agreement, the unpaid principal will be paid in 3 instalments of RMB200 million each, i.e. on August 25, of each year from year 2004 to 2006.

30. LONG-TERM PAYABLE

	The Group	
	June 30, 2006	December 31, 2005
	RMB	RMB
Payable for acquisition of Jining III's mining rights (Note 1)	**66,239,560**	66,239,560
Reform and Specific Development Fund (Note 2)	**358,665,180**	269,945,150
Work Safety Expense (Note 3)	**233,413,694**	91,461,646
	658,318,434	427,646,356
Less: Long-term payable due within one year	**246,661,494**	104,709,446
Long-term payable due after one year	**411,656,940**	322,936,910
	658,318,434	427,646,356

Note 1: The amount represents the remaining balances of payable to Yankuang Group for acquisition of Jining III's mining rights, details of which are set out in note 50 (4)(a).

Note 2: According to the joint regulation of Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Municipal government, form July 1, 2004, Reform and Specific Development Fund is accrued at RMB5.00 per ton of raw coal mined and will be used for related expenditures on mine construction.

Note 3: According to the relevant regulation of State Administration of Coal Mine Safety, from May 1, 2004, Work Safety Expense is accrued at RMB8 per ton of raw coal mined, and will be used on work safety related expenditure for coal mines. The Company expects to fully use the remaining balance before the end of 2006.

31. SHARE CAPITAL

Changes in share capital from January 1, 2006 to June 30, 2006 are as follow:

		January 1, 2006	Addition (Reduce) Share Reform	June 30, 2006
(1)	Unlisted shares			
	Initiation shares	2,672,000,000	(2,672,000,000)	**-**
(2)	Listed shares with restricted trading condition			
	Initiation shares	-	2,600,000,000	**2,600,000,000**
(3)	Listed shares			
	1. A-shares	288,000,000	72,000,000	**360,000,000**
	2. H-shares	1,958,400,000	–	**1,958,400,000**
	Total of listed shares	2,246,400,000	72,000,000	**2,318,400,000**
(4)	Total shares	4,918,400,000	–	**4,918,400,000**

The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform.

Changes in share capital from January 1, 2005 to December 31, 2005 are as follows:

		January 1, 2005	Addition	June 30, 2005
(1)	Unlisted shares			
	1. Initiation shares	1,670,000,000	1,002,000,000	**2,672,000,000**
(2)	Listed shares			
	1. A-shares	180,000,000	108,000,000	**288,000,000**
	2. H-shares	1,224,000,000	734,400,000	**1,958,400,000**
	Total of listed shares	1,404,000,000	842,400,000	**2,246,400,000**
(3)	Total share capital	3,074,000,000	1,844,400,000	**4,918,400,000**

On August 4, 2005 approved by the shareholder's meeting, six bonus shares for every ten shares issued by conversion from capital reserve of 1,844,400,000 is proposed based on the total issued shares of 3,074,000,000 (each share with a par value of RMB1).

The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439 , capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040, and Deshibao (Yan)zi (04) No.037, and Deshibao (Yan)zi (05) No.0031.

Each share has a par value of RMB1.

32. CAPITAL RESERVES

Changes in capital reserves from January 1, 2006 to June 30, 2006 are as follows:

		The Group	
	Share premium RMB	Transfer from Wei Jian Fei (Note) RMB	Total RMB
At January 1, 2006	3,257,734,238	1,607,746,553	4,865,480,791
Additions	–	106,464,036	106,464,036
At June 30, 2006	3,257,734,238	1,714,210,589	4,971,944,827

Changes in capital reserves from January 1, 2005 to December 31, 2005 are as follows:

		The Group	
	Share Premium (note 31) RMB	Transfer from Wei Jian Fei (Note) RMB	Total RMB
At January 1, 2005	5,102,134,238	1,399,815,149	6,501,949,387
Additions	–	207,931,404	207,931,404
Reversals	(1,844,400,000)	–	(1,844,400,000)
At December 31, 2005	3,257,734,238	1,607,746,553	4,865,480,791

Note: Wei Jian Fei is used for purchase of coal production equipment and refurbishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use. Pursuant to the relevant regulations, this capital reserve can only be used for the future development of the coal mining business.

33. SURPLUS RESERVES

Changes in surplus reserves from January 1, 2006 to June 30, 2006 are as follows:

		The Group	
	Statutory common reserve fund RMB	Statutory common welfare fund RMB	Total RMB
At January 1, 2006	1,019,141,038	509,649,665	1,528,790,703
Transfer in (out)	509,649,665	(509,649,665)	–
At June 30, 2006	1,528,790,703	–	1,528,790,703

33. SURPLUS RESERVES – continued

Changes in surplus reserves from January 1, 2005 to December 31, 2005 are as follows:

	The Group		
	Statutory common reserve fund	**Statutory common welfare fund**	**Total**
	RMB	RMB	RMB
At January 1, 2005	769,592,892	384,875,592	1,154,468,484
Additions	249,548,146	124,774,073	374,322,219
At December 31, 2005	1,019,141,038	509,649,665	1,528,790,703

The statutory common reserve fund can be used to make good the losses incurred in previous years, expand the business scale of the Company or convert it into share capital. The statutory common welfare fund can be used for the welfare of the staff of the Company. According to the policy of "Solution of company financial problems after the implement of "Company Law"" which was released by the Ministry of Finance, the Company stopped appropriating the statutory common welfare fund from 2006, the remaining balance of the statutory common welfare fund was transferred to the statutory common reserve fund.

34. CASH DIVIDEND PROPOSED AFTER THE BALANCE SHEET DATE

	The Group	
	2006	2005
	RMB	RMB
Opening Balance	**1,082,048,000**	799,240,000
Less: Transferred to dividends payable	**1,082,048,000**	799,240,000
Add: Cash dividend proposed after the balance sheet date (Note)	–	1,082,048,000
Ending Balance	–	1,082,048,000

Note: Pursuant to the relevant regulations, companies that issue H shares should appropriate dividend based on profit available for appropriation listed on the audited financial statements prepared under accounting standards in the PRC or International Financial Reporting Standards ("IFRS"), whichever is the lesser.

According to the minute of Board of Directors date April 21, 2006, final cash dividend of RMB1.5 and special cash dividend of RMB0.7, total cash dividend of RMB2.2 per ten shares is proposed based on the total issued shares of 4,918,400,000 (each share with a par value of RMB1). The declaration and payment of the final dividend has been approved in the shareholders' meeting of the Company on June 28, 2006.

35. UNAPPROPRIATED PROFITS

	The Group	
	From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to December 31, 2005 RMB
Opening Balance	**4,761,923,924**	3,722,812,692
Add: Net profit for the period/year	**1,347,702,968**	2,495,481,451
Less: Appropriations to:		
Statutory common reserve fund (Note 1)	**–**	249,548,146
Statutory common welfare fund (Note 2)	**–**	124,774,073
Profit available for distribution	**6,109,626,892**	5,843,971,924
Less: Cash dividend proposed after the balance sheet date	**–**	1,082,048,000
Ending Balance	**6,109,626,892**	4,761,923,924

Note 1: Appropriations to statutory common reserve fund

Pursuant to the Relative Company Law and the Company's Article of Association, 10% of its net profit is appropriated as statutory common reserve fund. Such appropriations can be ceased when the accumulated amount of the fund reaches 50% of the Company's registered capital.

Note 2: Appropriations to statutory public welfare fund

Pursuant to the Relative Company Law and the Company's Article of Association, the Board of Directors proposed to appropriate 5% of current year's net profit as statutory common welfare fund. According to the policy of "solution of Company financial problems after the implement of Company Law" which was released by the Ministry of Finance, the Company stopped appropriating the statutory common welfare fund from 2006, the remaining balance of statutory common welfare fund was transferred to the statutory common reserve fund.

36. REVENUE FROM PRINCIPAL OPERATIONS

	The Group	
	From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Revenue from domestic sales of coal products	**4,739,805,484**	4,785,467,601
Revenue from export sales of coal products	**1,672,245,859**	1,795,905,562
Revenue from railway transportation services	**74,100,899**	95,271,758
	6,486,152,242	6,676,644,921

36. REVENUE FROM PRINCIPAL OPERATIONS – continued

Total amount of the 5 largest customers RMB	Percentage in total revenue
1,399,537,787	22%

The Company exports its coal through China National Coal Group Corporation, Minerals Trading Co., Ltd. and Shanxi Coal Import and Export Group Corporation. Currently, the Company does not have direct export rights, and has to export coals through import and export companies. The final decision on customer selection of the Company's export sales is jointly determined by the Company and the above-mentioned import and export companies. Therefore the amounts of sales made through these import and export companies are excluded from sales of the 5 largest customers.

37. COST OF PRINCIPAL OPERATIONS

	The Group	
	From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Cost of sales of coal products	**2,898,982,011**	2,705,948,082
Cost of the railway transportation services	**41,491,630**	52,319,818
	2,940,473,641	2,758,267,900

37. COST OF PRINCIPAL OPERATIONS – continued

Note: analysis of cost of sales of coal products is as follows:

	The Group	
	From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Materials	**582,757,785**	519,968,301
Wages	**543,170,988**	452,327,012
Employee welfare	**76,043,938**	54,874,961
Electricity	**162,131,930**	139,296,896
Depreciation	**376,004,244**	396,260,205
Land subsidence, restoration, rehabilitation and environmental costs	**209,264,082**	359,694,305
Repairs	**154,639,160**	165,922,707
Safety Work Expense	**141,952,048**	147,537,560
Reform and Specific Development Fund	**88,720,030**	92,210,975
VAT input transfer out	**83,612,293**	50,310,010
Transport	**50,272,615**	52,902,170
Warming	**31,511,928**	19,267,566
Messing allowance	**12,091,609**	9,341,190
Others	**280,345,325**	135,381,054
Subtotal	**2,792,517,975**	2,595,294,912
Wei Jian Fei	**106,464,036**	110,653,170
Total	**2,898,982,011**	2,705,948,082

38. SALES TAXES AND SURCHARGES

	The Group	
	From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Business tax	**2,005,990**	2,916,375
City construction tax	**46,627,104**	47,772,946
Education surcharge	**26,662,824**	27,274,495
Resource tax	**62,824,442**	47,070,193
	138,120,360	125,034,009

39. PROFITS FROM OTHER OPERATIONS

	The Group From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Sales of raw materials		
– Sales	**517,465,838**	436,050,280
– Cost of sales	**492,856,724**	415,291,624
	24,609,114	20,758,656
Others		
– Income	**28,085,778**	13,523,204
– Cost	**11,411,030**	10,390,247
	16,674,748	3,132,957
	41,283,862	23,891,613

40. OPERATING EXPENSES

	The Group From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Selling expense of domestic sales of coal products	**182,705,320**	153,266,375
Selling expense of export sales of coal products	**303,375,568**	348,112,142
Others	**33,766,805**	37,015,941
	519,847,693	538,394,458

41. FINANCIAL EXPENSES

	The Group From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Interest expenses	**6,188,000**	12,320,000
Less: interest income	**54,884,200**	33,840,934
Exchange loss	**20,300,604**	16,855,911
Others	**5,807,495**	240,638
	(22,588,101)	(4,424,385)

42. INVESTMENT INCOME

The Group

	From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Short-term investment income		
– *Interest income from designated deposits*	**–**	3,376,730
Long-term investment income		
– Amortization of long-term equity investment difference	**(1,058,461)**	(558,076)
	(1,058,461)	2,818,654

The Company

	From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Short-term investment income		
– Interest income from designated deposits	**9,658,915**	3,376,730
Long-term investment income		
– Share of investees' profit recognized under equity method	**(8,854,068)**	(10,594,389)
– Amortization of long-term equity investment difference	**(1,058,461)**	(558,076)
	(253,614)	(7,775,735)

43. NON-OPERATING INCOME

	The Group	
	From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Gain on disposal of fixed assets	**939,003**	220,660
Others	**3,686,030**	56,636
	4,625,033	277,296

44. NON-OPERATING EXPENSES

	The Group	
	From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Loss on disposal of fixed assets	**689,740**	913,526
Donations	**130,000**	13,000
Fines and others	**1,764,924**	1,150,445
	2,584,664	2,076,971

45. INCOME TAXES

	The Group	
	From January 1, 2006 to June 30, 2006 RMB	From January 1, 2005 to June 30, 2005 RMB
Income tax of the Company [(1)/(2)]	**684,846,730**	821,759,470
Income tax of subsidiaries	**214,176**	192,150
	685,060,906	821,951,620

(1) Income tax is provided at 33% of the taxable income which is calculated by adjusting the accounting profits before tax for the year in accordance with the relevant tax laws.

(2) The relevant tax authorities have not yet assessed the cap for total wages of the Company that would be deductible under PRC income tax. As a subsidiary of the Parent Company, the directors of the Company are in the opinion that the same basis for determining the deductible wages cap applicable to the Parent Company and assessed by the tax authority would be equally applicable to the Company.

46. OTHER CASH RECEIVED RELATING TO OPERATING ACTIVITIES

	The Group From January 1, 2006 to June 30, 2006 RMB
Other operating income	**70,750,220**
Non operating income	**3,686,030**
Interest income	**39,993,401**
Others	**27,750,061**
Total	**142,179,712**

47. OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

	The Group From January 1, 2006 to June 30, 2006 RMB
Cash payments for operating and administrative expenses	934,242,836
Cash payment for subsidiaries' new additional pre-operating expenses	150,959,096
Other operating expenses	53,568,690
Others	447,493,738
Total	1,586,264,360

48. CASH AND CASH EQUIVALENTS

Group	At June 30, 2006 RMB	At December 31, 2005 RMB
Bank balances and cash	6,581,697,367	7,278,972,385
Less: Restricted cash (Note)	49,637,454	36,550,789
	6,532,059,913	7,242,421,596

Company	At June 30, 2006 RMB	At June 30, 2005 RMB
Bank balances and cash	6,043,266,234	6,297,641,649

Note: The amounts represent the deposits placed in banks secured for the future payment of land subsidence, restoration, rehabilitation and environmental costs of Austar under the request of Australia government at the balance sheet date.

49. SEGMENT INFORMATION

Item	Coal mining business RMB	Railway transportation business RMB	Inter-segment elimination RMB	Unallocated items RMB	Total RMB
1. Operating revenue					
External	6,957,602,960	74,100,899	–	–	7,031,703,859
Inter-segment	–	110,554,075	(110,554,075)	–	–
Total	6,957,602,960	184,654,974	(110,554,075)	–	7,031,703,859
2. Cost of sales					
External	3,541,370,126	41,491,630	–	–	3,582,861,752
Inter-segment	–	75,499,682	(75,499,682)	–	–
Total	3,541,370,126	116,991,312	(75,499,682)	–	3,582,861,752
3. Total operating expenses	1,229,877,705	52,015,664	(35,054,393)	169,979,856	1,416,818,832
4. Total operating profits	2,186,355,129	15,647,998	–	(169,979,856)	2,032,023,271
5. Total assets	13,315,898,665	887,237,853	–	7,871,843,676	22,074,980,194
6. Total liabilities	3,166,125,645	21,168,813	–	1,318,819,830	4,506,114,288

Over 90% assets of Company are located in China.

50. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) The followings are related parties where a control relationship exists:

Name of related parties	Registration address	Major business	Relationship	Quality	Status representative
Yankuang Group	Zoucheng, Shandong	Industry processing	Major shareholder	State-owned	Geng Jia Huai
Zhongyan Trade	Qingdao, Shandong	International trade	Subsidiary	Limited company	Shao Hua Zhen
Yanmei Shipping	Jining, Shandong	Transportation service via river and lakes	Subsidiary	Limited company	Wang Xin Kun
Yulin Power	Yulin, Shanxi	Prepare for construction	Subsidiary	Limited company	Wang Xin
Heze Power	Heze, Shandong	Prepare for construction	Subsidiary	Limited company	Wang Xin
Yanmei Australia	Australia	Investment holding	Subsidiary	Limited company	-
Austar Coal Mine	Australia	Coal exploitation	Subsidiary's subsidiary	Limited company	-

(2) For the related parties where a control relationship exists, the registered capital and paid-in capital and the changes therein are as follows:

Name of related parties	At January 1, 2006 and June 30, 2006 RMB
Yankuang Group	3,090,336,000
Zhongyan Trade	2,100,000
Yanmei Shipping	5,500,000
Yulin Power	800,000,000
Yanmei Australia	191,285,954
Austar Coal Mine	191,285,954
Heze Power	600,000,000

50. SIGNIFICANT RELATED PARTY TRANSACTIONS – continued

(3) For the related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

Name of related parties	January 1, 2006 RMB	%	Addition RMB	%	June 30, 2006 RMB	%
Yankuang Group	2,672,000,000	54.33	(72,000,000)	(1.47)	**2,600,000,000**	**52.86**
Zhongyan Trade	1,100,000	52.38	–	–	**1,100,000**	**52.38**
Yanmei Shipping	5,060,000	92.00	–	–	**5,060,000**	**92.00**
Yulin Power	776,000,000	97.00	–	–	**776,000,000**	**97.00**
Yanmei Australia	191,285,954	100.00	–	–	**191,285,954**	**100.00**
Austar Coal Mine	191,285,954	100.00	–	–	**191,285,954**	**100.00**
Heze Power	574,000,000	95.67	–	–	**574,000,000**	**95.67**

(4) Significant transactions entered with the Company and above-mentioned related parties in current year:

(a) Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the "Agreement for Acquisition of Jining III" signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By December 31, 2005, the Company had paid RMB2,517,140,000 to Yankaung Group for the above acquisition, including the consideration of RMB2,450,900,000 and the mining rights of RMB66,240,000.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal installments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13,248,000 as the sixth installment before December 31, 2006.

The consideration for the acquisition is determined according to revaluation price.

50. SIGNIFICANT RELATED PARTY TRANSACTIONS – continued

(4) Significant transactions entered with the Company and above-mentioned related parties in current period: – continued

(b) Sales and purchases

	From January 1, 2006 To June 30, 2006 RMB'000	From January 1, 2005 to June 30, 2005 RMB'000
Sales and service provided		
Sales of coal – Yankuang Group and its affiliates	**448,703**	390,037
Public utilities and facilities income – Yankuang Group and its affiliates	**–**	14,500
Material and spare parts sales – Yankuang Group and its affiliates	**232,521**	226,496
	681,224	631,033
Purchases – Yankuang Group and its affiliates	**214,235**	142,414

The price of the above transaction is determined according to market price or negotiated price.

(c) Construction services

	From January 1, 2006 To June 30, 2006 RMB'000	From January 1, 2005 to June 30, 2005 RMB'000
Mining Equipment installation in Heze Power	**37,918**	–
Mining Equipment installation in Yulin power	**19,288**	–
Others	**23,436**	–
	80,642	–

The price of the above transaction is determined according to market price or negotiated price.

50. SIGNIFICANT RELATED PARTY TRANSACTIONS – continued

(4) Significant transactions entered with the Company and above-mentioned related parties in current period: – continued

(d) Amount due to or from related parties

Account	Company	At June 31, 2006 RMB	At December 31, 2005 RMB
Notes receivable	Yankuang Group and its affiliates	**16,870,000**	7,495,158
Accounts receivable	Yankuang Group and its affiliates	**7,119,998**	2,915,543
Other receivables (Note)	Yankuang Group and its affiliates	**74,690,097**	49,153,257
Prepayments	Yankuang Group and its affiliates	**1,034,444**	4,100,645
		99,714,539	63,664,603
Accounts payable	Yankuang Group and its affiliates	**31,046,268**	20,637,078
Advances from customers	Yankuang Group and its affiliates	**65,682,506**	52,533,644
Other payables (Note)	Yankuang Group and its affiliates	**608,346,027**	473,671,303
Long-term payable due within one year (Note 30 and 50(4)a)	Yankuang Group and its affiliates	**13,247,800**	13,247,800
Long-term payables (Note 30 and 50(4)a)	Yankuang Group and its affiliates	**52,991,760**	52,991,760
		771,314,361	613,081,585

Note: Other receivables due from Yankuang Group are interest free and receivable on demand. Other payables due to Yankuang Group are interest free and repayable on demand.

50. SIGNIFICANT RELATED PARTY TRANSACTIONS – continued

(4) Significant transactions entered with the Company and above-mentioned related parties in current period: – continued

(e) Other transactions

(1) Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for first 6 months of 2006 and 2005 are RMB400,593,000 and RMB299,181,000 respectively.

(2) Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year:

	2006	2005
	RMB'000	RMB'000
Electricity	**156,463**	174,531
Repairs and maintenance	**81,847**	55,635
Technical support and training fee	**10,000**	7,565
Mining rights fees	**6,490**	6,490
Public utilities expenses	**6,131**	190
Road transportation fee	**32,915**	20,583
Gases and eructate expenses	**13,000**	5,510
Buildings management fee	**43,100**	18,600
Children tuition fee	**20,400**	8,300
Others	**26,850**	7,765
Total	**397,196**	305,169

(3) Total amount of salaries paid to key management, including salaries, welfare and subsidies paid in the form of cash, goods and others, for the first 6 months of 2006 and 2005 are RMB2,245,065 and RMB1,481,014 respectively.

(4) During the first 6 months of 2006 and 2005, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received, other expenses and insurances. These payments and receipts made on behalf of the other have been recorded in other payables.

51. CAPITAL COMMITMENTS

	The Group	
	June 30, 2006 RMB'000	At December 31, 2005 RMB'000
Capital expenditure contracted for but not provided in the financial statements in respect of:		
– Purchase of assets	**1,692,204**	920,907

52. OTHER IMPORTANT EVENTS

On August 18, 2006, the Company signed an equity transfer agreement with its holding company, Yankuang Group, to acquire of 98% of interest in Yankuang Shanxi Power Chemical Co., Ltd owned by Yankuang Group with the consideration of RMB733,340,000. The transaction is to be approved by Shareholders' meeting and government department.

SUPPLEMENT

FOR THE PERIOD FROM JANUARY 1, 2006 TO JUNE 30, 2006

1. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

For the period ended June 30, 2006, under PRC GAAP net profit is RMB1,347,703 thousand and shareholders' equity is RMB17,514,984 thousand. The summary of differences of net profit and shareholder's equity between PRC GAAP and IFRS in this year are as follows:

	Net profit for the period RMB'000	Net assets Ended in June 30, 2006 RMB'000
As per the financial statements prepared under PRC GAAP	1,347,703	17,514,984
Adjustments under IFRS:		
– Reversal of Wei Jian Fei	106,464	–
– Reversal of Reform and Specific Development Fund	88,720	358,665
– Reversal of Work Safety Expense	104,079	547,347
– Deferred tax effect	(34,345)	(180,624)
– Release of negative goodwill to income	6,945	138,101
– Deemed interest expenses	(1,585)	(114,807)
– Release goodwill prepared	1,058	23,011
– Yanmei Australia pre-operating expenses	(185,427)	(307,229)
– Minority interest	(107)	28,353
– Others	–	(8,070)
As per financial statements prepared under IFRS	1,433,505	17,999,731

2. RETURN ON SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE CALCULATED BY DILUTED METHOD AND WEIGHTED AVERAGE METHOD

	Return on shareholders' equity %		Earnings per share RMB	
Profit for the reporting period	**Diluted**	**Weighted average**	**Diluted**	**Weighted average**
Income from principal operations	19.46%	19.66%	0.69	0.69
Operating profits	11.60%	11.73%	0.41	0.41
Net profit	7.69%	7.78%	0.27	0.27
Net profit excluding extraordinary gain (loss)	7.69%	7.77%	0.27	0.27

3. LIST OF PROVISION FOR IMPAIRMENT LOSS ON ASSETS

Unit: RMB

Item	2006.1.1		Provision		Reversal		Other transfer out		2006.6.30	
	The Group	The Company	The Group	The Company	The Group	The Company	The Group	The Company	The Group	The Company
1. Total provision for bad debts	162,416,585	162,416,585	-	-	70,179,928	70,179,928	-	-	92,236,657	92,236,657
– Accounts receivable	126,700,309	126,700,309	-	-	70,179,928	70,179,928	-	-	56,520,381	56,520,381
– Other receivables	35,716,276	35,716,276	-	-	-	-	-	-	35,716,276	35,716,276
2. Total provision for loss on current investment	-	-	-	-	-	-	-	-	-	-
– Bond investment	-	-	-	-	-	-	-	-	-	-
3. Total provision for loss on inventory	-	-	-	-	-	-	-	-	-	-
– Raw material	-	-	-	-	-	-	-	-	-	-
– Finished goods	-	-	-	-	-	-	-	-	-	-
4. Total provision for loss on long-term investment	-	-	-	-	-	-	-	-	-	-
– Long-term equity investment	-	-	-	-	-	-	-	-	-	-
5. Total provision for loss on fixed assets	-	-	-	-	-	-	-	-	-	-
– Buildings	-	-	-	-	-	-	-	-	-	-
– Mining structure	-	-	-	-	-	-	-	-	-	-
– Railway structure	-	-	-	-	-	-	-	-	-	-
– Harbour works and craft	-	-	-	-	-	-	-	-	-	-
– Plant, machinery and equipment	-	-	-	-	-	-	-	-	-	-
– Transportation equipment	-	-	-	-	-	-	-	-	-	-
6. Total provision for loss on intangible assets	-	-	-	-	-	-	-	-	-	-
– Land use rights	-	-	-	-	-	-	-	-	-	-
– Mining rights	-	-	-	-	-	-	-	-	-	-
– Goodwill	-	-	-	-	-	-	-	-	-	-
7. Provision for loss on fixed assets under construction	-	-	-	-	-	-	-	-	-	-
8. Provision for loss on designated deposit	-	-	-	-	-	-	-	-	-	-

4. There are no items which fluctuated over 30% (including 30%), and accounting for 5% (including 5%) of the total assets on the balance sheet date or 10% (including 10%) of the total profits for the reporting period.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2006

	Notes	Six months ended June 30, 2006 RMB'000 (unaudited)	2005 RMB'000 (unaudited)
Gross sales of coal	5	**6,337,679**	6,459,547
Railway transportation service income		**71,754**	92,064
Total revenue		**6,409,433**	6,551,611
Transportation costs of coal	5	**(486,081)**	(501,379)
Cost of sales and service provided	6	**(2,646,924)**	(2,429,060)
Gross profit		**3,276,428**	3,621,172
Selling, general and administrative expenses	7	**(1,202,070)**	(905,663)
Other income	8	**86,334**	58,259
Interest expenses	9	**(7,780)**	(14,250)
Profit before income taxes	10	**2,152,912**	2,759,518
Income taxes	11	**(719,407)**	(875,175)
Profit for the period		**1,433,505**	1,884,343
Attributable to:			
Equity holders of the Company		**1,433,612**	1,884,054
Minority interest		**(107)**	289
		1,433,505	1,884,343
Appropriations to reserve		**195,184**	202,864
Dividends declared	12	**1,082,048**	799,240
Earnings per share	13	**RMB0.29**	RMB0.38
Earnings per ADS	13	**RMB14.57**	RMB19.15

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2006

	Notes	At June 30, 2006 RMB'000 (unaudited)	At December 31, 2005 RMB'000 (audited)
ASSETS			
CURRENT ASSETS			
Bank balances and cash		**3,335,179**	5,885,581
Term deposits		**3,158,164**	1,326,335
Restricted cash	14	**38,716**	30,505
Bills and accounts receivable	15	**2,770,599**	2,224,836
Inventories	16	**512,824**	470,501
Other loan receivable	17	**640,000**	640,000
Prepayments and other current assets		**312,235**	202,417
Prepaid lease payments	18	**13,465**	13,465
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	19	**405,942**	157,511
TOTAL CURRENT ASSETS		**11,187,124**	10,951,151
MINING RIGHTS	20	**150,023**	153,265
PREPAID LEASE PAYMENTS	18	**573,178**	579,773
PROPERTY, PLANT AND EQUIPMENT	21	**9,814,115**	9,318,486
GOODWILL		**153,037**	153,037
INVESTMENTS IN SECURITIES	22	**62,181**	62,181
RESTRICTED CASH	14	**49,637**	36,551
TOTAL ASSETS		**21,989,295**	21,254,444
LIABILITIES AND EQUITY			
CURRENT LIABILITIES			
Bills and accounts payable	23	**405,862**	497,660
Other payables and accrued expenses		**1,501,042**	1,575,869
Dividend payable		**510,048**	–
Amounts due to Parent Company and its subsidiary companies	27	**632,023**	508,254
Unsecured bank loan	24	**200,000**	200,000
Taxes payable		**528,138**	647,247
TOTAL CURRENT LIABILITIES		**3,777,113**	3,429,030
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES – DUE AFTER ONE YEAR	27	**31,827**	31,827
DEFERRED TAX LIABILITY	25	**180,624**	146,279
TOTAL LIABILITIES		**3,989,564**	3,607,136
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		**17,971,378**	17,618,577
MINORITY INTEREST		**28,353**	28,731
TOTAL EQUITY		**17,999,731**	17,647,308
TOTAL LIABILITIES AND EQUITY		**21,989,295**	21,254,444

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2006

	Attributable to equity holders of the Company									
	Share capital RMB'000	Share premium RMB'000	Future development fund RMB'000 (note)	Statutory common reserve fund RMB'000	Statutory common welfare fund RMB'000	Translation reserve RMB'000	Retained earnings RMB'000	Total RMB'000	Minority interest RMB'000	Total RMB'000
Balance at January 1, 2005	3,074,000	4,825,402	1,446,459	769,593	384,875	–	5,051,043	15,551,372	3,674	15,555,046
Exchange difference arising on translation of foreign operations recognised directly in equity (unaudited)	–	–	–	–	–	(1,767)	–	(1,767)	–	(1,767)
Profit for the period (unaudited)	–	–	–	–	–	–	1,884,054	1,884,054	289	1,884,343
Total recognised income and expense for the period (unaudited)	–	–	–	–	–	(1,767)	1,884,054	1,882,287	289	1,882,576
Appropriation to reserve (unaudited)	–	–	202,864	–	–	–	(202,864)	–	–	–
Dividend (unaudited)	–	–	–	–	–	–	(799,240)	(799,240)	(237)	(799,477)
Balance at June 30, 2005 (unaudited)	3,074,000	4,825,402	1,649,323	769,593	384,875	(1,767)	5,932,993	16,634,419	3,726	16,638,145
Balance at July 1, 2005 (unaudited)	3,074,000	4,825,402	1,649,323	769,593	384,875	(1,767)	5,932,993	16,634,419	3,726	16,638,145
Exchange difference arising on translation of foreign operations recognised directly in equity (unaudited)	–	–	–	–	–	(13,249)	–	(13,249)	–	(13,249)
Profit for the period (unaudited)	–	–	–	–	–	–	997,407	997,407	187	997,594
Total recognised income and expense for the period (unaudited)	–	–	–	–	–	(13,249)	997,407	984,158	187	984,345
Appropriation to reserve (unaudited)	–	–	178,344	249,548	124,774	–	(552,666)	–	–	–
Bonus issue of shares (unaudited)	1,844,400	(1,844,400)	–	–	–	–	–	–	–	–
Acquisition of subsidiary (unaudited)	–	–	–	–	–	–	–	–	24,818	24,818
Balance at December 31, 2005	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	6,377,734	17,618,577	28,731	17,647,308
Balance at January 1, 2006	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	6,377,734	17,618,577	28,731	17,647,308
Exchange difference arising on translation of foreign operations recognised directly in equity (unaudited)	–	–	–	–	–	1,237	–	1,237	–	1,237
Profit for the period (unaudited)	–	–	–	–	–	–	1,433,612	1,433,612	(107)	1,433,505
Total recognised income and expense for the period (unaudited)	–	–	–	–	–	1,237	1,433,612	1,434,849	(107)	1,434,742
Appropriation to reserve (unaudited)	–	–	195,184	–	–	–	(195,184)	–	–	–
Transfer	–	–	–	509,649	(509,649)	–	–	–	–	–
Dividend (unaudited)	–	–	–	–	–	–	(1,082,048)	(1,082,048)	(271)	(1,082,319)
Balance at June 30, 2006 (unaudited)	4,918,400	2,981,002	2,022,851	1,528,790	–	(13,779)	6,534,114	17,971,378	28,353	17,999,731

Note:

According to a clarification of the relevant regulations obtained from the Ministry of Finance during 2002, the Company is required to transfer annually an amount to the future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Pursuant to the relevant regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined beginning July 1, 2004 to the future improvement of the mining facilities.

Pursuant to the relevant regulations from the Ministry of Finance, the Company is no longer required to set aside profit to the statutory common welfare fund effective from January 1, 2006 and the balance of statutory common welfare fund as at January 1, 2006 is transferred to statutory common reserve fund.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

	Six months ended June 30, 2006 RMB'000 (unaudited)	2005 RMB'000 (unaudited)
NET CASH FROM OPERATING ACTIVITIES	**383,018**	2,620,952
NET CASH USED IN INVESTING ACTIVITIES	**(2,934,005)**	(416,236)
CASH USED IN FINANCING	**(271)**	(237)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENT	**(2,551,258)**	2,204,479
CASH AND CASH EQUIVALENTS, BEGINNING	**5,885,581**	5,216,738
Effect of foreign exchange rate changes	**856**	446
CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH	**3,335,179**	7,421,663

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

1. GENERAL

Organisation and principal activities

The Group represents the Company and its consolidated subsidiaries.

The Company is established as a joint stock company with limited liability in the People's Republic of China (the "PRC") and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine ("Jining II") and Jining III coal mine ("Jining III") as well as a regional railway network that links these mines with the national railway gird. These six coal mines and the railway were originally divisions of the Company's ultimate holding company, Yankuang Group Corporation Limited (the "Parent Company"), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business ("Railway Assets") in 1998, 2001 and 2002, respectively.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company's A shares are listed on the Shanghai Securities Exchange ("SSE"), its H shares are listed on The Stock Exchange of Hong Kong Limited (the "SEHK"), and its American Depositary Shares ("ADS", one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. ("Zhongyan"), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

The Company holds a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (formerly known as Zoucheng Nanmei Shipping Co., Ltd.) ("Yanmei Shipping"), a limited liability company established and operated in the PRC which is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Power Chemical Co., Ltd. ("Yulin"), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC.

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia ("Southland") from independent third parties in 2004 for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000 then). The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited ("Yancoal") and Austar Coal Mine Pty Limited ("Austar"), in 2004 for the Group's future operations in Southland. Southland has not yet commenced production of saleable coal since the Company's acquisition.

1. GENERAL – continued

Organisation and principal activities – continued

In 2005, the Company acquired a 95.67% equity interest in Yankuang Heze Power Chemical Company Limited ("Heze") from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. At June 30, 2006, Heze has commenced construction works for the Zhaolou coal mine and it has no significant impact on the Group's results for the period.

2. BASIS OF PRESENTATION

The interim financial report has been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

3. SIGNIFICANT ACCOUNTING POLICIES

The interim financial report has been prepared on the historical cost basis.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2005.

In the current period, the Group has adopted, for its first time, all of the new standards, amendment and interpretations issued by the International Accounting Standards Board (the "IASB") and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on January 1, 2006.

IAS 19 (Amendment)	Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement: Amendment for hedges of forecast intragroup transactions
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement Amendment for fair value option
IAS 39 (Amendment) & IFRS 4	Financial Instruments: Recognition and Measurement Amendment for financial guarantee contracts
IFRS 6	Exploration for and Evaluation of Mineral Resources
IFRIC 4	Determining whether an Arrangement Contains a Lease
IFRIC 5	Rights to Interests Arising from Decommissing, Restoration and Environmental Rehabilitation Funds

The directors of the Company consider that the adoption of the new and revised standards has had no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment is required.

3. SIGNIFICANT ACCOUNTING POLICIES – continued

At the date of authorization of these financial statements, the following standards and interpretations were in issue but not yet effective:

IAS 1 (Amendment)	Presentation of Financial Statements Capital Disclosures [1]
IFRS 7	Financial Instruments: Disclosures [1]
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies [2]
IFRIC 8	Scope of IFRS 2 [3]
IFRIC 9	Reassessment of Embedded Derivatives [4]
IFRIC 10	Interim Financial Reporting and Impairment [5]

[1] Effective for annual periods beginning on or after January 1, 2007.
[2] Effective for annual periods beginning on or after March 1, 2006.
[3] Effective for annual periods beginning on or after May 1, 2006.
[4] Effective for annual periods beginning on or after June 1, 2006.
[5] Effective for annual periods beginning on or after November 1, 2006

The Group has commenced considering the potential impact of these standards and interpretations and does not expect them to have a significant impact on the results of operations and financial position. However, more disclosure will be required in respect of the Group's financial instructions and the Group's objectives, policies and processes for managing capital.

4. SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation ("National Coal Corporation"), Minmetals Trading Co., Ltd. ("Minmetals Trading") or Shanxi Coal Imp. & Exp. Group Corp. ("Shanxi Coal Corporation"). The final customer destination of the Company's export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company's subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

Business segments

For management purposes, the Group is currently organised into two operating divisions – coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	–	Underground mining, preparation and sales of coal
Coal railway transportation	–	Provision for railway transportation services

4. SEGMENT INFORMATION – continued

Business segments – continued

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2006			
	Coal mining RMB'000	**Coal railway transportation RMB'000**	**Eliminations RMB'000**	**Consolidated RMB'000**
GROSS REVENUE				
External	**6,337,679**	**71,754**	**–**	**6,409,433**
Inter-segment	**–**	**110,554**	**(110,554)**	**–**
Total	**6,337,679**	**182,308**	**(110,554)**	**6,409,433**

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT				
Segment results	**2,309,592**	**13,300**	**–**	**2,322,892**
Unallocated corporate expenses				**(223,600)**
Unallocated corporate income				**61,400**
Interest expenses				**(7,780)**
Profit before income taxes				**2,152,912**

	For the six months ended June 30, 2005			
	Coal mining RMB'000	Coal railway transportation RMB'000	Eliminations RMB'000	Consolidated RMB'000
GROSS REVENUE				
External	6,459,547	92,064	–	6,551,611
Inter-segment	–	116,740	(116,740)	–
Total	6,459,547	208,804	(116,740)	6,551,611

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT				
Segment results	2,892,250	59,721	–	2,951,971
Unallocated corporate expenses				(214,978)
Unallocated corporate income				36,775
Interest expenses				(14,250)
Profit before income taxes				2,759,518

5. SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended June 30,	
	2006	2005
	RMB'000	RMB'000
Domestic sales of coal, gross	**4,629,995**	4,690,741
Less: Transportation costs	**182,705**	153,267
Domestic sales of coal, net	**4,447,290**	4,537,474
Export sales of coal, gross	**1,707,684**	1,768,806
Less: Transportation costs	**303,376**	348,112
Export sales of coal, net	**1,404,308**	1,420,694
Net sales of coal	**5,851,598**	5,958,168

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

6. COST OF SALES AND SERVICE PROVIDED

	Six months ended June 30,	
	2006	2005
	RMB'000	RMB'000
Materials	**587,966**	526,848
Wages and employee benefits	**707,753**	524,367
Electricity	**163,435**	140,938
Depreciation	**469,837**	431,605
Land subsidence, restoration, rehabilitation and environmental costs	**209,264**	359,694
Repairs and maintenance	**157,698**	171,166
Annual fee and amortization of mining rights	**9,920**	9,806
Transportation costs of materials	**50,729**	53,530
Others	**290,322**	211,106
	2,646,924	2,429,060

7. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30, 2006 RMB'000	2005 RMB'000
Retirement benefits scheme contributions (note 29)	**305,845**	228,395
Wages and employee benefits	**254,353**	130,837
Additional medical insurance	**26,922**	20,212
Depreciation	**48,202**	30,749
Distribution charges	**25,797**	20,179
Resource compensation fees	**51,866**	62,925
Repairs and maintenance	**37,549**	70,100
Research and development	**19,960**	25,155
Staff training costs	**20,185**	15,153
Freight charges	**9,772**	10,746
Materials and consumables	**37,476**	9,754
Property management	**43,135**	18,603
Education	**20,402**	8,302
Exchange loss	**20,301**	14,174
Others	**280,305**	240,379
	1,202,070	905,663

8. OTHER INCOME

	Six months ended June 30, 2006 RMB'000	2005 RMB'000
Gain on sales of auxiliary materials	**23,406**	20,759
Interest income from bank deposits	**61,400**	33,841
Interest income on loan receivable	**–**	3,377
Others	**1,528**	282
	86,334	58,259

9. INTEREST EXPENSES

	Six months ended June 30, 2006 RMB'000	2005 RMB'000
Interest expenses on bank borrowing wholly repayable within 5 years	**6,196**	12,320
Deemed interest expenses in respect of acquisition of Jining III	**1,584**	1,930
	7,780	14,250

No interest was capitalized during the relevant periods.

10. PROFIT BEFORE INCOME TAXES

	Six months ended June 30,	
	2006	2005
	RMB'000	RMB'000
Profit before income taxes has been arrived at after charging (crediting):		
Amortization of mining rights (included in cost of sales and services provided)	**3,312**	3,312
(Gain) loss on disposal of property, plant and equipment	**(249)**	692

11. INCOME TAXES

	Six months ended June 30,	
	2006	2005
	RMB'000	RMB'000
Income taxes	**685,062**	821,951
Deferred tax charge (note 25)	**34,345**	53,224
	719,407	875,175

The Group is subject to a standard income tax rate of 33%. The effective income tax rate of the Group for the current period is 33% (six months ended June 30, 2005: 32%). The major reconciling items are the amount claimed on the appropriation to a future development fund for which a tax deduction is granted and expenses which are not deductible for tax purposes.

12. DIVIDENDS

	Six months ended June 30,	
	2006	2005
	RMB'000	RMB'000
2005 Final dividend approved, RMB0.150 per share (2005: 2004 final dividend approved RMB0.1625, adjusted for the bonus issue)	**737,760**	799,240
2005 Special dividend approved, RMB0.070 per share (2005: Nil)	**344,288**	–
	1,082,048	799,240

Pursuant to the annual general meeting held on June 28, 2006, a final dividend and special dividend in respect of the year ended December 31, 2005 were approved.

Pursuant to the annual general meeting held on June 28, 2005, a final dividend and a bonus issue on the basis of six bonus shares for every ten existing shares in respect of the year ended December 31, 2004 were approved.

13. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended June 30, 2006 and 2005 is based on the profit for the period of RMB1,433,612,000 and RMB1,884,054,000 and on 4,918,400,000 shares in issue (adjusted for the bonus issue, as appropriate), during both periods.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS being, equivalent to 50 shares.

14. RESTRICTED CASH

At the balance sheet date, the short-term restricted cash represents the bank deposits pledged to certain banks to secure short-term banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation cost of Southland as required by the Australian government. The long-term restricted cash carries interest at 5.16% per annum.

15. BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2006 RMB'000	At December 31, 2005 RMB'000
Total bills receivable	**2,517,655**	2,092,949
Total accounts receivable	**309,464**	258,587
	2,827,119	2,351,536
Less: Allowance for doubtful debts	**(56,520)**	(126,700)
Total bills and accounts receivable, net	**2,770,599**	2,224,836

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At June 30, 2006 RMB'000	At December 31, 2005 RMB'000
1 – 180 days	**2,785,729**	2,245,170
181 – 365 days	**5,447**	6,014
1 – 2 years	**5,919**	19
2 – 3 years	**18**	–
Over 3 years	**30,006**	100,333
	2,827,119	2,351,536

16. INVENTORIES

	At June 30, 2006 RMB'000	At December 31, 2005 RMB'000
COST		
Auxiliary materials, spare parts and small tools	**210,523**	256,755
Coal products	**302,301**	213,746
	512,824	470,501

17. OTHER LOAN RECEIVABLE

The amount represents a loan granted to an independent third party and carries interest at 7.00% per annum. The loan (the "Default Loan") is secured by certain state legal person shares of a company listed on the SSE ("the Secured Shares") and a certain equity interest in another unlisted company held by a guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to the People's Supreme Court of the Shangdong Province (the "Court") to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceed will be applied to repay the Default Loan and the associated interests to the Company. The public auction was held successfully in September 2005. After the completion of the auction, the buyer applied to the China Banking Regulatory Commission for its eligibility of investing in China domestic commercial bank. Up to the date of this report, the legal procedures for the transfer of ownership of the Secured Shares have not yet been completed. The Court further extended the freeze of the Secured Shares on June 18, 2006. In the opinion of the management, the principal, penalty and overdue interest can be recovered by the proceeds from the public auction, and therefore no impairment on the loan receivable has been made.

18. PREPAID LEASE PAYMENTS

	RMB'000
COST	
At January 1, 2006 and at June 30, 2006	673,240
AMORTIZATION	
At January 1, 2006	80,002
Provided for the period	6,595
At June 30, 2006	86,597
NET BOOK VALUES	
At June 30, 2006	586,643
At December 31, 2005	593,238

18. PREPAID LEASE PAYMENTS – continued

	At June 30, 2006 RMB'000	At December 31, 2005 RMB'000
Current portion	**13,465**	13,465
Non-current portion	**573,178**	579,773
	586,643	593,238

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of fifty years from the date of grant of land use rights certificates.

The land use rights of Railway Assets were acquired from the Parent Company in 2002. The registration process in respect of such land use rights has not yet been completed as at June 30, 2006.

19. PREPAYMENT FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	RMB'000
At January 1, 2006	157,511
Additional provision in the period	(212,928)
Transfers to prepayments and accrued expenses	461,359
At June 30, 2006	405,942

The prepayment for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The payment during the period included mainly rehabilitation costs paid on mining areas relating to mining activities in the future periods and therefore the balance is presented as a prepayment at the balance sheet dates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

20. MINING RIGHTS

	RMB'000
COST	
At January 1, 2006	186,385
Exchange re-alignment	70
At June 30, 2006	186,455
AMORTIZATION	
At January 1, 2006	33,120
Provided for the period	3,312
At June 30, 2006	36,432
NET BOOK VALUES	
At June 30, 2006	150,023
At December 31, 2005	153,265

Mining rights are amortized, on a straight-line basis, over their useful lives of twenty years from the date of commencement of commercial operation.

21. PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbour works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Trans-portation equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
COST									
At January 1, 2006	53,031	2,169,992	250,231	729,789	3,904,460	8,190,653	302,956	890,881	16,491,993
Exchange re-alignment	69	9	–	–	–	242	1	–	321
Additions	–	551	–	–	–	36,687	399	1,007,168	1,044,805
Transfers	–	1,187	118	–	–	2,448	–	(3,753)	–
Disposals	–	–	–	–	–	(8,868)	(674)	–	(9,542)
At June 30, 2006	53,100	2,171,739	250,349	729,789	3,904,460	8,221,162	302,682	1,894,296	17,527,577
DEPRECIATION									
At January 1, 2006	–	1,019,552	12,136	215,969	1,592,922	4,158,969	173,959	–	7,173,507
Exchange re-alignment	–	–	–	–	–	10	–	–	10
Provided for the period	–	57,864	3,034	27,171	44,360	395,263	17,663	–	545,355
Eliminated on disposals	–	–	–	–	–	(5,097)	(313)	–	(5,410)
At June 30, 2006	–	1,077,416	15,170	243,140	1,637,282	4,549,145	191,309	–	7,713,462
NET BOOK VALUES									
At June 30, 2006	53,100	1,094,323	235,179	486,649	2,267,178	3,672,017	111,373	1,894,296	9,814,115
At December 31, 2005	53,031	1,150,440	238,095	513,820	2,311,538	4,031,684	128,997	890,881	9,318,486

22. INVESTMENTS IN SECURITIES

The amount represents the cost of available-for-sale equity investments of the Group which principally includes an unlisted investment of RMB60,421,000 in the form of state legal person shares of Shenergy Company Limited, a company listed on the SSE. These shares are not tradable on the SSE.

They are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

23. BILLS AND ACCOUNTS PAYABLE

The following is an aged analysis of bills and accounts payable at the reporting date:

	At June 30, 2006 RMB'000	At December 31, 2005 RMB'000
1 – 180 days	**240,289**	361,680
181 – 365 days	**125,336**	96,397
Over 1 year	**40,237**	39,583
	405,862	497,660

24. UNSECURED BANK LOAN

The loan is interest bearing at 5.76% per annum and is repayable in August 2006.

25. DEFERRED TAX LIABILITY

	Land subsidence, restoration, rehabilitation and environmental costs RMB'000	**Work safety costs** RMB'000	**Total** RMB'000
Balance at January 1, 2005	44,436	(67,540)	(23,104)
Charge for the year	(44,436)	(78,739)	(123,175)
Balance at December 31, 2005 and January 1, 2006	–	(146,279)	(146,279)
Charge for the period (note 11)	–	(34,345)	(34,345)
Balance at June 30, 2006	–	(180,624)	(180,624)

There was no material unprovided deferred tax for the period/year or at the balance sheet dates.

26. SHAREHOLDERS' EQUITY

Share capital

The Company's share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares	
	State legal person Shares (held by the Parent Company)	A shares (Note 1)	H shares (including H shares represented by ADS) (Note 1)	Total
	'000	'000	'000	'000
Number of shares				
At January 1, 2005	1,670,000	180,000	1,224,000	3,074,000
Bonus issue of shares	1,002,000	108,000	734,400	1,844,400
At December 31, 2005 and January 1, 2006	2,672,000	288,000	1,958,400	4,918,400
Share Reform Plan	(72,000)	72,000	–	–
At June 30, 2006	2,600,000	360,000	1,958,400	4,918,400

	Domestic invested shares		Foreign invested shares	
	State legal person Shares (held by the Parent Company)	A shares	H shares (including H shares represented by ADS)	Total
	'000	'000	'000	'000
REGISTERED, ISSUED AND FULLY PAID				
At January 1, 2005	1,670,000	180,000	1,224,000	3,074,000
Bonus issue of shares	1,002,000	108,000	734,400	1,844,400
At December 31, 2005 and January 1, 2006	2,672,000	288,000	1,958,400	4,918,400
Share Reform Plan	(72,000)	72,000	–	–
At June 30, 2006	2,600,000	360,000	1,958,400	4,918,400

26. SHAREHOLDERS' EQUITY – continued

Share capital – continued

Each share has a par value of RMB1.

Pursuant to a meeting for the holders of A shares of the Company held on March 6, 2006, a share reform plan ("Share Reform Plan") was approved by the relevant shareholders. Under the Share Reform Plan, 2.5 A shares for every existing 10 A shares would be offered by the Parent Company and the non-tradable legal person shares held by the Parent Company would then be converted to tradable shares in 4 years time according to a formula. The Share Reform Plan has been further approved by the Ministry of Commerce of the PRC on March 21, 2006. An aggregate of 72,000,000 state legal person shares of RMB1 each held by the Parent Company is transferred as A shares pursuant to the Share Reform Plan.

Pursuant to regulation in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the future development fund for the future improvement of the mining facilities.

The Company has to set aside 10% of its net income for the statutory common reserve fund (except where the fund has reached 50% of the Company's registered capital). The statutory common reserve fund can be used for the following purposes:

- to make good losses in previous years; or
- to convert into capital, provided such conversion is approved by a resolution at a shareholders' general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

In accordance with the Company's Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company's distributable reserve as at June 30, 2006 is the retained earnings computed under PRC GAAP which amounted to approximately RMB5,379,436,000 (as at December 31, 2005: RMB5,844,289,000).

27. RELATED PARTY TRANSACTIONS

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at June 30, 2006 included the present value of an outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual instalments before December 31 of each year, commencing from 2001.

	At June 30, 2006 RMB'000	At December 31, 2005 RMB'000
Amounts due to Parent Company and its subsidiary companies:		
Within one year	**632,023**	508,254
More than one year, but not exceeding two years	**8,689**	8,689
More than two years, but not exceeding five years	**23,138**	23,138
Total due	**663,850**	540,081
Less: amount due within one year	**(632,023)**	(508,254)
Amount due after one year	**31,827**	31,827

Except for the outstanding consideration as described above, the amounts due to Parent Company and/or its subsidiary companies have no specific terms of repayment but is expected to be repaid within one year.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Six months ended June 30,	
	2006 RMB'000	2005 RMB'000
Income		
Sales of coal	**448,702**	390,037
Sales of auxiliary materials	**232,521**	226,496
Utilities and facilities	–	14,500
Expenditure		
Utilities and facilities	**162,594**	174,721
Annual fee for mining rights	**6,490**	6,490
Purchases of supply materials and equipment	**214,230**	142,414
Repairs and maintenance services	**81,847**	55,635
Social welfare and support services	**198,406**	110,961
Technical support and training	**10,000**	7,565
Road transportation services	**32,915**	20,583
Construction services	**80,642**	–

27. RELATED PARTY TRANSACTIONS – continued

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB31,875,000 for each of the six months ended June 30, 2006 and 2005, and for technical support and training of RMB7,565,000 for each of the six months ended June 30, 2006 and 2005, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

In addition to the above, the Company participates in a scheme of the Parent Company in respect of retirement benefits (note 29).

Transactions/balance with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and fellow subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

In establishing its pricing strategies and approval process for transactions with other state-controlled entities, the Group does not differentiate whether the counter-party is a state-controlled entity or not.

Material transactions with other state-controlled entities are as follows:

	Six months ended June 30,	
	2006	2005
	RMB'000	RMB'000
Trade sales	**681,224**	631,033
Trade purchases	**214,235**	142,414

Material balances with other state-controlled entities are as follows:

	At June 30, 2006	At December 31, 2005
	RMB'000	RMB'000
Amounts due from other state-controlled entities	**99,714**	63,645
Amounts due to other state-controlled entities	**771,314**	613,082

In addition, the Group has entered into various transactions, including deposit placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business,. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group's operations.

27. RELATED PARTY TRANSACTIONS – continued

Compensation of key management personnel

The remuneration of directors and other members of key management was as follows:

	Six months ended June 30,	
	2006	2005
	RMB'000	RMB'000
Directors' fee	**179**	–
Salaries, allowance and other benefits in kind	**828**	569
Retirement benefit scheme contribution	**373**	256
	1,380	825

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

28. COMMITMENTS

	At June 30, 2006	At December 31, 2005
	RMB'000	RMB'000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	**1,692,204**	920,907
Capital expenditure authorised but not contracted for in respect of development of new coal mines	**600,000**	1,900,000
	2,292,204	2,820,907

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to set aside RMB8 for each tone of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities ("Work Safety Cost"). The unitized Work Safety Cost at June 30, 2006 was RMB233,414,000 (2005: RMB91,462,000).

29. RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

The monthly contribution rate has been set initially at 45% of the aggregate monthly basic salaries and wages of the Company's employees, and was fixed until December 31, 2001. Upon expiration of the initial period, the Company and the Parent Company determined that the contribution rate should remain at 45% for the period from January 1, 2002 to December 31, 2006.

29. RETIREMENT BENEFITS – continued

The Company's subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of the qualifying staff's wages as a contribution to the scheme. The subsidiaries' financial obligations under this scheme are limited to the payment of the employer's contribution. During the period, contributions payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes, available to reduce the contribution payable in the future years.

30. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended June 30, 2006 and 2005. Such expenses, amounting to RMB43,100,000 and RMB18,600,000 for the six months ended June 30, 2006 and 2005, respectively, have been included as part of the social welfare and support services expenses summarized in note 27.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

31. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of bank balances and cash, term deposit, restricted cash, bills and accounts receivable, bills and accounts payables, other payables and accrued expenses and variable debts approximate their fair value because of the short maturity of these amounts or because they are stated at preset value discounted using market rates. In addition, the carrying amount of bank borrowing approximates its fair value as the interest rate approximates the market rate.

32. CONCENTRATION OF CREDIT RISK

The Group maintains its cash and cash equivalents with banks in the PRC.

The Group generally grants long-term customers credit terms with a range from one to four months, depending on the situations of the individual customers. For small to medium size new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group's domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. The quality, prices and final customer destination of the Group's export sales are determined by the Group, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. The Group intends to apply for direct export rights although there can be no assurance that such rights will be obtained on a timely basis.

32. CONCENTRATION OF CREDIT RISK – continued

For the six months ended June 30, 2006 and 2005, net sales to the Group's five largest domestic customers accounted for approximately, 22% and 21%, respectively, of the Group's total net sales. Net sales to the Group's largest domestic customer, Huadian Power International Corporation Limited, accounted for 9% (2005: 13%) of the Group's net sales for the six months ended June 30, 2005.

Details of the amounts receivable from the five customers with the largest receivable balances at June 30, 2005 and December 31, 2004 are as follows:

	Percentage of accounts receivable	
	At June 30, 2006	At December 31, 2005
Five largest receivable balances	**75.80%**	66.00%

33. POST BALANCE SHEET EVENT

On August 18, 2006, the Company signed an equity transfer agreement with its Parent Company to acquire a 98% interest in Yankuang Shanxi Power Chemical Co., Ltd from the Parent Company at consideration of RMB733,340,000. The transaction still has to be approved by shareholders in the shareholders' meeting and relevant government authority.

SUPPLEMENTAL INFORMATION

I. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The Interim financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i) adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, but recognized as an appropriation of shareholders' equity under IFRS;

(ii) reversal of the Work Safety Cost provided but not yet utilized for the enhancement of safety production environment and facilities under IFRS, which is charged as an expense immediately when set aside under PRC GAAP;

(iii) negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets prior to January 1, 2005. No negative goodwill arose from the above transaction under PRC GAAP;

(iv) the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amount. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP;

(v) pre-operating expenses written off in terms of IFRS are capitalized in subsidiaries of the Company as a long term asset under PRC GAAP;

(vi) recognition of amortization of goodwill under PRC GAAP, which is not amortized but instead tested for impairment at least annually under IFRS from January 1, 2005 onwards; and

(vii) recognition of a deferred tax asset/liability under IFRS for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities, which are not recognized under PRC GAAP.

I. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP – continued

The following table summarizes the differences between IFRS and PRC GAAP:

	Profit attributable to equity holders of the Company for six months ended June 30,		**Equity attributable to equity holders of the Company as at**	
			June 30,	**December 31,**
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
As per interim financial report prepared under IFRS	**1,433,612**	1,884,054	**17,971,378**	17,618,577
Impact of IFRS adjustments in respect of:				
– transfer to future development fund which is charged to profit before income taxes under PRC GAAP	**(195,185)**	(202,864)	**(358,665)**	(269,945)
– reversal of Work Safety Cost	**(104,079)**	(127,619)	**(547,347)**	(443,268)
– release of negative goodwill to income	**–**	–	**(138,101)**	(138,101)
– deemed interest expenses	**1,587**	1,930	**114,807**	113,220
– write-off of pre-operating expenses of subsidiaries	**185,428**	54,856	**307,229**	121,801
– recognition of goodwill amortization	**(8,005)**	(6,958)	**(23,011)**	(15,006)
– deferred tax effect on temporary differences not recognized under PRC GAAP	**34,345**	53,224	**180,624**	146,279
– others	**–**	–	**8,070**	8,070
As per interim financial report prepared under PRC GAAP	**1,347,703**	1,656,623	**17,514,984**	17,141,627

Note: There are also differences in other items in the interim financial report due to differences in classification between IFRS and PRC GAAP.

II. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The interim financial report is prepared in accordance with IFRS ("IFRS Interim Financial Report"), which differs in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

In the IFRS Interim Financial Report, the acquisitions of Jining II, Jining III, Railway Assets and Heze have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III, Railway Assets and Heze at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which was presented as a deduction from the assets of the Group in the condensed consolidated balance sheet, and such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. The carrying amount of negative goodwill at January 1, 2005 has been derecognised. Therefore, an adjustment has been made to opening retained earnings and negative goodwill at January 1, 2005.

Under US GAAP, as the Group, Jining II, Jining III, Railway Assets and Heze are entities under the common control of the Parent Company, therefore the assets and liabilities of Jining II, Jining III, Railway Assets and Heze are required to be included in the condensed consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III, Railway Assets and Hese acquired and the purchase price paid is recorded as an adjustment to shareholders' equity.

In the IFRS Interim Financial Report, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the estimated useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

In the IFRS Interim Financial Report, property, plant and equipment and land use rights are stated at their respective fair values at the date of acquisition including those arising from transactions between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP as the tax base of the assets is the fair value amount at the date of acquisition.

II. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP – continued

In the IFRS Interim Financial Report, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized as a goodwill and was, prior to January 1, 2005, amortized over a period of ten years. After January 1, 2005, such goodwill is tested for impairment at least annually. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually starting from the initial recognition of goodwill in 2003, when Yanmei Shipping was acquired by the Group.

The adjustments necessary to restate net income and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

	Six months ended June 30,	
	2006	2005
	RMB'000	RMB'000
Profit for the period attributable to equity holders of the Company as reported under IFRS	**1,433,612**	1,884,054
US GAAP adjustments:		
Additional depreciation charged on fair valued property, plant and equipment and prepaid lease payments	**93,925**	94,064
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments and capitalization of mining rights	**(32,088)**	(32,134)
Amortization of mining rights of Jining III	**3,312**	3,312
Loss of Heze included in the Group using the pooling of interest method	**-**	(681)
Income under US GAAP	**1,498,761**	1,948,615
Earnings per share under US GAAP	**RMB0.30**	RMB0.40
Earnings per ADS under US GAAP	**RMB15.24**	RMB19.82

II. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP – continued

	At June 30, 2006 RMB'000	At December 31, 2005 RMB'000
Equity attributable to the equity holders of the Company as reported under IFRS	**17,971,378**	17,618,577
US GAAP adjustments:		
Difference in cost bases of property, plant and equipment and prepaid lease payments	**(2,561,032)**	(2,561,032)
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments	**1,594,748**	1,500,823
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments	**318,874**	349,869
Goodwill arising on acquisition of Jining II	**(10,106)**	(10,106)
Mining rights of Jining III	**(96,047)**	(99,359)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	**31,696**	32,788
Goodwill arising on acquisition of Railway Assets	**(97,240)**	(97,240)
Amortization of goodwill on acquisition of Yanmei Shipping	**1,116**	1,116
Goodwill arising on acquisition of Heze	**(35,645)**	(35,645)
Shareholders' equity under US GAAP	**17,117,742**	16,699,791

Under US GAAP, the Group's total assets would have been RMB20,955,035,000 and RMB20,189,379,000 at June 30, 2006 and December 31, 2005, respectively.

Details of recent accounting pronouncement are as follows:

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No. 133 and 140", which simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation and eliminates a restriction on the passive derivative instruments acquired, issued or subject to re-measurement (new basis) event occurring after the beginning of an entity's fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of SFAS No.155 on its consolidated financial statements.

II. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP – continued

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143" (FIN 47). Under the Interpretation, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Any uncertainty about the amount and/or timing of future liability should be factored into the calculation of the liability when sufficient information is available. FIN 47 further clarifies when an entity would have sufficient information to reasonably estimate the fair value. The Company must be in compliance no later than the end of the fiscal year ending after December 15, 2005, although early adoption is encouraged. The Group does not anticipate that the adoption of this interpretation will have a material effect on the Group's financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" (FIN 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, although earlier application is encouraged. The Group does not anticipate that the adoption of this interpretation will have a material effect on the Group's financial position or results of operations.

COMPANY INFORMATION

Registered Name:	兗州煤業股份有限公司
English Name:	Yanzhou Coal Mining Company Limited
Registered Address:	Yanzhou Coal Mining Company Limited 298 Fushan South Road Zoucheng Shandong Province PRC
Post Code:	273500
Website:	http://www.yanzhoucoal.com.cn
Email Address:	yzc@yanzhoucoal.com.cn
Legal Representative:	Wang Xin
Company Secretary:	Chen Guangshui
Authorized Representative:	Wu Yuxiang Chen Guangshui 298 Fushan South Road Zoucheng, 273500 Shandong Province PRC Tel: 86537-5382319 Fax: 86537-5383311
Places of Listing:	A shares: Shanghai Stock Exchange Ticker Symbol: 600188 Stock Abbreviation: G Yanmei H shares: The Stock Exchange of Hong Kong Limited Share Code: 1171 ADS: The New York Stock Exchange, Inc. Ticker Symbol: YZC

公司資料

註冊名稱：	兗州煤業股份有限公司
英文名稱：	Yanzhou Coal Mining Company Limited
公司地址：	中國山東省鄒城市梟山南路298號
郵政編碼：	273500
公司網址：	http://www.yanzhoucoal.com.cn
公司電子信箱：	yzc@yanzhoucoal.com.cn
法定代表人：	王信
公司秘書：	陳廣水
授權代表：	吳玉祥 陳廣水 中國 山東省 鄒城市 273500 梟山南路298號 電話：86537-5382319 傳真：86537-5383311
上市地點：	A股： 上海證券交易所 股票代碼：600188 股票簡稱：G兗煤 H股： 香港聯合交易所有限公司 股票代碼：1171 ADS： 紐約證券交易所 股票簡稱：YZC

II. 國際財務報告準則與美國會計準則之差異匯總 – 續

2006年3月，美國財務會計準則委員會頒布了詮釋第47條「有條件資產退廢義務的會計處理」，是對會計準則第143號的具體解釋。該詮釋要求企業在能合理估計有條件資產退廢義務的公允價值時，將其確認為一項負債。當相關信息足夠時，對於此項未來負債金額及時間的不確定性，都應作為計算該負債的考慮因素。該詮釋進一步澄清了公司獲得足夠信息以合理估計公允價值的時間。該詮釋自2005年12月15日之後的第一個會計 年度起生效。本集團認為採用上述詮釋對本集團的經營成果和財務狀況無重大影響。

2006年6月，美國財務會計準則委員會頒布了詮釋第48條「所得稅中不確定事項的會計處理」，是對會計準則第109號的解釋。該詮釋明確了在納稅申報發生的或預期發生的稅務狀況在財務報表中確認的初始條件及計量方法，同時對停止確認、分類、計息和罰款，中期財務報告 、披露及過渡性作出了相關指引。該詮釋自2006年12月15日之後的第一個會計年度起生效。本集團認為上述詮釋對本集團的經營成果和財務狀況無重大影響。

II. 國際財務報告準則與美國會計準則之差異匯總 — 續

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
國際財務報告準則下分配至公司權益持有人之權益	**17,971,378**	17,618,577
美國會計準則調整：		
物業、機器及設備及土地使用權的基礎成本差異	**(2,561,032)**	(2,561,032)
公平價值部分的物業、機器及設備及土地使用權之折舊	**1,594,748**	1,500,823
因物業、機器及設備及土地使用權的基礎成本差異導致稅基提高之遞延稅款資產	**318,874**	349,869
收購濟二礦產生之商譽	**(10,106)**	(10,106)
濟三礦之採礦權	**(96,047)**	(99,359)
因採礦權資本化導致稅基提高之遞延稅款借款	**31,696**	32,788
收購運輸處產生之商譽	**(97,240)**	(97,240)
攤銷收購兗煤航運產生之商譽	**1,116**	1,116
收購荷澤能化產生的商譽	**(35,645)**	(35,645)
美國會計準則下股東權益	**17,117,742**	16,699,791

在美國會計準則下，於2006年6月30日及2005年12月31日集團總資產分別為人民幣20,955,035,000元及人民幣20,189,379,000元。

近期會計準則公告詳情如下：

2006年2月，美國財務會計準則委員會頒布了第155號會計準則「金融組合工具的會計處理」，是對第133號和第140號的修訂。第155號簡化了對金融組合工具的會計處理，允許用公允價值對嵌入式衍生金融工具作重新估價，而之前會因選用不同的模型而產生分歧，並消除對2006年9月15日之後第一個會計年度開始取得、形成及需要計算重估(在新基礎下)的被動式衍生工具的限制。本集團正在評估第155號會計準則對合併報表的影響。

II. 國際財務報告準則與美國會計準則之差異匯總 － 續

根據國際財務報告準則，收購兗煤航運是以收購法處理。收購時，以其收購日的資產及負債的公平價值計量。收購價格高於其可辨認資產和負債的公平價值的部份，作為商譽，並在2006年1月1日前分十年攤銷，此後，該商譽至少每年進行減值測試。在美國會計準則下，收購兗煤航運得出的商譽並不作攤銷，而是從其於收購日的商譽中進行至少每年的減值測試。

國際財務報告準則調整與美國會計準則調整對淨收益及股東權益的影響之差異總匯如下：

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
國際財務報告準則下分配至公司權益持有人之淨收益	**1,433,612**	1,884,054
美國會計準則調整：		
公平價值部份的物業、機器及設備及土地使用權之附加折舊	**93,925**	94,064
因物業、機器及設備及土地使用權的基礎成本差異及採礦權資本化導致稅基提高之遞延稅款貸項	**(32,088)**	(32,134)
濟三礦採礦權攤銷	**3,312**	3,312
菏澤合併收購法的影響	**－**	(681)
美國會計準則下之淨收益	**1,498,761**	1,948,615
美國會計準則下之每股收益	**人民幣0.30元**	人民幣0.40元
美國會計準則下之美國存託股每股收益	**人民幣15.24元**	人民幣19.82元

II. 國際財務報告準則與美國會計準則之差異匯總

本中期財務報告乃按國際財務報告準則編製，其與按美國會計準則有相當的方面不同。其中較為重大的差異有計算購入濟二礦、濟三礦，運輸處和菏澤的方法、物業、機器及設備及土地使用權的估值增值，以及對遞延稅項的相關調整。

在國際財務報告準則下，在集團收購濟二礦、濟三礦，運輸處和菏澤時應用購買法核算，即在收購日以公平價值確認濟二礦、濟三礦，運輸處和菏澤的資產和負債，收購價款大於收購淨資產公允價值的部分確認為商譽，在2005年1月1日前，商譽分十至二十年進行攤銷。由2005年1月1日起，商譽將每年進行減值測試。該淨資產的公允價值大於收購價款的部份確認為負商譽，在2005年1月1日前，負商譽在簡要合併資產負債表上列示為集團資產的減項。在2005年1月1日前，集團按所購可折舊／攤銷的資產的加權平均可使用年限，有系統的在損益表中確認為收入。負商譽的淨值已於2005年1月1日確認。因此，於2005年1月1日後，所有負商譽調整應於其期初數及期初未分配利潤調整。

在美國會計準則下，由於集團、濟二礦、濟三礦，運輸處和菏澤均在母公司的共同控制之下，濟二礦、濟三礦和運輸處的資產和負債在集團簡要合併資產負債表應以歷史價值列示。濟二礦、濟三礦及運輸處的資產和負債的歷史價值與集團支付的收購價之間的差異作為對股東權益的調整。

在國際財務報告準則下，濟三礦採礦權已按扣除攤銷後的金額列示。採礦權費以直線法在10年內平均攤銷，攤銷年限是根據已探明及推定的原煤儲量估計的可使用年限。在美國會計準則下，由於集團和濟三礦均在母公司的共同控制之下，採礦權費調整為零，也不確認採礦權的攤銷。因採礦權資本化引起中國準則下稅基的提交，在美國會計準則下將採礦權資本化而產生的遞延稅項資產須予以確認。

根據國際財務報告準則，集團已於進行屬於受共同控制企業性質的交易時，按購買日之公平價值計算物業、機器及設備及土地使用權，以公平價值作為重組後的新基準，折舊亦已按新基準計提。但根據美國會計準則，共同控制下的企業在進行資產轉讓或股權交換時，淨資產或權益的受方需以轉讓方在交易日該資產及負債的賬面值入賬。同時，物業、機器及設備及土地使用權須以歷史成本列示，由公平價值引申之折舊不予確認。在美國會計準則下，將對購買日之公平價值與歷史成本間的差異而產生的遞延稅項資產予以確認。而該資產的稅基將為其在購買日的公平價值。

1. 國際財務報告準則與中國會計準則之差異匯總－續

國際財務報告準則與中國會計準則之財務報表之間的差異如下：

	分配至公司權益持有人之淨收益 截至6月30日止期間		分配至公司權益持有人之淨資產	
	2006年	2005年	**2006年 6月30日**	2005年 12月31日
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
國際財務報告準則之中期財務報告原則賬額	**1,433,612**	1,884,054	**17,971,378**	17,618,577
國際財務報告準則調整之影響：				
－在中國會計準則下，在税前利潤列支的未來發展基金	**(195,185)**	(202,864)	**(358,665)**	(269,945)
－沖回生產安全費用	**(104,079)**	(127,619)	**(547,347)**	(443,268)
－減少負商譽轉入利潤	**－**	－	**(138,101)**	(138,101)
－設定利息	**1,587**	1,930	**114,807**	113,220
－沖銷資本化之附屬公司開辦費用	**185,428**	54,856	**307,229**	121,801
－沖回商譽攤銷	**(8,005)**	(6,958)	**(23,011)**	(15,006)
－遞延税項對中國準則下未確認的暫時性差異的影響	**34,345**	53,224	**180,624**	146,279
－其它	**－**	－	**8,070**	8,070
根據中國會計準則所編製之中期財務報告	**1,347,703**	1,656,623	**17,514,984**	17,141,627

附註：　中期財務報告中還存在由於國際財務報告準則與中國會計準則之差異所引起的其它科目的分類的差異。

補充資料

1. 國際財務報告準則與中國會計準則之差異匯總

國際財務報告準則和中國會計準則之中期財務報表之間的主要差異如下：

(i) 在中國會計準則下確認為税前損益的未來發展基金調整至股東權益；

(ii) 沖回在中國會計準則下列作支出的生產安全費用；

(iii) 在國際財務報告準則下，在2005年1月1日前，因收購濟三礦所產生的負商譽應按這些購置而可折舊或攤銷資產的加權平均剩餘可使用年限在損益表中確認為收入。在中國會計準則下並無確認負商譽；

(iv) 公司應分期支付母公司的收購濟三礦價款在國際財務報告準則下已按市場利率貼現後的現值列示。而在中國會計準則下，分期應付款項以匯總金額列示。因此在國際財務報告準則下，分期應付款項產生了設定利息。在中國會計準則下並無此項利息支出；

(v) 沖銷在中國會計準則下，確認為附屬公司長期資產之開辦費用；

(vi) 沖回在中國會計準則下的商譽攤銷。在國際財務報告準則下，商譽並不進行攤銷，而於2005年1月1日後，至少每年進行一次資產減值測試；及

(vii) 在國際財務報告準則下，對暫時性差異造成的税務影響，應採用適用於未來年度的法定所得税率來確認遞延税項資產／負債。在中國會計準則下並無確認此項資產／負債。

32. 集中借貸風險－續

截至2006年及2005年6月30日止兩個六個月期間，本集團五大客戶的銷售淨額分別佔本集團總銷售淨額約22%和21%。截至2006年及2005年6月30日止兩個六個月期間向本集團最大客戶華電國際電力股份有限公司（2005年：山東電力燃料公司）的銷售淨額分別佔本集團銷售淨額約9%（2005年：13%）。

於2006年6月30日及2005年12月31日應收賬款餘額最大的五位客戶的詳情列示如下：

	應收賬款百分比	
	2006年	2005年
	6月30日	12月31日
	人民幣千元	人民幣千元
五大客戶應收賬款餘額	**75.80%**	66.00%

33. 資產負債表期後事項

公司於2006年8月18日與母公司簽訂了《兗礦集團有限公司與兗州煤業股份有限公司關於兗礦山西能化有限公司股權轉讓協議》，擬以人民幣733,340,000元收購母公司所持有的兗礦山西能化有限公司98%的股權。此項交易尚需取得臨時股東大會及有關國有產權轉讓主管部門的批准。

29. 退休福利－續

公司的子公司參與國家管理的退休金計劃，按規定以合格僱員工資固定的比例交納養老保險金。子公司的義務限於按該計劃支付職工的保險金份額。在本期間，子公司根據上述規定應交的養老保險金對本集團並無重大影響。

於資產負債表日，並無因僱員退出此計劃而產生可供未來年度減低應付供款的放棄供款。

30. 居所計劃

母公司須負責為其僱員及公司僱員提供宿舍。在2006年及2005年6月30日止兩個六個月期間內，公司及母公司以兩方商議之定額分擔有關宿舍的雜項支出。截至2006年及2005年6月30日止兩個六個月期間該等支出為人民幣43,100,000和人民幣18,600,000元，並已列為上文附註27所述社會福利及後勤服務支出的一部分。

目前公司每月為各合資格之員工支付一項定額的居所基金供款，員工同時支付等額的供款。該等供款會交由母公司，連同出售宿舍所得款項及債款(如需要)，用以興建新宿舍。

31. 金融工具公平價值

現金及銀行結存、定期存款、限定用途的現金、應收賬款、應付賬款以及可變賬款的賬面價值均接近公平價值，因上述金額均於短期內到期賬款按流動利率浮動。此外，因銀行貸款利率與市場利率接近，該貸款賬面值亦接近其公平價值。

32. 集中借貸風險

本集團將現金及現金等值項目存於中國的銀行。

本集團對長期客戶一般按個別客戶的情況給予1個月到4個月的信用期。對於新的中小型規模客戶，本集團要求客戶於發貨前付款。

本集團的內銷對象主要為發電廠、冶金公司、建築材料生產商及鐵路公司。本集團已基本與該等公司建立長期和穩定的業務關係，本公司亦有出售煤炭予省級及市級燃料貿易公司。

由於本集團目前並無直接出口權，故其所有出口銷售均通過煤炭進出口公司，五礦貿易公司或山西煤炭公司進行。本集團出口煤炭的品質、價格與最終客戶均由集團與煤炭進出口公司、五礦貿易公司或山西煤炭公司共同確定。本集團擬申請直接出口權，但不能保證在短期內取得該項權利。

27. 關聯公司交易－續

關鍵管理人員補償費

董事和關鍵管理人員的薪酬如下：

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
董事薪酬	**179**	－
工資，薪金和其他福利	**828**	569
退休福利計劃公供款	**373**	256
	1,380	825

董事和關鍵管理人員的工資是由薪酬委員會根據其個人的工作表現和市場走勢決定的。

28. 資本承擔

	2006年	2005年
	6月30日	12月31日
	人民幣千元	人民幣千元
已簽合同但在財務報表未有載列之資本承諾		
－購買物業、機器和設備	**1,692,204**	920,907
－已批准但未簽合同用於發展新煤礦的資本支出	**600,000**	1,900,000
	2,292,204	2,820,907

根據國家安全生產監督管理局法規，公司在2004年5月1日起，需按每噸開採原煤人民幣8元計提改善生產環境及設備的安全性費用(「安全生產費用」)。於2006年6月30日，在財務報表中，可用的安全生產費用為人民幣233,414,000元(2005年12月31日：人民幣91,462,000元)。

29. 退休福利

公司之合格僱員可享有退休金、醫療及其它福利。公司參與母公司一項計劃，且就退休福利按合格僱員每月基本薪金及工資，以協議之供款率每月向母公司供款。母公司須向公司的退休僱員支付所有退休福利。

每月供款率定為公司僱員每月基本薪金及工資總額之45%，該供款率有效至2001年12月31日到期。在到期日，公司與母公司決定從2002年1月1日至2006年12月31日期間內供款率維持在45%。

27. 關聯公司交易－續

截至2006年及2005年6月30日止兩個六個月期間，公司的社會福利和後勤服務開支中(不包括醫療及托兒費用)，已包括人民幣31,875,000元支付母公司的費用。而且，截至2006年及2005年6月30日止兩個六個月期間，人民幣7,565,000元的技術支持及訓練開支亦已向母公司支付。上述費用由母公司按每年重新釐定之全年商議定額支付。

此外，公司亦參與母公司一項有關退休福利的多名僱主計劃(附註29)。

與中國境內其他國有企業的結餘及交易

本集團目前經營的經濟環境，是受到中國政府直接和間接控制的國有企業。此外，本集團的母公司是國有企業。除了和母公司及其附屬企業和其他上述披露的關聯方交易外，本集團還和別的國有企業發生交易。董事認為本集團和這些國有企業的交易是獨立的第三方交易。

在確定定價政策和授權交易時，本集團不區分對方是國有企業還是非國有企業。

與其他國有企業的材料交易如下：

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
銷售	**681,224**	631,033
採購	**214,235**	142,414

與國有企業重大金額的結餘：

	2006年	2005年
	6月30日	12月31日
	人民幣千元	人民幣千元
應收國有企業款項	**99,714**	63,645
應付國有企業款項	**771,314**	613,082

此外，公司還和國有銀行和金融機構簽訂了包括押金，借款和其他銀行信貸方面的協議。鑒於這些與銀行往來的性質，董事認為單獨披露是沒有必要的。

除了上述披露之外，董事認為其他與國有企業有關的交易對本集團而言是不重大的。

27. 關聯公司交易

應付母公司及其附屬公司的款項是無利息及無抵押的。

在2006年6月30日，應付母公司及其附屬公司的款項包括於2001年1月1日購買濟三礦的採礦權之資金的未支付購買價，並按銀行貸款之市場利率折現的現值。

購買採礦權的成本約為人民幣132,479,000元，並由2001年起分十年平均歸還，於每年末支付。

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
應付母公司及其附屬公司款項：		
一年之內	**632,023**	508,254
一年以上，但不超過兩年	**8,689**	8,689
二年以上，但不超過五年	**23,138**	23,138
應付款總額	**663,850**	540,081
減：一年內到期款項	**(632,023)**	(508,254)
一年後到期款項	**31,827**	31,827

除了上述的到期款項，應付母公司及其附屬公司的款項為無特定還款期及於一年內償還的應付款項。

在下列期間，本集團與母公司及在其附屬公司進行的重大交易如下：

	截至6月30日止期間	
	2006年 人民幣千元	2005年 人民幣千元
收入		
煤炭銷售	**448,702**	390,037
銷售配套材料收入	**232,521**	226,496
公用設備及設施	**—**	14,500
支出		
公用設備及設施	**162,594**	174,721
採礦權費用	**6,490**	6,490
材料及設備採購	**214,230**	142,414
維修及保養服務	**81,847**	55,635
社會福利和後勤服務	**198,406**	110,961
技術支持及訓練	**10,000**	7,565
公路運輸服務	**32,915**	20,583
工程施工服務	**80,642**	—

000110

26. 股東權益－續

股本－續

每股面值為人民幣1元。

在2006年3月6日召開A股流通股股東會議上，批准股權分置改革計劃。根據該股改計劃，兗礦集團向2006年3月30日登記在冊的公司A股流通股股東每10股支付2.5股對價股份；兗礦集團承諾對所持有的非流通法人股在股權分置方案實施起4年內不上市交易。2006年3月21日，該股改計劃已得到中國商務部的批准。根據股改計劃兗礦集團持有的總共72,000,000股被轉換成流通股支付給A股股東。

2002年財政部規定公司每年要按開採原煤量每噸人民幣6元計提未來專項發展基金。該基金只可用於集團的未來發展，不能分配給股東。

根據山東省財政廳，山東省人民政府國有資產監督管理委員會及山東省煤炭工業局規定，公司需從2004年7月1日起另按每噸開採原煤量人民幣5元計提改革專項發展基金以用於礦井建設等相關支出，此基金也不能分配給股東。

公司需從淨收益中撥備10%作為法定公積金（當該公積金餘額達到公司註冊資本的50%時除外）。法定公積金可用作以下用途：

－ 彌補以前年度虧損；或

－ 轉增資本，該項舉措應由股東大會作出決定，同時法定公積金之餘額在此等轉增資本後之餘額，不得低於註冊資本的25%。

根據公司章程，用於分配的淨收入將按下列兩種準則計算選用孰低者：(i)中國會計準則，(ii)國際財務報告準則或公司股票上市之所在地的會計準則。

公司可以根據公司章程或股東大會決議提取一般盈餘公積。

公司在2006年6月30日之可分配利潤為金額人民幣5,379,436,000元（2005年12月31日：人民幣5,844,289,000元），即在中國會計準則下計算之留存收益。

26. 股東權益

股本

資產負債表日的股本結構如下：

	內資股		外資股	
	國有法人股（母公司持有）千股	A股（附註1）千股	H股（含美國存託股代表H股）（附註1）千股	合計 千股
股數				
2005年1月1日	1,670,000	180,000	1,224,000	3,074,000
發行股份	1,002,000	108,000	734,400	1,844,400
2005年12月31日和2006年1月1日	2,672,000	288,000	1,958,400	4,918,400
股權分置改革	(72,000)	72,000	—	—
2006年6月30日	2,600,000	360,000	1,958,400	4,918,400

	內資股		外資股	
	國有法人股（母公司持有）千股	A股 千股	H股（含美國存託股代表H股）千股	合計 千股
註冊，發行和完全支付				
2005年1月1日	1,670,000	180,000	1,224,000	3,074,000
發行股份	1,002,000	108,000	734,400	1,844,400
2006年1月1日和2005年12月31日	2,672,000	288,000	1,958,400	4,918,400
股權分置改革	(72,000)	72,000	—	—
2006年6月30日	2,600,000	360,000	1,958,400	4,918,400

22. 長期證券投資

該款項為集團的可出售的股權投資。於2006年6月30日和2005年12月31日，該金額主要包括投資於上海申能股份有限公司的國有法人股之非上市證券投資，金額為人民幣60,421,000元。此部分股權不能在上交所進行交易。

董事會認為，此等投資的合理公允價值範圍差異重大，無法進行可靠的計量，故此等投資在資產負債表日以成本扣除減值準備列示。

23. 應付賬款

如下為應付票據及應付賬款在結算日的賬齡分析：

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
1－180天	**240,289**	361,680
181－365天	**125,336**	96,397
1年以上	**40,237**	39,583
	405,862	497,660

24. 無抵押之銀行貸款

該貸款年利率5.76%並將於2006年8月支付。

25. 遞延稅項負債

	預提土地塌陷、 復原、重整及 環保費用 人民幣千元	**安全 生產費用** 人民幣千元	**合計** 人民幣千元
2005年1月1日	44,436	(67,540)	(23,104)
本年扣減	(44,436)	(78,739)	(123,175)
2005年12月31日及2006年1月1日	—	(146,279)	(146,279)
本期扣減(附註11)	—	(34,345)	(34,345)
2006年6月30日	—	(180,624)	(180,624)

資產負債表結算日及期間/年度內並無存在任何重大未計提的遞延稅項。

20. 採礦權

	人民幣千元
成本	
2006年1月1日	186,385
外幣折算差額	70
2006年6月30日	186,455
攤銷	
2006年1月1日	33,120
本期計提數	3,312
2006年6月30日	36,432
淨值	
2006年6月30日	150,023
2005年12月31日	153,265

採礦以直線法按二十年可使用期限平均攤銷。

21. 物業、機器及設備

本集團	澳大利亞之無使用期限土地 人民幣千元	房屋建築物 人民幣千元	碼頭建築物 人民幣千元	鐵路建築物 人民幣千元	礦井建築物 人民幣千元	機器設備 人民幣千元	運輸設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
成本									
2006年1月1日	53,031	2,169,992	250,231	729,789	3,904,460	8,190,653	302,956	890,881	16,491,993
外幣折算差額	69	9	–	–	–	242	1	–	321
本期增加	–	551	–	–	–	36,687	399	1,007,168	1,044,805
轉入	–	1,187	118	–	–	2,448	–	(3,753)	–
清理	–	–	–	–	–	(8,868)	(674)	–	(9,542)
2006年6月30日	53,100	2,171,739	250,349	729,789	3,904,460	8,221,162	302,682	1,894,296	17,527,577
累計折舊									
2006年1月1日	–	1,019,552	12,136	215,969	1,592,922	4,158,969	173,959	–	7,173,507
外幣折算差額	–	–	–	–	–	10	–	–	10
本期計提	–	57,864	3,034	27,171	44,360	395,263	17,663	–	545,355
清理轉出	–	–	–	–	–	(5,097)	(313)	–	(5,410)
2006年6月30日	–	1,077,416	15,170	243,140	1,637,282	4,549,145	191,309	–	7,713,462
淨值									
2006年6月30日	53,100	1,094,323	235,179	486,649	2,267,178	3,672,017	111,373	1,894,296	9,814,115
2005年12月31日	53,031	1,150,440	238,095	513,820	2,311,538	4,031,684	128,997	890,881	9,318,486

18. 預付土地使用權費－續

預付土地使用權費之攤銷明細如下：

	截至2006年 6月30日 人民幣千元	截至2005年 12月31日 人民幣千元
一年內攤銷至費用	**13,465**	13,465
一年後攤銷至費用	**573,178**	579,773
	586,643	593,238

此土地使用權是位於中國境內，其期限為公司取得土地使用證起50年。

於2002年12月31日止年度，公司從母公司收購鐵運處及有關的土地使用權，截至2006年6月30日為止，該土地使用權的註冊程序尚未完成。

19. （預付）預提土地塌陷、復原、重整及環保費用

	人民幣千元
期初餘額	157,511
本期計提	(212,928)
轉入預付款項及預提費用	461,359
期末餘額	405,942

預提土地塌陷、復原、重整及環保費用是由董事按最佳的估計而確定的。本期之付款主要包括有關於將來之採礦活動，因為該等款項於資產負債表日視為預付款。然而，鑒於現在的開採活動土地及地面的影響在將來能顯現出來，相關費用的估計將可能在以後期間予以調整。

16. 存貨

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
成本		
配套材料、備件及小型工具	**210,523**	256,755
煤產品	**302,301**	213,746
	512,824	470,501

17. 其它應收貸款

該款項為提供給獨立第三方的委托貸款，該貸款按年利率7.00%計息，以一家上交所上市公司之國有法人股(「抵押股權」)及另一家非上市公司股權作為抵押。該項拖欠貸款於2005年1起列作拖欠處理，公司已經向山東省高級人民法院提出控訴，要求法院凍結其提供擔保的抵押股權並將抵押股權進行公開拍賣，以此來償還該項貸款及相關利息於公司。2005年9月對上述抵押股權進行了公開的拍賣，在拍賣成交之後，競買人開始向中國銀行業監督管理委員會申請辦理其投資國內商業銀行的資格審查手續。至報告日，抵押股權的轉移的法律程序尚未完成，山東省高級人民法院分別於2005年12月22日及2006年6月18日兩次辦理了抵押股權的續凍手續。鑒於目前的情況，公司認為能夠收回所有貸款本金、利息及罰息，故本期間公司未對該項逾期的委托貸款計提減值準備。

18. 預付土地使用權費

	人民幣千元
成本	
2006年1月1日及2006年6月30日	673,240
攤銷	
2006年1月1日	80,002
本期計提	6,595
2006年6月30日	86,597
淨值	
2006年6月30日	586,643
2005年12月31日	593,238

13. 每股收益及備考每股美國存託股之收益

截至2006年6月30日及2005年6月30日止兩個六個月期間分配至公司權益持有人的每股收益是根據該期間的收入淨額人民幣1,433,612,000元及人民幣1,884,054,000元與該期間紅利發放調整後的股份，即4,918,400,000股相應計算得出。

每股美國存託股之收益，是根據相關期間的收入淨額及每股美國存託股等於50股在香港上市的H股計算的。

14. 限定用途的現金

於資產負債表日流動部份為獲得銀行向本集團提供的金融服務而存於銀行的保證金。長期部份為按澳大利亞政府要求存於銀行用於將來支付塌陷費的保證金。長期部分的年利率為5.16%。

15. 應收票據及應收賬款

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
應收票據	**2,517,655**	2,092,949
應收賬款	**309,464**	258,587
	2,827,119	2,351,536
減：壞賬準備	**(56,520)**	(126,700)
應收票據及應收賬款，淨額	**2,770,599**	2,224,836

應收票據表示銷售完成後由客戶簽發並授權本集團向銀行或其它機構收取款項的書面憑證。

本集團根據不同客戶的信用狀況，一般向客戶提供不超過180天的信用期。

如下為報告日的應收票據和應收賬款賬齡分析：

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
1－180天	**2,785,729**	2,245,170
181－365天	**5,447**	6,014
1－2年	**5,919**	19
2－3年	**18**	－
3年以上	**30,006**	100,333
	2,827,119	2,351,536

10. 除所得稅前收益

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
除所得稅前收益已扣除下列支出(收入):		
採礦權攤銷(包含於銷售及鐵路運輸服務成本)	**3,312**	3,312
出售物業、機器及設備損失(收益)	**(249)**	692

11. 所得稅

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
所得稅	**685,062**	821,951
遞延稅項(附註25)	**34,345**	53,224
	719,407	875,175

集團的所得稅率為33%的標準稅率,本期實際負擔所得稅稅率為33%(截至2005年6月30日止六個月期間:32%)。主要的調整是因為分配到未來發展基金的項目不會在國際財務報告準則損益表中反映,但可作抵扣應納稅所得額,以及其它不得稅前列支的費用。

12. 股息

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
已批准之年終股息,即每股人民幣0.150元(2005:人民幣0.1625元,調整紅利發放後數額)	**737,760**	799,240
2006年6月30日期間已批准之特別股息,即每股人民幣0.070元(2005:無)	**344,288**	—
	1,082,048	799,240

根據2006年6月28日召開之周年股東大會,通過發放截至2005年12月31日止年度年終股息及特別股息。

公司已在2005年6月28日召開周年股東大會,通過並發放由董事會建議之按照2004年12月31日存在的股份每10股從股本溢價中派發6股紅股及截至2004年12月31日至年度年終股息。

7. 銷售、一般及行政費用

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
退休福利計劃供款(附註29)	**305,845**	228,395
工資和僱員福利	**254,353**	130,837
補充醫療保險	**26,922**	20,212
折舊	**48,202**	30,749
分銷費用	**25,797**	20,179
資源補償費	**51,866**	62,925
維修及保養	**37,549**	70,100
研究開發費	**19,960**	25,155
僱員培訓費用	**20,185**	15,153
運輸費	**9,772**	10,746
材料及低值易耗品	**37,476**	9,754
房產管理費	**43,135**	18,603
子女就讀費	**20,402**	8,302
匯兑損失	**20,301**	14,174
其他	**280,305**	240,379
	1,202,070	905,663

8. 其它經營收益

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
材料配件銷售利潤	**23,406**	20,759
銀行存款利息收入	**61,400**	33,841
應收貸款利息收入	**—**	3,377
其它	**1,528**	282
	86,334	58,259

9. 利息費用

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
須在5年內完全償還的銀行借款之利息支出	**6,196**	12,320
收購濟三之設定利息費用	**1,584**	1,930
	7,780	14,250

公司在有關期間內並無利息費用資本化。

000119

5. 煤炭銷售及煤炭運輸成本

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
國內煤炭銷售總額	**4,629,995**	4,690,741
減：運輸成本	**182,705**	153,267
國內煤炭銷售淨額	**4,447,290**	4,537,474
出口煤炭銷售總額	**1,707,684**	1,768,806
減：運輸成本	**303,376**	348,112
出口煤炭銷售淨額	**1,404,308**	1,420,694
煤炭銷售淨額	**5,851,598**	5,958,168

煤炭銷售淨額為出售煤炭之發票值，並已扣除退貨、折扣、銷售稅金及運輸費用(如銷售金額已包括運輸費用)。

6. 銷售及鐵路運輸服務成本

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
材料	**587,966**	526,848
工資和僱員福利	**707,753**	524,367
電力供應	**163,435**	140,938
折舊	**469,837**	431,605
土地塌陷、復原、重整及環保費用	**209,264**	359,694
維修及保養	**157,698**	171,166
採礦權費用及採礦權攤銷	**9,920**	9,806
運輸費用	**50,729**	53,530
其它	**290,322**	211,106
	2,646,924	2,429,060

4. 分部資料－續

業務分部－續

關於這些業務的分部資料列示如下：

損益表

	截至2006年6月30日止期間			
	採礦業務	煤炭鐵路運輸業務	抵銷	合併
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
總收入				
對外銷售	6,337,679	71,754	—	6,409,433
分部間銷售	—	110,554	(110,554)	—
合計	6,337,679	182,308	(110,554)	6,409,433

分部間銷售是根據政府有關部門預先確定的單價計算的。

經營成果				
分部經營成果	2,309,592	13,300	—	2,322,892
未分攤總部費用				(223,600)
未分攤總部收入				61,400
利息費用				(7,780)
經營收益				2,152,912

4. 分部資料－續

	截至2005年6月30日止期間			
	採礦業務	煤炭鐵路運輸業務	抵銷	合併
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
總收入				
對外銷售	6,459,547	92,064	—	6,551,611
分部間銷售	—	116,740	(116,740)	—
合計	6,459,547	208,804	(116,740)	6,551,611

分部間銷售是根據政府有關部門預先確定的單價計算的。

經營成果				
分部經營成果	2,892,250	59,721	—	2,951,971
未分攤總部費用				(214,978)
未分攤總部收入				36,775
利息費用				(14,250)
經營收益				2,759,518

3. 重要會計政策－續

以下準則及詮釋在財務報告批准報出日已發布但尚未生效：

國際會計準則第1號(修訂)	財務報表列表增加了關於公司資本的披露[1]
國際財務報告準則第7號	金融工具：披露[1]
國際財務報告詮釋第7號	在IAS 29通貨膨脹下的財務報告執行重新評估[2]
國際財務報告詮釋第8號	IFRS 2使用範圍[3]
國際財務報告詮釋第9號	衍生工具的重新評估[4]
國際財務報告詮釋第10號	中期財務報告及減值[5]

1 於2007年1月1日或以後開始的會計期間生效
2 於2006年3月1日或以後開始的會計期間生效
3 於2006年5月1日或以後開始的會計期間生效
4 於2006年6月1日或以後開始的會計期間生效
5 於2006年11月1日或以後開始的會計期間生效

本集團已開始考慮新準則及詮釋的潛在影響，惟未能確認該等新準則及詮釋對本集團經營業績及財務狀況的編製及呈報方式是否會有重大影響。新準則及詮釋可能導致未來的業績及財務狀況編製及呈報方式出現變更。

4. 分部資料

集團主要從事採礦業及煤炭鐵路運輸業務。公司目前尚無直接出口權，所有出口銷售必須通過中國煤炭工業進出口總公司(「煤炭進出口公司」)，五礦貿易有限責任公司(「五礦貿易公司」)或山西煤炭進出口公司(「山西煤炭公司」)進行出口銷售，並由本公司，煤炭進出口公司、五礦貿易公司或山西煤炭公司共同決定出口銷售的最終客戶。公司部份的子公司在中國境內從事貿易和採礦機械加工業務及內河和內湖運輸業務。鑒於此等業務的銷售總額、經營成果及資產對本集團並無重大影響，本財務報告未將此等業務的經營作為分部資料進行披露。此等業務相關的資料己包括在採礦業務內。

業務分部

為了管理目的，本集團目前分為兩個經營部門 — 採礦業務以及煤炭鐵路運輸業務。本集團以這兩個部門為基礎報告其主要分部資料。

主要經營業務如下：

採礦業務	－	煤炭開採、洗選加工和銷售
煤炭鐵路運輸業務	－	提供煤炭鐵路運輸服務

1. 概況－續

機構及主要活動－續

2005年，公司以現金人民幣584,008,000元從母公司收購了兗礦菏澤能化有限公司（「菏澤」）95.67%的股權。菏澤的主營業務是為煤的前期開採作準備工作，包括獲得煤礦開採和開發煤田的許可證。於2006年6月30日，菏澤已經開始建設趙樓煤礦，對集團當年的經營成果並無重大影響。

2. 編製基準

所附中期財務報告，是按照「國際會計準則」第34號 －「中期財務報告」及香港聯合交易所有限公司證券上市規定附錄16內適用的披露要求編製。

3. 重要會計政策

本中期財務報告系按歷史成本原則編製。

本期採用的會計政策與集團截至2005年12月31日之年度財務報告一致。

本期間內，本集團已採用所有由國際會計準則理事會及國際財務報告準則解釋委員會發布的新的已修訂的準則及解釋公告。該等準則及解釋公告均與本集團的運營相關的，並於2006年1月1日或以後開始的會計期間生效。

國際會計準則第19號（修訂）	僱員福利：精算利得和損失，集團計劃及披露
國際會計準則第39號（修訂）	金融工具：確認和計量 修訂了集團內關聯方交易預測的套期保值
國際會計準則第39號（修訂）	金融工具：確認和計量 修訂了公允價值計量
國際會計準則第39號（修訂） &國際財務報告準則第4號	金融工具：確認和計量 修訂了擔保合同
國際財務報告準則第6號	礦產資源的勘探和估價
國際財務報告詮釋第4號	判斷合約是否包涵租賃
國際財務報告詮釋第5號	從環境治理改善中獲得收益的權利

董事認為採用上述會計政策和解釋對集團的財務報表沒有重大影響。因此，無需對以前期間作出調整。

中期財務報表附註

1. 概況

機構及主要活動
本集團包括公司及已合併之子公司。

本公司是在中華人民共和國（「中國」）註冊成立的一家有限責任之股份公司，經營管理六個煤礦，分別為興隆莊煤礦、鮑店煤礦、南屯煤礦、東灘煤礦、濟寧二號煤礦（「濟二礦」），濟寧三號煤礦（「濟三礦」）。同時公司亦擁有可將六個煤礦與國家鐵路相聯繫的地區鐵路網。公司成立以前，六個煤礦及鐵路運輸處原是中國國營企業 — 兗礦集團有限公司（「母公司」）屬下之分公司。在公司成立時，母公司將興隆莊煤礦、鮑店煤礦、南屯煤礦和東灘煤礦的資產和負債注入公司。

公司分別於1998年，2001年及2002年從母公司收購濟二礦、濟三礦及鐵路運輸處（「運輸處」）。

公司於2001年4月變更為中外合資股份有限公司。

公司的A股在上海證卷交易所（「上交所」）上市，H股在香港聯合交易所（「聯交所」）上市，美國存託股票（1股美國存託股票相當於50股H股）在紐約證券交易所上市。

公司持有青島保税區中兗貿易有限公司（「中兗」）52.38%的註冊資本。中兗在中國境內成立並經營。該公司主要從事採挖機器的加工及貿易。

公司持有山東兗煤航運有限公司（前稱鄒城南煤輪船航運有限責任公司）（「兗煤航運」）92%的股權，該公司在中國境內成立並經營。兗煤航運主要從事內河及內湖運輸和煤炭及建築材料銷售業務。

於2004年，公司成立兗州煤業榆林能化有限公司（「榆林」），並持有97%的註冊資本。榆林主要從事發展山西省榆林市甲醇提煉工程。

2004年公司從獨立第三方以合共為澳元29,377,000（約相當於人民幣187,312,000元）的價格收購了新南威爾士州南田煤礦（「南煤」）的全部產權。公司為了擴展集團於南煤的未來業務發展，於2004年在澳大利亞成立了兩家全資子公司，分別為兗州煤業澳大利亞有限公司（「兗煤澳大利亞」）及澳思達煤礦有限公司（「澳思達」）。從收購日起，南煤尚未開始生產用於銷售的煤炭。

簡要合併現金流量表

截至2006年6月30日止期間

	截至6月30日止期間	
	2006年	2005年
	人民幣千元	人民幣千元
	（未經審計）	（未經審計）
經營業務所得的現金淨額	**383,018**	2,620,952
投資業務使用的現金淨額	**(2,934,005)**	(416,236)
融資業務使用的現金淨額	**(271)**	(237)
現金及現金等值項目淨增加	**(2,551,258)**	2,204,479
現金及現金等值項目，期初	**5,885,581**	5,216,738
外幣折算差額	**856**	446
現金及現金等值項目，期末，即現金及銀行結存	**3,335,179**	7,421,663

註：

2002年財政部規定公司每年要按開採原煤量每噸人民幣6元計提未來專項發展基金。該基金只可用於集團的未來發展，不能分配給股東。

根據山東省財政廳，山東省人民政府國有資產監督管理委員會及山東省煤炭工業局規定，公司需從2004年7月1日起另按每噸開採原煤量人民幣5元計提改革專項發展基金以用於礦井建設等相關支出，此基金也不能分配給股東。

根據財政部的有關規定，從2006年1月1日開始公司不再需要將其淨利潤分配至法定公益金，2006年1月1日的法定公益金餘額被轉撥至法定公積金。

簡要合併股東權益變動表

截至2006年6月30日止期間

	分配至公司權益持有人的權益									
	股本 人民幣千元	股本溢價 人民幣千元	未來發展基金 人民幣千元 (註)	法定公積金 人民幣千元	法定公益金 人民幣千元	外幣結算公積 人民幣千元	留存收益 人民幣千元	合計 人民幣千元	少數股東權益 人民幣千元	合計 人民幣千元
2005年1月1日餘額	3,074,000	4,825,402	1,446,459	769,593	384,875	–	5,051,043	15,551,372	3,674	15,555,046
確認於權益中的外幣折算差額(未經審計)	–	–	–	–	–	(1,767)	–	(1,767)	–	(1,767)
淨收益(未經審計)	–	–	–	–	–	–	1,884,054	1,884,054	289	1,884,343
本年確認之收入及支出(未經審計)	–	–	–	–	–	(1,767)	1,884,054	1,882,287	289	1,882,576
儲備分配(未經審計)	–	–	202,864	–	–	–	(202,864)	–	–	–
股息(未經審計)	–	–	–	–	–	–	(799,240)	(799,240)	(237)	(799,477)
2005年6月30日餘額(未經審計)	3,074,000	4,825,402	1,649,323	769,593	384,875	(1,767)	5,932,993	16,634,419	3,726	16,638,145
2005年7月1日餘額(未經審計)	3,074,000	4,825,402	1,649,323	769,593	384,875	(1,767)	5,932,993	16,634,419	3,726	16,638,145
確認於權益中的外幣折算差額(未經審計)	–	–	–	–	–	(13,249)	–	(13,249)	–	(13,249)
淨收益(未經審計)	–	–	–	–	–	–	997,407	997,407	187	997,594
本年確認之收入及支出(未經審計)	–	–	–	–	–	(13,249)	997,407	984,158	187	984,345
儲備分配(未經審計)	–	–	178,344	249,548	124,774	–	(552,666)	–	–	–
股本發行紅利(未經審計)	1,844,400	(1,844,400)	–	–	–	–	–	–	–	–
收購子公司(未經審計)	–	–	–	–	–	–	–	–	24,818	24,818
2005年12月31日餘額	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	6,377,734	17,618,577	28,731	17,647,308
2006年1月1日餘額	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	6,377,734	17,618,577	28,731	17,647,308
確認於權益中的外幣折算差額(未經審計)	–	–	–	–	–	1,237	–	1,237	–	1,237
淨收益(未經審計)	–	–	–	–	–	–	1,433,612	1,433,612	(107)	1,433,505
本年確認之收入及支出(未經審計)	–	–	–	–	–	1,237	1,433,612	1,434,849	(107)	1,434,742
儲備分配(未經審計)	–	–	195,184	–	–	–	(195,184)	–	–	–
轉入數(未經審計)	–	–	–	509,649	(509,649)	–	–	–	–	–
股息(未經審計)	–	–	–	–	–	–	(1,082,048)	(1,082,048)	(271)	(1,082,319)
2006年6月30日餘額(未經審計)	4,918,400	2,981,002	2,022,851	1,528,790	–	(13,779)	6,534,114	17,971,378	28,353	17,999,731

簡要合併資產負債表

截至2006年6月30日止

	附註	2006年 6月30日 人民幣千元 (未經審計)	2005年 12月31日 人民幣千元 (已審計)
資產			
流動資產			
現金及銀行結存		**3,335,179**	5,885,581
定期存款		**3,158,164**	1,326,335
限定用途的現金	14	**38,716**	30,505
應收票據及應收賬款	15	**2,770,599**	2,224,836
存貨	16	**512,824**	470,501
其它應收貸款	17	**640,000**	640,000
預付款項及其它流動資產		**312,235**	202,417
預付土地使用權費	18	**13,465**	13,465
預付土地塌陷、復原、重整及環保費用	19	**405,942**	157,511
流動資產合計		**11,187,124**	10,951,151
採礦權	20	**150,023**	153,265
預付土地使用權費	18	**573,178**	579,773
物業、機器及設備，淨值	21	**9,814,115**	9,318,486
商譽		**153,037**	153,037
長期證券投資	22	**62,181**	62,181
限定用途的現金	14	**49,637**	36,551
總資產		**21,989,295**	21,254,444
負債及權益			
流動負債			
應付賬款	23	**405,862**	497,660
其它應付款項及預提費用		**1,501,042**	1,575,869
應付股利		**510,048**	—
應付母公司及其附屬公司款項	27	**632,023**	508,254
無抵押之銀行貸款－一年內到期	24	**200,000**	200,000
應交稅金		**528,138**	647,247
流動負債合計		**3,777,113**	3,429,030
應付母公司及其附屬公司款項－一年後到期	27	**31,827**	31,827
遞延稅項負債	25	**180,624**	146,279
負債合計		**3,989,564**	3,607,136
分配至公司權益持有人的權益		**17,971,378**	17,618,577
少數股東權益		**28,353**	28,731
權益合計		**17,999,731**	17,647,308
負債及權益合計		**21,989,295**	21,254,444

000128

簡要合併損益表

截至2006年6月30日止期間

	附註	截至6月30日止期間 2006年 人民幣千元 (未經審計)	2005年 人民幣千元 (未經審計)
煤炭銷售總額	5	**6,337,679**	6,459,547
鐵路運輸服務收入		**71,754**	92,064
收入總額		**6,409,433**	6,551,611
煤炭運輸成本	5	**(486,081)**	(501,379)
銷售及鐵路運輸服務成本	6	**(2,646,924)**	(2,429,060)
毛利		**3,276,428**	3,621,172
銷售、一般及行政費用	7	**(1,202,070)**	(905,663)
其它經營收益	8	**86,334**	58,259
利息費用	9	**(7,780)**	(14,250)
除所得税前收益	10	**2,152,912**	2,759,518
所得税	11	**(719,407)**	(875,175)
本期淨收益		**1,433,505**	1,884,343
分配至：			
公司權益持有人		**1,433,612**	1,884,054
少數股東權益		**(107)**	289
		1,433,505	1,884,343
儲備分配		**195,184**	202,684
股息	12	**1,082,048**	799,240
每股收益	13	**人民幣0.29元**	人民幣0.38元
每股美國存託股份收益	13	**人民幣14.57元**	人民幣19.15元

3、資產減值準備明細表

項目	2006年1月1日 合併	2006年1月1日 公司	本期增加數 合併	本期增加數 公司	本期轉銷數 合併	本期轉銷數 公司	2006年12月31日 合併	2006年12月31日 公司
一、壞賬準備合計	162,416,585	162,416,585	–	–	70,179,928	70,179,928	92,236,657	92,236,657
其中：應收賬款	126,700,309	126,700,309	–	–	70,179,928	70,179,928	56,520,381	56,520,381
其他應收款	35,716,276	35,716,276	–	–	–	–	35,716,276	35,716,276
二、短期投資跌價準備合計	–	–	–	–	–	–	–	–
其中：投資債券	–	–	–	–	–	–	–	–
三、存貨跌價準備合計	–	–	–	–	–	–	–	–
其中：原材料	–	–	–	–	–	–	–	–
產成品	–	–	–	–	–	–	–	–
四、長期投資減值準備合計	–	–	–	–	–	–	–	–
其中：長期股權投資	–	–	–	–	–	–	–	–
五、固定資產減值準備	–	–	–	–	–	–	–	–
其中：房屋建築物	–	–	–	–	–	–	–	–
礦井建築物	–	–	–	–	–	–	–	–
地面建築物	–	–	–	–	–	–	–	–
碼頭建築物	–	–	–	–	–	–	–	–
機器設備	–	–	–	–	–	–	–	–
運輸設備	–	–	–	–	–	–	–	–
六、無形資產減值準備	–	–	–	–	–	–	–	–
其中：土地使用權	–	–	–	–	–	–	–	–
採礦權	–	–	–	–	–	–	–	–
商譽	–	–	–	–	–	–	–	–
七、在建工程減值準備	–	–	–	–	–	–	–	–
八、委託貸款減值準備	–	–	–	–	–	–	–	–

4、 本期內無對會計報表中數據變動幅度達30%(含30%)以上，且佔資產負債表日資產總額5%(含5%)或報告期間利潤總額的10%(含10%)以上的項目。

補充資料

1、 國際財務報告準則與中國會計準則差異

2006年1月1日至2005年6月30日止期間，按中國會計準則編製的財務報表淨利潤為人民幣1,347,703千元、資產淨值為人民幣17,514,984千元，按國際財務報告準則對本年淨利潤和資產淨值主要調整如下：

	本期淨利潤 人民幣千元	資產淨值 人民幣千元
按中國會計準則編製的財務報表列報的金額	1,347,703	17,514,984
按國際財務報告準則調整：		
一沖回計提的維簡費	106,464	—
一沖回改革專項發展基金	88,720	358,665
一沖回安全生產費用	104,079	547,347
一遞延所得税	(34,345)	(180,624)
一減少商譽轉入利潤	6,945	138,101
一設定利息	(1,585)	(114,807)
一沖回商譽攤銷	1,058	23,011
一將開辦費計入當期損益	(185,427)	(307,229)
一少數股東權益	(107)	28,353
一其他	—	(8,070)
按國際財務報告準則編製的財務報表列報的金額	1,433,505	17,999,731

2、 全面攤薄和加權平均計算的淨資產收益率及每股收益

報告期利潤	淨資產收益率		每股收益（元）	
	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	19.46%	19.66%	0.69	0.69
營業利潤	11.60%	11.73%	0.41	0.41
淨利潤	7.69%	7.78%	0.27	0.27
扣除非經常損益後的淨利潤	7.69%	7.77%	0.27	0.27

51. 資本承諾

	期末數 人民幣千元	期初數 人民幣千元
已簽約但尚未於會計報表中確認的 －購建長期資產承諾	**1,692,204**	920,907

52. 其他重要事項

公司於2006年8月18日與兗礦集團簽訂了《兗礦集團有限公司與兗州煤業股份有限公司關於兗礦山西能化有限公司股權轉讓協議》，擬以人民幣733,340千元收購兗礦集團所持有的兗礦山西能化有限公司98%的股權。此項交易尚需取得臨時股東大會及有關國有產權轉讓主管部門的批准。

50. 關聯方關係及其交易－續

(四)公司與上述關聯公司在本期發生了如下重大關聯交易－續

(e) 其他事項

(1) 根據公司與兗礦集團簽訂的協議，由兗礦集團統一管理公司的退休統籌基金及醫療福利金，退休統籌基金匯總後按實際應繳金額統一上交給退休統籌基金單位。為此公司在2006年1月1日至6月30日止期間及2005年1月1日至6月30日止期間會計報表中已列支上述款項分別為人民幣400,593千元和人民幣299,181千元。

(2) 根據公司與兗礦集團簽訂的協議，由兗礦集團下屬各部門、單位向公司提供以下服務並收取相應的費用，詳細如下：

	本期累計數 人民幣千元	上年同期累計數 人民幣千元
供電	**156,463**	174,531
維修及保養	**81,847**	55,635
技術支持及培訓費	**10,000**	7,565
採礦權費用	**6,490**	6,490
公用設施費	**6,131**	190
公路運輸費	**32,915**	20,583
供氣供暖費	**13,000**	5,510
房產管理費	**43,100**	18,600
子女就讀費	**20,400**	8,300
其他	**26,850**	7,765
小計	**397,196**	305,169

(3) 2006年1月1日至2006年6月30日止期間及2005年1月1日至2005年6月30日止期間支付給關鍵管理人員的報酬(包括採用貨幣、實物形式和其他形式的工資、福利、獎金等)總額分別為人民幣2,245,065元和人民幣1,481,014元。

(4) 2006年1月1日至2006年6月30日止期間及2005年1月1日至2005年6月30日止期間公司與兗礦集團為向同一獨立第三方或同一政府部門採購同類商品、服務、繳納費用和保險，相互之間存在代收代付款項的情況。上述代收代付款項主要在其他應付款中核算。

50. 關聯方關係及其交易－續

(四) 公司與上述關聯公司在本期發生了如下重大關聯交易－續

(d) 債權債務往來情況

科目	關聯方名稱	期末數 人民幣元	期初數 人民幣元
應收票據	兗礦集團及其控制的公司	**16,870,000**	7,495,158
應收賬款	兗礦集團及其控制的公司	**7,119,998**	2,915,543
其他應收款(註)	兗礦集團及其控制的公司	**74,690,097**	49,153,257
預付賬款	兗礦集團及其控制的公司	**1,034,444**	4,100,645
		99,714,539	63,664,603
應付賬款	兗礦集團及其控制的公司	**31,046,268**	20,637,078
預收賬款	兗礦集團及其控制的公司	**65,682,506**	52,533,644
其他應付款(註)	兗礦集團及其控制的公司	**608,346,027**	473,671,303
一年內到期的長期應付款 (參見附註30及50(四)a)	兗礦集團及其控制的公司	**13,247,800**	13,247,800
長期應付款 (參見附註30及50(四)a)	兗礦集團及其控制的公司	**52,991,760**	52,991,760
		771,314,361	613,081,585

註： 公司對兗礦集團及其控制的公司的其他應收款不附利息，且應於要求時還款；公司對兗礦集團及其控制的公司的其他應付款不附利息，且應於要求時還款。

50. 關聯方關係及其交易－續

(四) 公司與上述關聯公司在本期發生了如下重大關聯交易－續

(b) 銷售、提供服務及採購

	本期累計數 人民幣千元	上期同期累計數 人民幣千元
銷售及提供服務		
煤炭銷售－兗礦集團及其控制的公司	**448,703**	390,037
提供公用設備及設施收入－兗礦集團	**–**	14,500
材料及備件銷售－兗礦集團及其控制的公司	**232,521**	226,496
	681,224	631,033
採購－兗礦集團及其控制的公司	**214,235**	142,414

以上交易的價格根據市場價或雙方協議價確定。

(c) 工程施工

	本期累計數 人民幣千元	上期同期累計數 人民幣千元
荷澤能化礦井建設	**37,918**	–
榆林能化礦井建設	**19,288**	–
其他	**23,436**	–
	80,642	–

以上交易的價格根據市場價或雙方協議價格確定。

50. 關聯方關係及其交易－續

(三) 存在控制關係的關聯方所持股份、權益及其變化

	期初數		本期增加(減少)數		期末數	
關聯方名稱	人民幣元	%	人民幣元	%	人民幣元	%
兗礦集團	2,672,000,000	54.33	(72,000,000)	(1.47)	**2,600,000,000**	**52.86**
中兗貿易	1,100,000	52.38	–	–	**1,100,000**	**52.38**
兗煤航運	5,060,000	92.00	–	–	**5,060,000**	**92.00**
榆林能化	776,000,000	97.00	–	–	**776,000,000**	**97.00**
兗煤澳洲	191,285,954	100.00	–	–	**191,285,954**	**100.00**
澳思達	191,285,954	100.00	–	–	**191,285,954**	**100.00**
荷澤能化	574,000,000	95.67	–	–	**574,000,000**	**95.67**

(四) 公司與上述關聯公司在本期發生了如下重大關聯交易

(a) *購買濟三礦*

公司於2001年1月1日履行與兗礦集團簽訂的《濟三礦項目收購協議》，向兗礦集團購買了濟三礦，總價款為收購價人民幣245,090萬元和採礦權價款人民幣13,248萬元，共計人民幣258,338萬元。

截止2005年12月31日，公司已為上述收購支付兗礦集團共計人民幣251,714萬元，包括收購價款人民幣245,090萬元和採礦權價款人民幣6,624萬元。

採礦權款按協議需從2001年起分十年於每年12月31日前無息等額支付。公司應於2006年12月31日前支付第六期採礦權款人民幣1,324.8萬元。

以上交易的價格根據評估價格決定。

50. 關聯方關係及其交易

(一) 存在控制關係的關聯方

關聯方名稱	註冊地點	主營業務	與公司關係	經濟性質	法定代表人
兗礦集團	山東鄒城	工業加工	控股股東	國有獨資	耿加懷
中兗貿易	山東青島	國際貿易	子公司	有限責任公司	邵化振
兗煤航運	山東濟寧	河道運輸	子公司	有限責任公司	王新坤
榆林能化	陝西榆林	工程項目籌建	子公司	有限責任公司	王信
荷澤能化	山東菏澤	工程項目籌建	子公司	有限責任公司	王信
兗煤澳洲	澳大利亞	投資控股	子公司	有限責任公司	—
澳思達	澳大利亞	煤炭開採	子公司	有限責任公司	—

(二) 存在控制關係的關聯方的註冊資本或實收資本及其變化

關聯方名稱	期末及期初數 人民幣元
兗礦集團	3,090,336,000
中兗貿易	2,100,000
兗煤航運	5,500,000
榆林能化	800,000,000
兗煤澳洲	191,285,954
澳思達	191,285,954
荷澤能化	600,000,000

49. 分部資料

項目	煤炭業務 本年數	鐵路運輸業務 本年數	行業間相互抵減 本年數	不可分配項目 本年數	合計 本年數
一、營業收入：					
對外營業收入	6,957,602,960	74,100,899	–	–	7,031,703,859
分部間營業收入	–	110,554,075	(110,554,075)	–	–
營業收入合計	6,957,602,960	184,654,974	(110,554,075)	–	7,031,703,859
二、銷售成本：					
對外銷售成本	3,541,370,126	41,491,630	–	–	3,582,861,752
分部間銷售成本	–	75,499,682	(75,499,682)	–	–
銷售成本合計	3,541,370,126	116,991,312	(75,499,682)	–	3,582,861,752
三、期間費用合計	1,229,877,705	52,015,664	(35,054,393)	169,979,856	1,416,818,832
四、營業利潤合計	2,186,355,129	15,647,998	–	(169,979,856)	2,032,023,271
五、資產總額	13,315,898,665	887,237,853	–	7,871,843,676	22,074,980,194
六、負債總額	3,166,125,645	21,168,813	–	1,318,819,830	4,506,114,288

公司90%以上的資產均位於中國境內。

47. 支付的其他與經營活動有關的現金

	合併本期累計數 人民幣元
營業費用及管理費用中的支付額	**934,242,836**
支付子公司本期新增開辦費	**150,959,096**
其他業務支出	**53,568,690**
其他	**447,493,738**
合計	**1,586,264,360**

48. 現金及現金等價物

合併數

	期末數 人民幣元	期初數 人民幣元
貨幣資金	**6,581,697,367**	7,278,972,385
減：銀行保證金(註)	**49,637,454**	36,550,789
	6,532,059,913	7,242,421,596

公司數

	期末數 人民幣元	期初數 人民幣元
貨幣資金	**6,043,266,234**	6,297,641,649

註： 為資產負債表日子公司澳思達應澳大利亞政府要求存於銀行用於將來支付塌陷費用的保證金。

44. 營業外支出

	合併本期累計數 人民幣元	合併上年同期累計數 人民幣元
處置固定資產損失	**689,740**	913,526
捐贈支出	**130,000**	13,000
罰款及其他支出	**1,764,924**	1,150,445
	2,584,664	2,076,971

45. 所得税

	合併本期累計數 人民幣元	合併上年同期累計數 人民幣元
公司本期/年應計所得税(1)/(2)	**684,846,730**	821,759,470
子公司應計所得税	**214,176**	192,150
	685,060,906	821,951,620

(1) 公司本期/年應納所得税額系按有關税法規定對本期税前會計利潤作相應調整後得出的應納所得額的33%計算。

(2) 由於相關行政主管單位從未單獨核定過公司的工效工資總額，公司管理層認為，公司作為兗礦集團的控股子公司，應適用兗礦集團的工效工資計算方式，並以此計算可税前列支的工資限額。

46. 收到的其他與經營活動有關的現金

	合併本期累計數 人民幣元
其他業務收入	**70,750,220**
營業外收入	**3,686,030**
利息收入	**39,993,401**
其他	**27,750,061**
合計	**142,179,712**

42. 投資收益

合併數

	本期累計數 人民幣元	上年同期累計數 人民幣元
短期投資收益		
一委託貸款利息收入	–	3,376,730
長期投資收益		
一股權投資差額攤銷	**(1,058,461)**	(558,076)
	(1,058,461)	2,818,654

公司數

	本期累計數 人民幣元	上年同期累計數 人民幣元
短期投資收益		
一委託貸款利息收入	**9,658,915**	3,376,730
長期投資收益		
一按權益法確認收益	**(8,854,068)**	(10,594,389)
一長期股權投資差額攤銷	**(1,058,461)**	(558,076)
	(253,614)	(7,775,735)

43. 營業外收入

	合併本期 累計數 人民幣元	合併上年 同期累計數 人民幣元
處置固定資產收益	**939,003**	220,660
其他	**3,686,030**	56,636
	4,625,033	277,296

39. 其他業務利潤

	合併本期累計數 人民幣元	合併上年同期累計數 人民幣元
材料銷售		
一收入	**517,465,838**	436,050,280
一成本	**492,856,724**	415,291,624
	24,609,114	20,758,656
其他		
一收入	**28,085,778**	13,523,204
一成本	**11,411,030**	10,390,247
	16,674,748	3,132,957
	41,283,862	23,891,613

40. 營業費用

	合併本期累計數 人民幣元	合併上年同期累計數 人民幣元
煤炭產品國內銷售運費	**182,705,320**	153,266,375
煤炭產品出口銷售運費	**303,375,568**	348,112,142
其他	**33,766,805**	37,015,941
	519,847,693	538,394,458

41. 財務費用

	合併本期累計數 人民幣元	合併上年同期累計數 人民幣元
利息支出	**6,188,000**	12,320,000
減：利息收入	**54,884,200**	33,840,934
匯兑損失	**20,300,604**	16,855,911
其他	**5,807,495**	240,638
	(22,588,101)	(4,424,385)

37. 主營業務成本－續

煤炭產品銷售成本列示如下：

	合併本期累計數 人民幣元	合併上年同期累計數 人民幣元
材料	**582,757,785**	519,968,301
工資	**543,170,988**	452,327,012
職工福利費	**76,043,938**	54,874,961
電力	**162,131,930**	139,296,896
折舊費	**376,004,244**	396,260,205
土地塌陷費	**209,264,082**	359,694,305
維修費	**154,639,160**	165,922,707
安全生產費用	**141,952,048**	147,537,560
改革專項發展基金	**88,720,030**	92,210,975
出口煤進項稅轉出	**83,612,293**	50,310,010
運輸	**50,272,615**	52,902,170
取暖費	**31,511,928**	19,267,566
班中餐	**12,091,609**	9,341,190
其他	**280,345,325**	135,381,054
小計	**2,792,517,975**	2,595,294,912
維簡費	**106,464,036**	110,653,170
合計	**2,898,982,011**	2,705,948,082

38. 主營業務稅金及附加

	合併本期累計數 人民幣元	合併上年同期累計數 人民幣元
營業稅	**2,005,990**	2,916,375
城建稅	**46,627,104**	47,772,946
教育費附加	**26,662,824**	27,274,495
資源稅	**62,824,442**	47,070,193
	138,120,360	125,034,009

36. 主營業務收入－續

前五名客戶銷售收入總額 人民幣元	佔全部銷售收入比例 %
1,399,537,787	22

公司分別通過中國中煤能源集團有限公司、五礦貿易有限責任公司及山西煤炭進出口集團公司出口煤炭。公司目前尚無直接出口權，必須通過進出口公司進行出口銷售，並由公司分別與上述進出口公司共同決定出口銷售的最終客戶。因此上述前五名客戶銷售收入總額中未包括上述三家進出口公司的銷售額。

37. 主營業務成本

	合併本期累計數 人民幣元	合併上年同期累計數 人民幣元
煤炭產品銷售成本	**2,898,982,011**	2,705,948,082
鐵路運輸服務成本	**41,491,630**	52,319,818
	2,940,473,641	2,758,267,900

000144

35. 未分配利潤

	合併本期 人民幣元	合併上年 人民幣元
期／年初未分配利潤	**4,761,923,924**	3,722,812,692
加：本期/年淨利潤	**1,347,702,968**	2,495,481,451
減：提取公司法定盈餘公積(註1)	–	249,548,146
提取公司法定公益金(註2)	–	124,774,073
可供股東分配利潤	**6,109,626,892**	5,843,971,924
減：本期/年資產負債表日後決議分配的現金股利	–	1,082,048,000
期／年末未分配利潤	**6,109,626,892**	4,761,923,924

註1： 提取法定盈餘公積

根據公司法第177條及公司章程規定，法定盈餘公積金按淨利潤之10%提取。公司法定盈餘公積金累計額為公司註冊資本百分之五十以上的，可不再提取。

註2： 提取公司法定公益金

根據相關法規及公司章程規定，經公司董事會提議，本年度法定公益金按淨利潤之5%提取。根據財政部《關於<公司法>施行後有關企業財務處理問題的通知》，公司於2006年停止計提法定公益金。法定公益金的結餘轉作盈餘公積金管理使用。

36. 主營業務收入

合併數及公司數

	本期累計數 人民幣元	上年同期累計數 人民幣元
煤炭產品國內銷售收入	**4,739,805,484**	4,785,467,601
煤炭產品出口銷售收入	**1,672,245,859**	1,795,905,562
鐵路運輸服務收入	**74,100,899**	95,271,758
	6,486,152,242	6,676,644,921

33. 盈餘公積－續

2005年1月1日至2005年12月31日盈餘公積變動情況如下：

	合併		
	法定盈餘公積金 人民幣元	法定公益金 人民幣元	合計 人民幣元
年初餘額	769,592,892	384,875,592	1,154,468,484
本年增加數	249,548,146	124,774,073	374,322,219
年末餘額	1,019,141,038	509,649,665	1,528,790,703

法定盈餘公積金可用於彌補公司的虧損，擴大公司生產經營或轉為增加公司股本。法定公益金可用於公司職工的集體福利。根據財政部《關於<公司法>施行後有關企業財務處理問題的通知》，公司於2006年停止計提法定公益金。法定公益金的結餘轉作盈餘公積金管理使用。

34. 資產負債表日後決議分配的現金股利

	合併本期 人民幣元	合併上年 人民幣元
期／年初餘額	**1,082,048,000**	799,240,000
減：結轉應付股利的金額	**1,082,048,000**	799,240,000
加：上年度資產負債表日後決議分配的現金股利(註)	－	1,082,048,000
期／年末餘額	－	1,082,048,000

註： 根據規定，發行H股的公司在分紅派息時，以經審計的中國會計準則及按國際財務報告準則編製的財務報表中可供分配利潤孰低作為向股東分配的利潤。

根據公司2006年4月21日董事會提議，2005年度利潤分配預案為以2005年年末總股份4,918,400,000股(每股面值人民幣1元)計算，擬以每十股向全體股東派發年度現金股利人民幣1.5元和現金特別股利人民幣0.7元，合計每十股派發現金股利人民幣2.2元。上述股利分配方案已於2006年6月28日經股東周年大會批准。

32. 資本公積

2006年1月1日至2006年6月30日資本公積變動情況如下：

	合併		
	股本溢價 人民幣元	維簡費轉入(註) 人民幣元	合計 人民幣元
期初餘額	3,257,734,238	1,607,746,553	4,865,480,791
本期增加數	—	106,464,036	106,464,036
期末餘額	3,257,734,238	1,714,210,589	4,971,944,827

2005年1月1日至2005年12月31日資本公積變動情況如下：

	合併		
	股本溢價 (見附註31) 人民幣元	維簡費轉入(註) 人民幣元	合計 人民幣元
年初餘額	5,102,134,238	1,399,815,149	6,501,949,387
本年增加數	—	207,931,404	207,931,404
本年減少數	(1,844,400,000)	—	(1,844,400,000)
年末餘額	3,257,734,238	1,607,746,553	4,865,480,791

註： 維簡費用於煤炭生產設備支出和煤礦井巷建築設施更新支出，並在相關建築設施支出發生時，從其他流動負債相應結轉至資本公積。根據相關法規，該項資本公積只可用於煤礦未來開採業務發展。

33. 盈餘公積

2006年1月1日至2006年6月30日盈餘公積變動情況如下：

	合併		
	法定盈餘 公積金 人民幣元	法定公益金 人民幣元	合計 人民幣元
期初餘額	1,019,141,038	509,649,665	1,528,790,703
本期轉入(轉出)數	509,649,665	(509,649,665)	—
期末餘額	1,528,790,703	—	1,528,790,703

31. 股本

2006年1月1日至2006年6月30日股份變動情況如下：

	期初數(股)	本次變動 增減(股) 股權分置	期末數(股)
一、 未上市流通股份			
發起人股份	2,672,000,000	(2,672,000,000)	–
未上市流通股份合計	2,672,000,000	(2,672,000,000)	–
二、 有限售條件的流通股份			
發起人股份	–	2,600,000,000	**2,600,000,000**
有限售條件的流通股份合計	–	2,600,000,000	**2,600,000,000**
三、 已上市流通股份			
1. 人民幣普通股	288,000,000	72,000,000	**360,000,000**
2. 境外上市外資股	1,958,400,000	–	**1,958,400,000**
已上市流通股份合計	2,246,400,000	72,000,000	**2,318,400,000**
四、 股份總數	4,918,400,000	–	**4,918,400,000**

公司股權分置改革於2006年4月3日業已實施完畢。有限售條件股份的增加系股權分置方案實施後首個交易日，公司唯一非流通股股東兗礦集團所持有的非流通股股份即獲得上市流通權。對於該部分股份兗礦集團承諾在股權分置方案實施起的48個月內不上市交易。

2005年1月1日至2005年12月31日股份變動情況如下：

	期初數(股)	本次變動 增減(股) 資本公積轉增股本	期末數(股)
一、 未上市流通股份			
發起人股份	1,670,000,000	1,002,000,000	**2,672,000,000**
未上市流通股份合計	1,670,000,000	1,002,000,000	**2,672,000,000**
二、 已上市流通股份			
1. 人民幣普通股	180,000,000	108,000,000	**288,000,000**
2. 境外上市外資股	1,224,000,000	734,400,000	**1,958,400,000**
已上市流通股份合計	1,404,000,000	842,400,000	**2,246,400,000**
三、 股份總數	3,074,000,000	1,844,400,000	**4,918,400,000**

2005年8月4日，經股東大會批准，公司以2004年12月31日的總股份3,074,000,000股(每股面值人民幣1元)為基數，向全體股東按每10股轉增6股的比例以資本公積轉增股份1,844,400,000股。

上述投入的股本已經德勤華永會計師事務所有限公司(原名滬江德勤會計師事務所)德師報(驗)字第588號、德師報(驗)字98第439號、德師報(驗)字(01)第006號、德師報(驗)字(01)第040號和德師報(驗)字(04)第037號和德師報(驗)字(05)第0031號驗證。

上述股份每股面值為人民幣1元。

29. 長期借款－續

公司為支付收購鐵路運輸資產款項，於2002年1月4日，向中國銀行山東省分行、中國銀行濟寧分行及中國銀行鄒城支行一次性借款人民幣12億元，借款期限為96個月，前2年為寬限期。根據借款協議，利息應每季支付一次，本金分六次償還，每次償還人民幣2億元，即從2004年8月25日至2008年8月25日，於每年8月25日償還，最後一次於2010年1月4日償還。

於2003年6月，公司提前償還了長期借款人民幣6億元。根據借款協議，尚未償還的借款本金應分三次償還，即從2004年8月25日至2006年8月25日，於每年8月25日償還，每次償還人民幣2億元。

30. 長期應付款

	合併期末數 人民幣元	合併期初數 人民幣元
應付濟三礦採礦權價款(註1)	**66,239,560**	66,239,560
改革專項發展基金(註2)	**358,665,180**	269,945,150
安全生產費用(註3)	**233,413,694**	91,461,646
	658,318,434	427,646,356
減：一年內到期長期應付款	**246,661,494**	104,709,446
一年後到期長期應付款	**411,656,940**	322,936,910
	658,318,434	427,646,356

註1：該款項為應付兗礦集團濟三礦採礦權價款的剩餘款項，詳見附註50(四)(a)。

註2：根據山東省財政廳、山東省人民政府國有資產監督管理委員會和山東省煤炭工業局的聯合規定，自2004年7月1日起按開採原煤量每噸人民幣5元計提改革專項發展基金以用於礦井建設等相關的支出。

註3：根據國家的相關規定，自2004年5月1日起公司按開採原煤量每噸人民幣8元計提安全生產費用以用於煤礦安全生產直接相關的支出。公司預計在2006年末前會全額支用上述期末餘額。

26. 應交稅金

	合併期末數 人民幣元	合併期初數 人民幣元
所得稅	**528,657,421**	647,286,994
增值稅	**152,266,692**	126,084,888
城市維護建設稅	**10,449,117**	45,010,917
資源稅	**13,244,734**	40,456,209
其他	**9,225,343**	38,363,313
	713,843,307	897,202,321

27. 應付股利

	合併期末數 人民幣元	合併期初數 人民幣元
A股股東	**79,200,000**	–
H股股東	**430,848,000**	–
	510,048,000	–

28. 其他應付款

合併其他應付款餘額中欠持有公司5%(含5%)以上股份的股東款項情況見附註50四(d)。

29. 長期借款

借款單位	合併期末數 人民幣元	合併期初數 人民幣元	借款期限	年利率	借款條件
中國銀行	**200,000,000**	200,000,000	2002年1月4日至 2006年8月25日	5.76%	由兗礦集團進行擔保
減：一年內到期的長期借款	**200,000,000**	200,000,000			
一年後到期的長期借款	**–**	–			
	200,000,000	200,000,000			

20. 無形資產－續

南田煤礦採礦權系子公司澳思達從Southland Coal Pty Limited按市場價格購入。於2006年6月30日，澳思達擁有的澳大利亞南田煤礦處於前期礦井建設階段，尚未進行開採，故南田煤礦採礦權尚未開始攤銷。

21. 長期待攤費用

	合併		
	期初數 人民幣元	本期增加 人民幣元	**期末數 人民幣元**
菏澤能化開辦費	26,818,597	8,036,244	**34,854,841**
澳思達開辦費	121,801,480	177,739,455	**299,540,935**
	148,620,077	185,775,699	**334,395,776**

22. 應付票據

	合併期末數 人民幣元	合併期初數 人民幣元
商業承兑匯票	**99,353,231**	136,779,128

23. 應付賬款

合併應付賬款餘額中欠持有公司5%(含5%)以上股份的股東款項情況見附註50四(d)。

24. 預收賬款

合併預收賬款餘額中欠持有公司5%(含5%)以上股份的股東款項情況見附註50四(d)。

25. 應付工資

期末餘額均系按兗礦集團工效工資計算方式計提的尚未發放的工資。參見附註45(2)。

19. 在建工程

工程名稱	期初餘額 人民幣元	本期增加額 人民幣元	本期完工轉入固定資產 人民幣元	期末餘額 人民幣元	預算數 人民幣元	工程投入佔預算比例 %	資金來源
	合併						
待安裝設備	143,887,072	91,226,817	(3,377,417)	**231,736,472**	174,090,000	14	自籌資金
土建工程	453,552,788	216,392,152	(262,688)	**669,682,252**	2,366,880,000	28	自籌資金
其他	113,796,981	2,918,803	(112,581)	**116,603,203**	467,700,000	25	自籌資金
合計	711,236,841	310,537,772	(3,752,686)	**1,018,021,927**			

本期無資本化的借款費用。

20. 無形資產

種類	原始金額 人民幣元	期初餘額 人民幣元	本期增加額 人民幣元	本期攤銷額 人民幣元	累計攤銷額 人民幣元	折算匯率影響 人民幣元	期末餘額 人民幣元	剩餘攤銷期
	合併							
土地使用權	310,242,143	259,882,454	–	(3,111,979)	(53,471,668)	–	**256,770,475**	41年5個月
濟三礦土地使用權	88,928,996	80,036,096	–	(889,290)	(9,782,190)	–	**79,146,806**	44年6個月
濟三礦採礦權	132,478,800	99,359,006	–	(3,311,970)	(36,431,764)	–	**96,047,036**	14年6個月
運輸處土地使用權	259,378,500	238,628,220	–	(2,593,785)	(23,344,065)	–	**236,034,435**	45年6個月
商譽	120,000,000	83,350,000	–	(6,945,000)	(43,595,000)	–	**76,405,000**	5年6個月
南田煤礦採礦權	53,905,632	53,905,632	–	–	–	70,210	**53,975,842**	20年
	964,934,071	815,161,408	–	(16,852,024)	(166,624,687)	70,210	**798,379,594**	

公司原有的土地使用權由兗礦集團投入，濟三礦及鐵路運輸資產(「運輸處」)的土地使用權及濟三礦採礦權均為從兗礦集團按評估價購入。於2006年6月30日，公司尚未完成運輸處土地使用權的過戶變更手續。

其中，公司原有的土地使用權由中國地產咨詢評估中心[97]中地資[總]字第032號，採用成本逼近法和基準地價係數修正法進行評估；濟三礦的土地使用權由山東省地產估價事務所魯地價[2000]第7號，採用成本逼近法和基準地價係數修正法進行評估；濟三礦的採礦權由北京海地人資源諮詢有限責任公司海地人評報字[2000]第11號總第24號採用貼現現金流量法進行評估；運輸處的土地使用權由山東正源和信有限責任會計師事務所[2001]魯正會評報字第10041號採用重置成本法進行評估。

商譽為公司購買鐵路運輸資產所支付的價款高於其淨資產的部分。根據公司與兗礦集團簽訂的《鐵路資產收購協議》，當運輸處2002年運量達到2,500萬噸時，公司需另行支付人民幣4,000萬元收購費用；當運輸處2003年運量達到2,800萬噸時，公司需另行支付人民幣4,000萬元收購費用，當運輸處2004年運量達3,000萬噸時，公司需另行支付人民幣4,000萬元收購費用，公司已於2004年年末支付完所有應支付款項。

17. 固定資產及累計折舊

	合併							
	土地(註) 人民幣元	房屋建築物 人民幣元	礦井建築物 人民幣元	地面建築物 人民幣元	碼頭建築物 人民幣元	機器設備 人民幣元	運輸設備 人民幣元	合計 人民幣元
原值								
期初餘額	53,029,742	2,199,529,833	3,908,554,834	879,685,419	250,230,769	8,340,253,411	347,237,996	15,978,522,004
本期購置	–	551,114	–	–	–	36,686,973	399,300	37,637,387
折算匯率影響	69,069	8,693	–	–	–	242,257	688	320,707
本期在建工程轉入	–	1,186,518	–	–	118,120	2,448,048	–	3,752,686
本期減少額	–	–	–	–	–	(8,868,450)	(674,370)	(9,542,820)
期末餘額	53,098,811	2,201,276,158	3,908,554,834	879,685,419	250,348,889	8,370,762,239	346,963,614	16,010,689,964
累計折舊								
期初餘額	–	1,049,086,669	1,597,017,499	365,865,571	12,136,192	4,660,376,579	218,239,951	7,902,722,461
本期計提額	–	57,864,531	44,360,015	27,170,858	3,034,048	357,399,850	17,663,616	507,492,918
本期減少額	–	–	–	–	–	(5,096,673)	(312,914)	(5,409,587)
期末餘額	–	1,106,951,200	1,641,377,514	393,036,429	15,170,240	5,012,679,756	235,590,653	8,404,805,792
淨值								
期初餘額	53,029,742	1,150,443,164	2,311,537,335	513,819,848	238,094,577	3,679,876,832	128,998,045	8,075,799,543
期末餘額	53,098,811	1,094,324,958	2,267,177,320	486,648,990	235,178,649	3,358,082,483	111,372,961	7,605,884,172
其中：								
已提足折舊的固定資產賬面價值	–	–	–	–	–	57,725,642	–	57,725,642

註： 該項目為澳思達擁有澳大利亞南田煤礦的土地，澳思達擁有其所有權可永久使用。

18. 工程物資

類別	**合併期末數** **人民幣元**	合併期初數 人民幣元
工程用材料	**890,966,922**	194,334,918

15. 長期股權投資－續

(3) 對子公司投資的詳細情況如下：

被投資公司名稱	投資成本		損益調整				賬面價值	
	初始投資額	期初及期末餘額	期初餘額	本期權益增減額	本期分得的現金紅利	期末餘額	期初餘額	期末餘額
	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元
中兗貿易	2,709,903	2,709,903	1,440,086	227,771	298,582	**1,369,275**	4,149,989	**4,079,178**
兗煤航運	530,372	530,372	1,074,656	393,677	–	**1,468,333**	1,605,028	**1,998,705**
榆林能化	776,000,000	776,000,000	–	–	–	–	776,000,000	**776,000,000**
兗煤澳洲	191,285,954	191,285,954	(31,123,317)	(9,475,516)	–	**(40,598,833)**	160,162,637	**150,687,121**
菏澤能化	574,000,000	574,000,000	–	–	–	–	574,000,000	**574,000,000**
	1,544,526,229	1,544,526,229	(28,608,575)	(8,854,068)	298,582	**(37,761,225)**	1,515,917,654	**1,506,765,004**

16. 長期債權投資

公司數

	期末數 人民幣元	期初數 人民幣元
委託貸款(註)	**479,736,000**	162,200,000
一年以後到期的長期債權投資	**479,736,000**	162,200,000

註： 委託貸款的詳細情況如下：

受託人	借款人	投資成本 人民幣元	年利率	到期日	本期利息 人民幣元	累計應收或已收利息 人民幣元	減值準備 人民幣元	期末餘額 人民幣元
中國銀行股份有限公司濟寧分行	兗煤澳洲	479,736,000	美元12月 LIBOR+150BP	2007年11月7日	9,658,915	9,658,915	–	**479,736,000**

15. 長期股權投資

合併數

		期末數 人民幣元	期初數 人民幣元
其他股權投資	(1)	**62,180,693**	62,180,693
合併價差	(2)	**17,878,449**	18,936,910
		80,059,142	81,117,603
減：長期股權投資減值準備		**–**	–
長期股權投資淨值		**80,059,142**	81,117,603

公司數

		期末數 人民幣元	期初數 人民幣元
對子公司投資	(3)	**1,506,765,004**	1,515,917,654
其他股權投資	(1)	**62,180,693**	62,180,693
長期股權投資差額	(2)	**17,878,449**	18,936,910
		1,586,824,146	1,597,035,257
減：長期股權投資減值準備		**–**	–
長期股權投資淨值		**1,586,824,146**	1,597,035,257

(1) 其他股權投資

被投資公司名稱	投資期限	佔被投資單位註冊資本比例	期末及期初數 人民幣元
江蘇連雲港港口股份有限公司	無期限	1%	1,760,419
上海申能股份有限公司	無期限	0.83%	60,420,274
			62,180,693

(2) 長期股權投資差額/合併價差

被投資公司名稱	初始金額 人民幣元	攤銷期限	期初餘額 人民幣元	本期攤銷額 人民幣元	期末餘額 人民幣元	形成原因
兗煤航運	11,161,512	10年	8,929,210	(558,076)	**8,371,134**	購買子公司
荷澤能化	10,007,700	10年	10,007,700	(500,385)	**9,507,315**	購買子公司
	21,169,212		18,936,910	(1,058,461)	**17,878,449**	

12. 存貨及存貨跌價準備

	合併期末數 金額 人民幣元	合併期末數 跌價準備 人民幣元	合併期末數 賬面價值 人民幣元	合併期初數 金額 人民幣元	合併期初數 跌價準備 人民幣元	合併期初數 賬面價值 人民幣元
原材料	**242,905,589**	**–**	**242,905,589**	256,755,014	–	256,755,014
產成品	**269,918,996**	**–**	**269,918,996**	213,746,115	–	213,746,115
	512,824,585	**–**	**512,824,585**	470,501,129	–	470,501,129

13. 待攤費用

	合併期末數 人民幣元	合併期初數 人民幣元
港口運費	**34,694,742**	62,444,803

系公司已支付的目前堆放於港口且尚未銷售的煤炭從礦區至港口之間的運輸費用。

14. 其他流動資產

種類	合併 期初餘額 人民幣元	合併 本期計提額 人民幣元	合併 本期支付額 人民幣元	合併 期末餘額 人民幣元
預付土地塌陷、復原、重整及環保費	157,511,340	(212,928,072)	461,359,049	405,942,317

公司採礦會引起地下採礦場上土地的塌陷。通常情況，公司可於開採地下礦場前將居住於礦上土地的居民遷離該處，並於開採地下礦場後就土地塌陷造成的損失向居民作出賠償。

預提土地塌陷、復原、重整及環保費由管理層按歷史經驗對未來可能產生的費用作出其最佳的估計並以採煤量的一定比例作出預提。然而，鑒於現在的開採活動對土地及地面的影響在將來才能顯現出來，相關費用的估計將可能在以後期間予以調整。

10. 壞賬準備

合併及公司數	期初數 人民幣元	本期轉銷數 人民幣元	期末數 人民幣元
壞賬準備：			
應收賬款	126,700,309	(70,179,928)	**56,520,381**
其他應收款	35,716,276	—	**35,716,276**
合計	162,416,585	(70,179,928)	**92,236,657**

11. 預付賬款

預付賬款賬齡分析如下：

賬齡	合併期末數		合併期初數	
	人民幣元	%	人民幣元	%
1年以內	**76,714,815**	**61**	46,029,271	62
1至2年	**40,590,442**	**32**	24,864,123	34
2至3年	**8,038,089**	**7**	2,811,569	4
合計	**125,343,346**	**100**	73,704,963	100

賬齡超過2年的預付賬款餘額主要是當時為購置備件及材料的預付款項，由於與供應商就產品質量或結算價格存在分歧，故仍未與之結清餘款，亦未將預付賬款與相應應付款項沖銷。

合併期末數中欠款金額前五名情況如下：

前五名欠款總額 人民幣元	佔預付賬款總額比例 %
58,533,572	47

合併預付賬款餘額中持有公司5%(含5%)以上股份的股東欠款情況見附註50四(d)。

9. 其他應收款

其他應收款賬齡分析如下：

	合併期末數				合併期初數			
	金額	比例(%)	壞賬準備	賬面價值	金額	比例(%)	壞賬準備	賬面價值
	人民幣元		人民幣元	人民幣元	人民幣元		人民幣元	人民幣元
1年以內	212,234,713	78	10,493,033	201,741,680	143,236,071	80	14,317,977	128,918,094
1至2年	34,905,423	12	1,803,098	33,102,325	11,086,622	6	1,612,650	9,473,972
2至3年	8,096,749	3	5,650,254	2,446,495	6,818,719	4	2,055,759	4,762,960
3年以上	17,769,891	7	17,769,891	–	18,103,460	10	17,729,890	373,570
合計	273,006,776	100	35,716,276	237,290,500	179,244,872	100	35,716,276	143,528,596

	公司期末數				公司期初數			
	金額	比例(%)	壞賬準備	賬面價值	金額	比例(%)	壞賬準備	賬面價值
	人民幣元		人民幣元	人民幣元	人民幣元		人民幣元	人民幣元
1年以內	592,268,865	75	10,493,033	581,775,832	399,466,828	92	14,317,977	385,148,851
1至2年	168,477,370	22	1,803,098	166,674,272	9,978,462	2	1,612,650	8,365,812
2至3年	8,001,749	1	5,650,254	2,351,495	6,718,718	2	2,055,759	4,662,959
3年以上	17,769,891	2	17,769,891	–	17,729,890	4	17,729,890	–
合計	786,517,875	100	35,716,276	750,801,599	433,893,898	100	35,716,276	398,177,622

合併期末數中欠款金額前五名情況如下：

前五名欠款總額 人民幣元	佔其他應收款總額比例 %
102,648,888	38

公司期末數中欠款金額前五名情況如下：

前五名欠款總額 人民幣元	佔其他應收款總額比例 %
693,334,227	88

合併其他應收款餘額中持有公司5%(含5%)以上股份的股東欠款情況見附註50四(d)。

7. 應收票據

	合併期末數 人民幣元	合併期初數 人民幣元
銀行承兑匯票	**2,534,524,775**	2,100,443,880

應收票據餘額中持有公司5%(含5%)以上股份的股東欠款情況見附註50四(d)。

8. 應收賬款

應收賬款賬齡分析如下：

合併及公司數

	期末數				期初數			
	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元
1年以內	**280,641,873**	**89**	**24,729,999**	**255,911,874**	161,151,370	62	26,361,799	134,789,571
1至2年	**5,919,006**	**2**	**1,775,702**	**4,143,304**	18,771	–	5,631	13,140
2至3年	**18,104**	**–**	**9,052**	**9,052**	–	–	–	–
3年以上	**30,005,628**	**9**	**30,005,628**	**–**	100,332,879	38	100,332,879	–
合計	**316,584,611**	**100**	**56,520,381**	**260,064,230**	261,503,020	100	126,700,309	134,802,711

合併及公司期末數中欠款金額前五名情況如下：

前五名欠款總額 人民幣元	**佔應收賬款總額比例** %
234,579,363	74

合併及公司應收賬款餘額中持有公司5%(含5%)以上股份的股東欠款情況見附註50四(d)。

5. 貨幣資金

	合併期末數			合併期初數		
	外幣金額	折算率	人民幣元	外幣金額	折算率	人民幣元
現金						
人民幣	–	–	**443,372**	–	–	401,959
銀行存款						
人民幣	–	–	**4,415,524,274**	–	–	4,515,589,010
美元	**111,962,125**	**7.9956**	**895,204,367**	174,405,972	8.0702	1,407,491,075
歐元	**10,514,882**	**10.1313**	**106,529,424**	28,402,611	9.5797	272,088,493
澳元	**30,700,919**	**5.9196**	**181,737,160**	15,058,553	5.9119	89,024,659
港幣	**948,726,958**	**1.0294**	**976,619,531**	950,110,315	1.0403	988,399,761
英鎊	**336,518**	**12.6332**	**4,251,299**	195,985	13.9122	2,726,583
其他貨幣資金						
人民幣	–	–	**1,387,940**	–	–	3,250,845
			6,581,697,367			7,278,972,385

6. 短期投資

	合併期末數			合併期初數		
	投資金額 人民幣元	跌價準備 人民幣元	賬面價值 人民幣元	投資金額 人民幣元	跌價準備 人民幣元	賬面價值 人民幣元
委託貸款						
山東信佳實業有限公司(「山東信佳」)	**640,000,000**	–	**640,000,000**	640,000,000	–	640,000,000

系公司委託中國銀行濟寧分行向山東信佳提供的人民幣640,000,000元的貸款，貸款年利率為7%，貸款期限一個月，聯大集團有限公司(「聯大集團」)以其持有的華夏銀行1.7億股法人股及其在西安國際高爾夫俱樂部有限公司的66.7%的股權為山東信佳借款提供質押。

上述委託貸款已於2005年1月19日到期。山東信佳未能償還公司本金及利息。由於聯大集團對該項委託貸款本息承擔連帶責任，山東省高級人民法院於2005年3月28日依法拍賣已凍結的聯大集團所持有的華夏銀行2.89億股股權。2005年9月6日，上述股權被依法成功拍賣。在拍賣成交之後，競買人開始向中國銀行業監督管理委員會申請辦理其投資國內商業銀行的資格審查手續。至會計報表簽署日，該手續尚未辦理完畢。山東省高級人民法院分別於2005年12月22日及2006年6月18日兩次辦理了上述股權的續凍手續。鑒於目前的情況，公司認為能夠收回所有貸款本金、利息及罰息。故本期間公司未對該項逾期的委託貸款計提減值準備。

4. 本年度合併會計報表範圍及控股子公司情況

公司擁有所有子公司的基本情況如下：

子公司名稱	註冊地點	註冊資本	公司持有比例		主營業務	經濟性質或類型	是否合併
			直接	間接			
青島保稅區中兗貿易有限公司（「中兗貿易」）	山東青島	人民幣210萬元	52.38%	–	保稅區內：國際貿易、加工整理商品展示、區內企業之間貿易（國家規定專項審批的項目除外）、倉儲	有限公司	是
山東兗煤航運有限公司（「兗煤航運」）	山東濟寧	人民幣550萬元	92%	–	魯、蘇、皖、浙、滬內河及長江中下游各港間貨物運輸；煤炭等銷售	有限公司	是
兗州煤業榆林能化有限公司（「榆林能化」）	陝西榆林	人民幣80,000萬元	97%	–	60萬噸甲醇、20萬噸醋酸及其配套煤礦、電力工程項目籌建	有限公司	是
兗州煤業澳大利亞有限公司（「兗煤澳洲」）	澳大利亞	澳元3,000萬元	100%	–	投資控股公司	有限公司	是
澳思達煤礦有限公司（「澳思達」）	澳大利亞	澳元3,000萬元	–	100%	煤炭開採及銷售	有限公司	是
兗煤荷澤能化有限公司（「荷澤能化」）	山東菏澤	人民幣60,000萬元	95.67%	–	第三工業及巨野煤田開發籌建的前期準備工作	有限公司	是

3. 稅項

增值稅

應納增值稅為銷項稅額減可抵扣進項稅後的餘額，銷項稅額按根據相關稅收規定計算的煤炭產品銷售收入的13%和其他銷售收入的17%計算。

根據財政部、國家稅務總局財稅[2005]75號文《關於調整部分產品出口退稅率的通知》，從2005年5月1日起，公司所有出口煤種的相關退稅率從11%降低為8%。

營業稅

營業稅中除煤炭運輸服務收入的營業稅按3%的稅率繳納外，其餘應稅收入的營業稅均按5%的稅率繳納。

資源稅

從2005年5月1日起，根據財政部、國家稅務總局財稅[2005]86號文《財政部、國家稅務總局關於調整山東省煤炭資源稅稅項標準的通知》，山東省煤炭資源稅適用稅額從每噸人民幣2.4元提高到每噸人民幣3.6元。公司按實際銷售的原煤噸數及洗煤產品領用原煤噸數之和乘以適用稅率交納資源稅。

城市維護建設稅和教育費附加

雖然公司已變更為中外合資股份有限公司，但是根據國家稅務總局發佈的《國家稅務總局關於兗州煤業股份有限公司使用稅收法律文件的批復》(國稅函[2001]673號)，公司繼續依照適用於內資企業的稅收法規繳納各項稅收。故公司仍按應納增值稅額及營業稅額合計數的7%和3%分別繳納城市維護建設稅和教育費附加。

根據山東省地稅局魯地稅發(2002)108號文《關於出口企業實行免抵退稅辦法後徵收城市維護建設稅和教育費附加有關問題的通知》，公司申報的免、抵稅額亦應作為計繳城市維護建設稅和教育費附加的依據。

所得稅

公司及所有註冊於中國境內的子公司按33%繳納國家所得稅及地方所得稅。

境外子公司兗州煤業澳大利亞有限公司和澳思達煤礦有限公司按30%繳納所得稅。

2. 重要會計政策和會計估計 － 續

合併會計報表的編製方法

1、 合併範圍確定原則

合併會計報表合併了資產負債表日止公司及其所有子公司的年度會計報表。子公司是指公司通過直接或間接或直接加間接擁有其50%以上權益性資本的被投資企業；或是公司通過其他方法對其經營活動能夠實施控制的被投資企業。

2、 合併所採用的會計方法

子公司採用的主要會計政策按照公司統一規定的會計政策釐定。

公司將購買股權所有權相關的風險和報酬實質上發生轉移的時間確認為購買日。子公司在購買日後的經營成果及現金流量已適當地包括在合併利潤表及合併現金流量表中。

公司與子公司及子公司相互之間的所有重大賬目及交易已於合併時抵銷。

少數股東所佔的權益和損益，作為單獨項目列示於合併會計報表內。

3、 外幣會計報表折算

合併過程中，外幣會計報表採用下列辦法換算成人民幣會計報表：

所有資產、負債類項目按資產負債表日的市場匯率折算；除「未分配利潤」項目外的所有者權益按發生時的市場匯率折算；利潤表所有項目及反映利潤分配發生額的項目按合併會計報表的會計期間的平均匯率折算；年初未分配利潤為上一年折算後的年末未分配利潤；年末未分配利潤按折算後的利潤分配各項目計算列示；折算後資產類項目與負債類項目和所有者權益類項目合計數的差額，作為「外幣報表折算差額」在資產負債表中單獨列示。

現金流量按平均匯率折算為人民幣。匯率變動對現金的影響，作為調節項目，在現金流量表中以「匯率變動對現金及現金等價物的影響」單獨列示。

期初數和上年實際數按照上年報表折算後的數額列示。

2. 重要會計政策和會計估計 － 續

安全生產費用

根據財政部、國家發展和改革委員會和國家煤礦安全監察局財建[2004]119號文件《關於印發〈煤炭生產安全費用提取和使用管理辦法〉和〈關於規範煤礦維簡費用管理問題的若干規定〉的通知》的規定，公司從2004年5月1日起按開採原煤量每噸人民幣8元計提安全生產費用計入生產成本和長期負債，用於煤炭生產設備和煤礦井巷建築設施安全支出。在相關費用實際發生時，直接沖減長期應付款；對於形成固定資產的，應按實際成本結轉累計折舊及長期應付款，該項固定資產在以後使用期間不再計提折舊。

改革專項發展基金

根據山東省財政廳、山東省人民政府國有資產監督管理委員會和山東省煤炭工業局魯財企[2004]28號文件《關於省屬重點煤炭企業建立改革發展專項資金的通知》規定，公司從2004年7月1日起按開採原煤量每噸人民幣5元計提改革專項發展基金，以用於新礦井建設等相關支出。

收入確認

商品銷售收入

在公司已將商品所有權上的重要風險和報酬轉移給買方，並不再對該商品實施繼續管理權和實際控制權，與交易相關的經濟利益能夠流入公司，相關的收入和成本能夠可靠地計量時，確認營業收入的實現。

提供勞務收入

如提供的勞務在同一年度內開始並完成的，在完成勞務時，確認勞務收入的實現；如勞務的開始和完成分屬不同的會計年度，在提供勞務交易的結果能夠可靠估計的情況下，在資產負債表日按照完工百分比法確認相關勞務收入。如果提供勞務的交易結果不能夠可靠估計，則按已經發生並預計能夠補償的勞務成本金額確認收入，並將已發生的勞務成本作為當期費用。已經發生的勞務成本如預計不能得到補償的則不確認收入。

利息收入

按讓渡現金使用權的時間和適用利率計算確認。

所得稅

所得稅按應付稅款法核算。計算所得稅費用所依據的應納稅所得額系根據有關稅法規定對本年度稅前會計利潤作相應調整後計算得出。

2. 重要會計政策和會計估計 － 續

無形資產減值準備

期末，公司按無形資產的減值跡象判斷是否應當計提減值準備，當無形資產可收回金額低於賬面價值時，則按其差額提取無形資產減值準備。

長期待攤費用

籌建期間發生的費用，除用於購建固定資產以外，於公司開始生產經營當月起一次計入當期損益。

預計負債

當與或有事項相關的義務同時符合以下條件，公司將其確認為預計負債：

(一) 該義務是公司承擔的現時義務；

(二) 該義務的履行很可能導致經濟利益流出公司；

(三) 該義務的金額能夠可靠地計量。

如果確認的負債所需支出全部或部分預期由第三方或其他方補償，且補償金額基本確定能收到時，才作為資產單獨確認，且確認的補償金額不能超過所確認負債的賬面價值。

借款費用

借款費用包括因借款而發生的利息、折價或溢價的攤銷和輔助費用，以及因外幣借款而發生的匯兑差額。購建固定資產的專門借款發生的借款費用，在該資產達到預定可使用狀態前，按借款費用資本化金額的確定原則予以資本化，計入該項資產的成本。其他的借款費用，均於發生當期確認為財務費用。

維持簡單再生產費用

根據現行國家規定，公司按開採原煤量每噸人民幣6元計提維持簡單再生產費用(「維簡費」)計入生產成本和其他流動負債，用於煤炭生產設備支出和煤礦井巷建築設施更新支出，並在相關支出發生時，將維簡費從其他流動負債相應結轉至資本公積。根據相關法規，該項資本公積只可用於煤礦未來開採發展業務。

2. 重要會計政策和會計估計 — 續

固定資產及折舊 — 續

註： 除子公司山東兗煤航運有限公司船舶的折舊年限為18年外，其餘運輸設備的折舊年限均為6至9年。

礦井建築物按產量法計提折舊，即按其設計的生產量估計每噸原煤產量應計提人民幣2.5元折舊。

土地類固定資產僅指子公司澳思達煤礦有限公司擁有的澳大利亞南田煤礦的土地，由於擁有永久所有權，所以不計提折舊。

與固定資產有關的後續支出，在使該固定資產可能流入公司的經濟利益超過了原先的估計時，計入固定資產賬面價值，其增計後的金額不超過該固定資產的可收回金額。

固定資產減值準備

期末，公司按固定資產的減值跡象判斷是否應當計提減值準備，當固定資產可收回金額低於賬面價值時，則按其差額計提固定資產減值準備。

在建工程

在建工程按實際工程支出確定，包括在建期間發生的各項工程支出、工程達到預定可使用狀態前的資本化的專門借款的借款費用以及其他相關費用等。在建工程在達到預定可使用狀態後結轉為固定資產。

期末，公司按在建工程的減值跡象判斷是否應當計提減值準備，當在建工程可收回金額低於賬面價值時，則按其差額計提減值準備。

無形資產

無形資產按取得時實際支付的價款或重組時評估值入賬。

土地使用權從取得土地使用權證起，按其可使用年限50年平均攤銷。

採礦權從取得權益之日起，按其估計可使用年限平均攤銷。可使用年限是根據其已探明及推定總儲量估計得出。

商譽指整體收購業務時，收購價與被收購單位淨資產的差額。

商譽自首次確認之日起，按10年攤銷，以後年度新增的同類商譽，在剩餘年限內攤銷。

2. 重要會計政策和會計估計 – 續

長期投資 – 續

(1) 長期股權投資核算方法 – 續

採用權益法核算時，當期投資損益為按應享有或應分擔的被投資單位當年實現的淨利潤或發生的淨虧損的份額。在確認應分擔的被投資單位發生的淨虧損時，以投資賬面價值減記至零為限；如果被投資單位以後各期實現淨利潤，在收益分享額超過未確認的虧損分擔額以後，按超過未確認的虧損分擔額的金額，恢復投資的賬面價值。

長期股權投資採用權益法核算時，初始投資成本大於應享有被投資單位所有者權益份額的差額作為股權投資借方差額核算，並按一定期限平均攤銷計入損益。合同規定了投資期限的，按投資期限攤銷；合同沒有規定投資期限的，按不超過10年的期限攤銷。初始投資成本低於應享有被投資單位所有者權益份額的差額，在財會[2003]10號文發佈之前產生的，作為股權投資貸方差額核算，並按一定期限平均攤銷計入損益。合同規定了投資期限的，按投資期限攤銷。合同沒有規定投資期限的，按不低於10年的期限攤銷。在財會[2003]10號文發佈之後產生的，計入資本公積。

(2) 長期投資減值準備

期末，公司按長期投資的減值跡象判斷是否應當計提減值準備，當長期投資可收回金額低於賬面價值時，則按其差額計提長期投資減值準備。

固定資產及折舊

固定資產以取得時的實際成本或重組時評估值入賬，除土地類固定資產不計提折舊，礦井建築物採用產量法計提折舊外，其他固定資產均從其達到預定可使用狀態的次月起採用直線法提取折舊。各類固定資產的估計殘值率、折舊年限和年折舊率如下：

類別	估計殘值率	折舊年限	年折舊率
房屋建築物	3%	15至30年	3.23-6.47%
地面建築物	3%	15至25年	3.88-6.47%
碼頭建築物	3%	40年	2.43%
機器設備	3%	5至15年	6.47-19.40%
運輸設備(註)	3%	6至18年	5.39-16.17%

2. 重要會計政策和會計估計 – 續

短期投資

短期投資在取得時按初始投資成本計價。初始投資成本，是指取得投資時實際支付的全部價款，包括稅金、手續費等相關費用。但實際支付的價款中包含的已宣告而尚未領取的現金股利，或已到付息期而尚未領取的債券利息，作為應收項目單獨核算。

短期投資的現金股利或利息於實際收到時，沖減投資的賬面價值，但收到的已記入應收項目的現金股利或利息除外。

短期投資期末以成本與市價孰低計量。短期投資跌價準備按單項投資的成本高於其市價的差額計提。

處置短期投資時，按賬面價值與實際取得價款的差額確認當期投資損益。

委託貸款

公司按規定委託金融機構向其他單位貸出的款項，以實際委託的貸款金額入賬，其中一年內到期的本金和應收利息在「短期投資」項目中列示；超過一年到期的則在「長期債權投資」項目中列示。

委託貸款按期根據委託貸款協議規定的利率計提應收利息，計入損益；按期計提的利息到付息期不能收回的，停止計提利息，並沖回原已計提的利息。期末按委託貸款本金與可收回金額孰低計量，對可收回金額低於委託貸款本金的差額，計提減值準備。

可收回金額的確定

可收回金額是指資產的銷售淨價與預期從該資產的持續使用和使用壽命結束時的處置中形成的預計未來現金流量的現值兩者之中的較高者。

長期投資

(1) 長期股權投資核算方法

長期股權投資在取得時按初始投資成本計價。

公司對被投資單位無控制、無共同控制且無重大影響的，長期股權投資採用成本法核算；公司對被投資單位具有控制、共同控制或重大影響的，長期股權投資採用權益法核算。

採用成本法核算時，當期投資收益僅限於所獲得的被投資單位在接受投資後產生的累積淨利潤的分配額，所獲得的被投資單位宣告分派的利潤或現金股利超過上述數額的部分，作為初始投資成本的收回，沖減投資的賬面價值。

2. 重要會計政策和會計估計 － 續

現金等價物

現金等價物是指企業持有的期限短、流動性強、易於轉換為已知金額現金、價值變動風險很小的投資。

壞賬核算

(1) *壞賬確認的標準*

因債務人破產，依照法律程序清償後，確定無法收回的應收款項；因債務人死亡，既無遺產可供清償，又無義務承擔人，確定無法收回的應收款項；因債務人逾期未履行償債義務，並且具有確鑿證據表明無法收回或收回的可能性不大的應收款項。

(2) *壞賬損失的核算方法*

採用備抵法，按年末應收款項餘額之可收回性計提。公司根據以往的經驗、債務單位的實際財務狀況和現金流量情況以及其他相關信息，先對可收回性與其他款項存在明顯差別的應收款項採用個別認定法計提壞賬準備，然後再對其餘應收款項按賬齡分析法計提一般壞賬準備。一般壞賬準備的計提比例如下：

賬齡	**計提比例**
	%
1年以內(含1年)	4
1至2年	30
2至3年	50
3年以上	100

存貨

存貨按取得時的實際成本計價，實際成本包括採購成本、加工成本和其他使存貨達到目前場所和使用狀態所發生的支出。存貨主要分為原材料和產成品等。

存貨發出時，按照實際成本進行核算，其中原材料按移動加權平均法確定其實際成本，產成品按加權平均法確定其實際成本。

本公司的存貨盤存制度為永續盤存制。

存貨跌價準備

期末存貨按照成本與可變現淨值孰低計量。當其可變現淨值低於成本時，提取存貨跌價準備。存貨跌價準備按單個存貨項目的成本高於其可變現淨值的差額提取。

可變現淨值是指在正常生產經營過程中，以存貨的估計售價減去至完工估計將要發生的成本、估計的銷售費用以及相關稅金後的金額。

會計報表附註

2006年1月1日至6月30日止期間

1. 概況

兗州煤業股份有限公司(「公司」)為一家在中華人民共和國(「中國」)成立的中外合資股份有限公司，系由兗礦集團有限公司(「兗礦集團」)發起重組而成。公司成立於1997年9月25日，並於1997年10月1日正式開始運作。公司發行的A股、H股及美國存託股分別在中國上海、香港及美國紐約上市。公司主要從事煤炭採選、銷售及煤炭運輸服務。

公司由中國證券監督管理委員會確定為第十九批股權分置改革試點公司。經山東省人民政府國有資產監督管理委員會魯國資產權函[2006]32號文批准及公司股東會議審議通過，公司股權分置方案為：非流通股股東向在股權分置改革方案實施的股權登記日(2006年3月30日)登記在冊的A股流通股股東每10股流通股支付2.5股股票。方案實施後，公司總股本保持不變，公司的資產、負債、股東權益、每股收益等財務指標均保持不變，兗礦集團所持公司非流通股份在48個月內不上市交易。該方案已於2006年3月21日獲得中國商務部的批准，並於2006年4月3日實施完畢。股權分置改革後公司的股本詳見附註31。

2. 重要會計政策和會計估計

會計制度及準則

公司執行企業會計準則和《企業會計制度》及其補充規定。

記賬基礎和計價原則

公司採用權責發生制為記賬基礎。資產在取得時以歷史成本入賬，如果以後發生減值，則按照相關規定計提相應的減值準備。

會計年度

會計年度為公曆年度，即每年1月1日起至12月31日止。

本報表會計期間為2006年1月1日至2006年6月30日止。

記賬本位幣

公司採用人民幣為記賬本位幣。

外幣業務折算

發生外幣(指記賬本位幣以外的貨幣)業務時，外幣金額按業務發生當時的市場匯價中間價(以下簡稱「市場匯價」)折算為人民幣入賬。外幣賬戶的年末外幣餘額按年末市場匯價折算為人民幣。除與購建固定資產有關的外幣專門借款產生的匯兑損益，在固定資產達到預定可使用狀態前計入資產成本，及屬於籌建期間計入長期待攤費用外，其餘外幣匯兑損益計入當期的財務費用。

補充資料

	附註	合併 本期累計數 (未經審計) 人民幣元	合併 上期累計數 (未經審計) 人民幣元	公司 本期累計數 (未經審計) 人民幣元	公司 上期累計數 (未經審計) 人民幣元
將淨利潤調節為經營活動的現金流量					
淨利潤		**1,347,702,968**	1,656,623,093	**1,347,702,968**	1,656,623,093
加:少數股東損益		**241,305**	288,539	**–**	–
固定資產折舊		**507,492,918**	480,287,180	**494,971,057**	479,488,064
維簡費的計提		**106,464,036**	110,653,170	**106,464,036**	110,653,170
安全生產費的計提		**141,952,048**	147,537,560	**141,952,048**	147,537,560
改革專項發展基金的計提		**88,720,030**	92,210,975	**88,720,030**	92,210,975
無形資產攤銷		**16,852,024**	16,307,020	**16,852,024**	16,307,020
待攤費用的減少(減:增加)		**27,750,061**	(21,177,412)	**28,036,877**	(20,845,572)
長期待攤費用減少(減:增加)		**(185,775,699)**	–	**–**	–
處置固定資產、無形資產和其他長期資產的損失(減:收益)		**(249,263)**	692,866	**(249,263)**	528,354
財務費用		**6,188,000**	12,320,000	**6,188,000**	12,320,000
投資損失(減:收益)		**1,058,461**	(2,818,654)	**253,614**	7,775,735
存貨的減少(減:增加)		**(42,323,456)**	(112,034,422)	**(41,439,401)**	(117,180,297)
經營性應收項目的減少(減:增加)		**(968,064,477)**	57,851,947	**(1,218,949,603)**	(100,215,408)
經營性應付項目的增加(減:減少)		**(657,625,151)**	246,456,868	**(689,581,075)**	(331,711,852)
經營活動產生的現金流量淨額		**390,383,805**	2,685,198,730	**280,921,312**	1,953,490,842
現金及現金等價物淨增加(減少)情況					
現金及現金等價物的期末餘額	48	**6,532,059,913**	7,421,662,709	**6,043,266,234**	6,597,571,773
減:現金及現金等價物的期初餘額		**7,242,421,596**	5,216,737,490	**6,297,641,649**	4,978,639,784
現金及現金等價物淨增加(減少)額		**(710,361,683)**	2,204,925,219	**(254,375,415)**	1,618,931,989

附註為會計報表的組成部分。

現金流量表

2006年1月1日至6月30日止期間

	附註	合併 本期累計數 (未經審計) 人民幣元	合併 上期累計數 (未經審計) 人民幣元	公司 本期累計數 (未經審計) 人民幣元	公司 上期累計數 (未經審計) 人民幣元
經營活動產生的現金流量					
銷售商品、提供勞務收到的現金		**7,031,662,818**	7,449,828,676	7,031,197,296	7,466,990,532
收到的其他與經營活動有關的現金	46	**142,179,712**	535,409,548	140,400,103	170,411,032
現金流入小計		**7,173,842,530**	7,985,238,224	7,171,597,399	7,637,401,564
購買商品、接受勞務支付的現金		**2,540,971,941**	2,481,236,525	2,541,579,149	2,479,041,117
支付給職工以及為職工支付的現金		**1,067,737,643**	763,767,925	1,033,273,832	697,097,367
支付的各項税費		**1,588,484,781**	1,250,507,252	1,585,240,853	1,249,407,949
支付的其他與經營活動有關的現金	47	**1,586,264,360**	804,527,792	1,730,582,253	1,258,364,289
現金流出小計		**6,783,458,725**	5,300,039,494	6,890,676,087	5,683,910,722
經營活動產生的現金流量淨額		**390,383,805**	2,685,198,730	280,921,312	1,953,490,842
投資活動產生的現金流量					
取得投資收益所收到的現金		**–**	3,376,730	–	3,727,186
處置固定資產、無形資產和其他長期資產所收回的現金淨額		**4,382,496**	2,280,519	4,377,463	2,280,521
現金流入小計		**4,382,496**	5,657,249	4,377,463	6,007,707
購建固定資產、無形資產和其他長期資產所支付的現金		**1,085,581,870**	231,068,000	211,886,190	86,556,913
投資所支付的現金		**–**	–	321,600,000	–
銀行保證金的增加	48	**13,086,665**	242,306,033	–	241,689,647
現金流出小計		**1,098,668,535**	473,374,033	533,486,190	328,246,560
投資活動產生的現金流量淨額		**(1,094,286,039)**	(467,716,784)	(529,108,727)	(322,238,853)
籌資活動產生的現金流量					
分配股利、利潤和償付利息所支付的現金		**6,459,449**	12,556,727	6,188,000	12,320,000
其中:子公司支付少數股東股利的現金		**271,449**	236,727	–	–
現金流出小計		**6,459,449**	12,556,727	6,188,000	12,320,000
籌資活動產生的現金流量淨額		**(6,459,449)**	(12,556,727)	(6,188,000)	(12,320,000)
匯率變動對現金及現金等價物的影響額		**–**	–	–	–
現金及現金等價物淨增加(減少)額		**(710,361,683)**	2,204,925,219	(254,375,415)	1,618,931,989

000172

利潤及利潤分配表

2006年1月1日至6月30日止期間

項目	附註	合併 本期累計數 (未經審計) 人民幣元	合併 上期累計數 (未經審計) 人民幣元	公司 本期累計數 (未經審計) 人民幣元	公司 上期累計數 (未經審計) 人民幣元
主營業務收入	36	**6,486,152,242**	6,676,644,921	**6,486,152,242**	6,676,644,921
減：主營業務成本	37	**2,940,473,641**	2,758,267,900	**2,941,998,508**	2,759,543,817
主營業務税金及附加	38	**138,120,360**	125,034,009	**138,120,360**	125,034,009
主營業務利潤		**3,407,558,241**	3,793,343,012	**3,406,033,374**	3,792,067,095
加：其他業務利潤	39	**41,283,862**	23,891,613	**36,415,895**	23,530,900
減：營業費用	40	**519,847,693**	538,394,458	**521,726,223**	540,467,066
管理費用		**919,559,240**	805,420,279	**906,498,163**	794,341,205
財務費用	41	**(22,588,101)**	(4,424,385)	**(16,540,560)**	(7,015,528)
營業利潤		**2,032,023,271**	2,477,844,273	**2,030,765,443**	2,487,805,252
加：投資收益	42	**(1,058,461)**	2,818,654	**(253,614)**	(7,775,735)
營業外收入	43	**4,625,033**	277,296	**4,622,533**	257,296
減：營業外支出	44	**2,584,664**	2,076,971	**2,584,664**	1,904,251
利潤總額		**2,033,005,179**	2,478,863,252	**2,032,549,698**	2,478,382,562
減：所得税	45	**685,060,906**	821,951,620	**684,846,730**	821,759,469
少數股東損益		**241,305**	288,539	**—**	—
淨利潤		**1,347,702,968**	1,656,623,093	**1,347,702,968**	1,656,623,093
加：期初未分配利潤	35	**4,761,923,924**	3,722,812,692	**4,762,240,508**	3,723,129,276
可供分配的利潤		**6,109,626,892**	5,379,435,785	**6,109,943,476**	5,379,752,369
減：提取法定盈餘公積	35	**—**	—	**—**	—
可供股東分配的利潤		**6,109,626,892**	5,379,435,785	**6,109,943,476**	5,379,752,369
減：資產負債表日後決議分配的現金股利	34	**—**	—	**—**	—
未分配利潤		**6,109,626,892**	5,379,435,785	**6,109,943,476**	5,379,752,369

附註為會計報表的組成部分。

資產負債表－續

2006年6月30日

	附註	合併期末數 (未經審計) 人民幣元	合併期初數 (已審計) 人民幣元	公司期末數 (未經審計) 人民幣元	公司期初數 (已審計) 人民幣元
負債及股東權益					
流動負債					
應付票據	22	**99,353,231**	136,779,128	**85,843,231**	136,779,128
應付賬款	23	**337,555,413**	381,517,651	**337,658,176**	381,517,651
預收賬款	24	**453,611,058**	527,865,895	**453,273,067**	527,793,426
應付工資	25	**144,183,855**	127,539,246	**143,180,497**	126,888,680
應交稅金	26	**713,843,307**	897,202,321	**715,065,667**	895,394,930
應付股利	27	**510,048,000**	—	**510,048,000**	—
其他應付款	28	**1,389,200,990**	1,194,089,906	**1,082,118,628**	885,365,147
一年內到期的 長期負債	29/30	**446,661,494**	304,709,446	**446,661,494**	304,709,446
流動負債合計		**4,094,457,348**	3,569,703,593	**3,773,848,760**	3,258,448,408
長期負債					
長期應付款	30	**411,656,940**	322,936,910	**411,656,940**	322,936,910
負債合計		**4,506,114,288**	3,892,640,503	**4,185,505,700**	3,581,385,318
少數股東權益		**53,882,296**	53,912,439	**—**	—
股東權益					
股本	31	**4,918,400,000**	4,918,400,000	**4,918,400,000**	4,918,400,000
資本公積	32	**4,971,944,827**	4,865,480,791	**4,971,944,827**	4,865,480,791
盈餘公積	33	**1,528,790,703**	1,528,790,703	**1,528,474,119**	1,528,474,119
其中：法定公益金	33	**—**	509,649,665	**—**	509,491,373
資產負債表日後決議 分配的現金股利	34	**—**	1,082,048,000	**—**	1,082,048,000
未分配利潤	35	**6,109,626,892**	4,761,923,924	**6,109,943,476**	4,762,240,508
外幣報表折算差額		**(13,778,812)**	(15,016,163)	**—**	—
股東權益合計		**17,514,983,610**	17,141,627,255	**17,528,762,422**	17,156,643,418
負債及股東權益總計		**22,074,980,194**	21,088,180,197	**21,714,268,122**	20,738,028,736

附註為會計報表的組成部分。

第20頁至第63頁的會計報表由下列負責人簽署：

企業負責人
王信

主管會計工作負責人
吳玉祥

會計機構負責人
張寶才

資產負債表

2006年6月30日

	附註	合併期末數（未經審計）人民幣元	合併期初數（已審計）人民幣元	公司期末數（未經審計）人民幣元	公司期初數（已審計）人民幣元
資產					
流動資產					
貨幣資金	5	**6,581,697,367**	7,278,972,385	**6,043,266,234**	6,297,641,649
短期投資	6	**640,000,000**	640,000,000	**640,000,000**	640,000,000
應收票據	7	**2,534,524,775**	2,100,443,880	**2,534,524,775**	2,100,243,880
應收股利		**–**	–	**298,582**	–
應收利息		**14,890,799**	–	**24,549,713**	–
應收賬款	8	**260,064,230**	134,802,711	**260,064,230**	134,802,711
其他應收款	9	**237,290,500**	143,528,596	**750,801,599**	398,177,622
預付賬款	11	**125,343,346**	73,704,963	**126,301,629**	78,776,194
存貨	12	**512,824,585**	470,501,129	**469,923,400**	428,483,999
待攤費用	13	**34,694,742**	62,444,803	**34,309,167**	62,346,044
其他流動資產	14	**405,942,317**	157,511,340	**405,942,317**	157,511,340
流動資產合計		**11,347,272,661**	11,061,909,807	**11,289,981,646**	10,297,983,439
長期投資：					
長期股權投資	15	**80,059,142**	81,117,603	**1,586,824,146**	1,597,035,257
其中：合併價差	15	**17,878,449**	18,936,910	**–**	–
長期債權投資	16	**–**	–	**479,736,000**	162,200,000
長期投資合計		**80,059,142**	81,117,603	**2,066,560,146**	1,759,235,257
固定資產：					
固定資產原價	17	**16,010,689,964**	15,978,522,004	**15,666,520,472**	15,669,699,268
減：累計折舊	17	**8,404,805,792**	7,902,722,461	**8,373,312,277**	7,883,750,808
固定資產淨值	17	**7,605,884,172**	8,075,799,543	**7,293,208,195**	7,785,948,460
工程物資	18	**890,966,922**	194,334,918	**91,478,730**	8,926,618
在建工程	19	**1,018,021,927**	711,236,841	**228,635,652**	124,679,186
固定資產合計		**9,514,873,021**	8,981,371,302	**7,613,322,577**	7,919,554,264
無形資產及其他資產：					
無形資產	20	**798,379,594**	815,161,408	**744,403,753**	761,255,776
長期待攤費用	21	**334,395,776**	148,620,077	**–**	–
無形資產及其他資產合計		**1,132,775,370**	963,781,485	**744,403,753**	761,255,776
資產總計		**22,074,980,194**	21,088,180,197	**21,714,268,122**	20,738,028,736

- 報告期內，在中國證監會指定報刊上公開披露過的所有公司文件文本；
- 公司章程文本；
- 在其他證券市場公布的中期報告文本。

承董事會命
董事長
王信

中國 • 鄒城 2006年8月18日

匯率變動對公司影響

自2005年7月21日起，中國開始實行以市場供求為基礎、參考一籃子貨幣進行調節、有管理的浮動匯率制度，人民幣匯率不再盯住單一美元。

匯率變動對公司的影響主要體現在：(1)公司煤炭出口以美元計價，對折算為人民幣的煤炭出口收入產生影響；(2)對外幣存款的匯兑損益產生影響；(3)對公司進口設備和配件的成本產生影響。

公司並未計劃就人民幣與外幣之間的匯率加以對沖。

員工情況

截至2006年6月30日止，本公司員工總數為31,716人，其中管理人員2,026人，工程技術人員1,082人，生產人員24,459人，其他輔助人員4,149人。

薪酬政策

公司對董事及高級管理人員推行以年薪制和安全風險抵押相結合的考評及激勵機制。年薪收入由基薪收入和效益收入兩部分組成：基薪收入根據公司生產經營規模，參照市場工資價位和職工收入水平確定；效益收入根據實際經營成果確定。董事及高級管理人員的年薪按月度標準預付，次年進行考核後兑現。

董事報酬由股東大會批准，高級管理人員報酬由董事會批准。

公司其他僱員的薪酬政策主要是實行以員工崗位職責及量化考核結果為基礎的崗位技能工資制，並將綜合獎與公司的整體經濟效益掛鈎考核兑現。

核數師

公司聘用的境內、境外核數師仍為德勤華永會計師事務所有限公司(中國(香港除外)註冊會計師)及德勤•關黃陳方會計師行(境外，香港執業會計師)。

備查文件

在中國山東省鄒城市鳧山南路298號公司董事會秘書處存有以下文件，供股東查閱：

- 載有董事長親筆簽名的中期報告文本；
- 載有單位負責人、主管會計工作的負責人、會計機構負責人簽名並蓋章的財務報告文本；

持續性關連交易

按照香港聯合交易所、上海證券交易所關於持續性關連交易的監管規定以及公司和兗礦集團運營發展的實際情況，2006年第一季度，公司履行了持續性關連交易法定審批程序，與兗礦集團重新簽訂了六項持續性關連交易協議(「新持續性關連交易協議」)，並確定了每項協議所限定交易在2006至2008年每年的金額上限。

新持續性關連交易協議及其所限定交易在2006至2008年每年的金額上限，於2006年3月24日獲得獨立股東批准。新持續性關連交易的協議期限為2006年1月1日至2008年12月31日，公司與兗礦集團已終止執行原《材料和服務供應協議》及其補充協議，原《養老保險金協議》。

公司2006年上半年關連交易詳情見本期按中國會計準則編製的財務報告附註50。

借款

有關借款詳情載於本期按國際財務報告準則編製的財務報告附註24。

購回、出售或贖回公司股份

本報告期內，公司及其附屬公司沒有購回、出售或贖回公司任何股份。

標準守則

經向公司全體董事作出特定查詢後，本報告期內，公司董事嚴格遵守了香港聯交所上市規則附錄十所載之「上市發行人董事進行證券交易的標準守則」(「標準守則」)。本公司已就董事的證券交易採用不低於「標準守則」的行為準則。

企業管治常規守則

報告期內，公司遵守了香港聯交所上市規則附錄十四所載之「企業管治常規守則」之守則條文。

除下述披露外，報告期內公司遵守守則條文的情況與2005年度業績報告披露情況無重大差異。

公司董事會於2006年4月21日制定了《兗州煤業股份有限公司管理層證券交易守則》，就公司董事、監事、高級管理人員和因職務關係可能會知悉公司未公開股價敏感資料的人員買賣公司證券事宜設定書面指引，該守則綜合了中國境內和香港有關證券監管法律和規定。

委托貸款

報告期內發生及前一報告期發生、延續到本報告期內的公司委托貸款事項如下表：

序號	委託銀行	借款人	委託貸款金額	貸款期限	年利率	是否經過法定程序	是否計提減值準備	本金是否收回	報告期內利息收益
1	中國銀行濟寧分行	山東信佳實業有限公司	人民幣6.4億元	2004年12月20日至2005年1月19日	7%	是	否	否	0
2	中國銀行濟寧分行	兗州煤業澳大利亞有限公司	2,000萬美元	2005年11月7日至2007年11月7日	6.31%	是	否	否	63.18萬美元
3	中國銀行濟寧分行	兗州煤業澳大利亞有限公司	2,000萬美元	2006年2月13日至2007年11月7日	6.57938%	是	否	否	46.98萬美元
4	中國銀行濟寧分行	兗州煤業澳大利亞有限公司	2,000萬美元	2006年6月6日至2007年11月7日	6.89438%	是	否	否	9.10萬美元
5	中國銀行濟寧分行	兗煤菏澤能化有限公司	人民幣3,000萬元	2006年7月3日至2007年6月26日	5.85%	是	否	否	0

2005年6月28日召開的董事會會議批准公司向全資子公司兗州煤業澳大利亞有限公司提供1.21億澳元(9000萬美元)委托貸款。該委托貸款尚未實施完畢。

2006年6月26日召開的總經理辦公會批准公司向控股子公司兗煤菏澤能化有限公司提供人民幣3億元委托貸款。該委托貸款尚未實施完畢。

報告期內，公司未發生其他委托貸款事項。除上述所披露外，公司目前無其他委托貸款計劃。

上述委托貸款情況是按中國(香港除外)有關法規的要求作出披露。

重大訴訟、仲裁事項

公司2004年12月13日通過中國銀行濟寧分行向山東信佳實業有限公司(「山東信佳」)提供了人民幣6.4億元委托貸款(「委托貸款」),山東信佳未能按期償還委托貸款本金及利息。山東省高級人民法院委托山東銀星拍賣有限公司,於2005年9月6日依法拍賣委托貸款保證人聯大集團有限公司所持華夏銀行股份有限公司2.89億股股權(「華夏股權」),拍賣價款用以償還本公司委托貸款本金、利息、罰息及相關費用,拍賣成交價格為人民幣3.5元/股,成交總價款為人民幣10.115億元。

華夏股權的買受人正在履行中國銀監會資格審查程序,通過中國銀監會資格審查後,買受人將支付拍賣價款並辦理華夏股權過戶手續,公司可收回委托貸款本金、利息、罰息及相關費用。截至本報告披露日,買受人的資格審查仍在進行中。公司與有關各方積極開展相關工作,爭取盡快明確買受人的資格審查結果。

鑒於存在買受人無法通過中國銀監會資格審查的可能性,公司與有關各方研究了相關處理方案,以確保盡快收回委托貸款本金、利息、罰息及相關費用。公司將及時公告委托貸款案的重要進展情況。

除以上披露外,本報告期內公司沒有其他重大訴訟仲裁事項。

股權分置改革

由兗礦集團提議的股權分置改革方案於2006年3月31日實施。兗礦集團向2006年3月30日登記在冊的公司A股流通股股東每10股支付2.5股對價股份;自2006年4月3日起,兗礦集團持有的原非流通股股份即獲得上市流通權,對價股份於上海證券交易所上市交易。

公司的資產、負債、所有者權益、股本總數、淨利潤等財務指標均未因股權分置改革方案的實施而發生變化。

重大合同

除「收購兗礦山西能化公司股權」及「持續性關連交易」所披露的相關協議外,本報告期內公司概無簽訂任何其他重大合同。

公司提供擔保及資金佔用情況

截至2006年6月30日,本公司概無任何對外擔保,控股股東及其附屬公司概無非經營性佔用本公司資金。

上述對外擔保和資金佔用情況是按中國(香港除外)有關法規的要求作出披露。

重大事件披露

2005年度末期股息派發

公司2005年度股東周年大會於2006年6月28日召開，批准公司向股東派發2005年度末期現金股利人民幣1,082,000千元(含稅)，即向全體股東每10股派發現金股利人民幣2.2元(含稅)。其中包括：按一貫堅持的派息政策派發的2005年度現金股利人民幣737,700千元(含稅)，即每股人民幣0.150元(含稅)；2005年度特別現金股利人民幣344,300千元(含稅)，即每股人民幣0.070元(含稅)。

2005年度末期現金股利於2006年7月20日發放至公司股東。

中期利潤分配

公司2006年度中期不進行利潤分配，不進行資本公積金轉增股本。

聘任高級管理人員

公司於2006年4月21日召開第三屆董事會第五次會議，聘任曲天智先生為公司副總經理。

修訂章程

經2005年度股東周年大會批准，公司根據境內外監管機構規定和公司日常經營運作的需要，對章程進行了修訂。有關本次章程修訂詳情已於2006年5月9日提供予公司股東，並刊載於上海證券交易所網站和香港聯合交易所網站。

收購趙樓煤礦採礦權

公司於2005年12月從兗礦集團收購了兗煤菏澤能化有限公司(「菏澤能化公司」)95.67%股權。

兗礦集團已於2006年6月28日獲得國土資源部頒發的趙樓煤礦採礦權證。根據相關收購協議規定，菏澤能化公司有權在兗礦集團獲得趙樓煤礦採礦權後的12個月內的任何時間收購該採礦權。

目前，趙樓煤礦的建設工作正在按計劃進行，預計將於2007年底建成。公司將按照相關協議規定，適時開展趙樓煤礦採礦權的收購工作。

收購兗礦山西能化公司股權

公司於2006年8月18日與兗礦集團簽署了收購其持有的兗礦山西能化有限公司98%股權的協議，詳情請參見公司於2006年8月21日刊登的《兗州煤業股份有限公司關聯交易公告》。

董事、監事持股情況

除以下披露者外，於2006年6月30日，本公司各董事、首席執行官或監事概無在本公司或其任何相聯法團(定義見《證券及期貨條例》第XV部所指的相聯法團)的股份、相關股份及債券證中擁有權益及淡倉，而該等權益及淡倉(i)須在根據《證券及期貨條例》第352條應備存的登記冊上進行登記；或(ii)根據《上市公司董事進行證券交易的標準守則》需通知上市發行人及香港聯合交易所有限公司(有關規定被視為同樣適用於本公司的監事，適用程度與本公司董事相同)。

姓名	身份	職務	本報告期初內資股持股量(股)	本報告期末內資股持股量(股)	變化原因
王 信	—	董事長	0	0	無變化
耿加懷	—	副董事長	0	0	無變化
楊德玉	實益擁有人	副董事長、總經理	16,000	20,000	股權分置改革
石學讓	—	董事	0	0	無變化
陳長春	—	董事	0	0	無變化
吳玉祥	實益擁有人	董事、財務總監	16,000	20,000	股權分置改革
王新坤	—	董事、副總經理	0	0	無變化
陳廣水	實益擁有人	董事、董事會秘書	1,600	2,000	股權分置改革
董雲慶	—	董事	0	0	無變化
濮洪九	—	獨立非執行董事	0	0	無變化
崔建民	—	獨立非執行董事	0	0	無變化
王小軍	—	獨立非執行董事	0	0	無變化
王全喜	—	獨立非執行董事	0	0	無變化
孟憲昌	實益擁有人	監事會主席	16,000	20,000	股權分置改革
宋 國	—	監事會副主席	0	0	無變化
張勝東	—	監事	0	0	無變化
劉維信	—	監事	0	0	無變化
許本泰	—	監事	0	0	無變化

所有上述披露之權益皆代表持有本公司好倉股份。

截至2006年6月30日止，公司董事、監事共持有62,000股公司內資股，佔公司總股本的0.001%。

截至2006年6月30日止，本公司並無授予本公司各董事、首席執行官、監事或其配偶及18歲以下子女任何認購本公司或任何相聯法團之股份或債券之權利。

以上所披露股東中，「上投摩根雙息平衡混合型證券投資基金」和「上投摩根中國優勢證券投資基金」的基金管理人均為上投摩根富林明基金管理公司。其他股東之間的關聯關係和一致行動關係不詳。

報告期內，公司控股股東或實際控制人未發生變化。

於2006年6月30日，除以下披露者及本公司董事、首席執行官或監事以外，根據《證券及期貨條例》第336條而備存的登記冊所載錄，並沒有其他人士在公司的股份或相關股份中擁有權益或淡倉。

主要股東名稱	股份類別	持有股份數目（股）	身份	權益種類	佔報告期末有關股本類別之百份比	佔報告期末股本總數之百份比
兗礦集團有限公司	內資股（國有法人股）	2,600,000,000 (L)	實益擁有人	公司	87.84%	52.86%
JPMorgan Chase & Co.	H股	218,049,706 (L)（包括82,615,699 (P)）	實益擁有人、投資經理及法團保管人／核准借出代理人	公司	11.13%	4.43%
Credit Suisse Group	H股	160,567,327 (L)（包括3,950,100 (P)）32,939,359 (S)	受控公司權益	公司	9.88%	3.93%

附註：[L]表示好倉，[S]表示淡倉，[P]表示在可供借出的股份中的權益。

報告期末股東總數

截至2006年6月30日，公司股東總數為80,758人。其中境內有限售條件股東1人、境內無限售條件股東80,623人、H股股東134人。

主要股東持股情況

截至2006年6月30日，公司前十名股東、前十名無限售條件股東情況綜合如下表：

股東名稱	持股類別	期末持股數量（股）	佔公司總股本百分比 (%)
有限售條件股東持股情況			
兗礦集團有限公司	A股	2,600,000,000	52.86
無限售條件股東持股情況			
香港中央結算(代理人)有限公司	H股	1,954,851,596	39.75
上投摩根雙息平衡混合型證券投資基金	A股	7,170,250	0.15
CREDIT SUISSE (HONG KONG) LIMITED	A股	6,607,896	0.13
海通證券股份有限公司	A股	5,000,000	0.10
上證50交易型開放式指數證券投資基金	A股	4,888,188	0.10
東風汽車股份有限公司	A股	3,559,496	0.07
全國社保基金零零二組合	A股	2,810,025	0.06
國聯安德盛小盤精選證券投資基金	A股	2,500,000	0.05
CITIGROUP GLOBAL MARKETS LIMITED	A股	2,258,468	0.05
上投摩根中國優勢證券投資基金	A股	2,220,588	0.04

附註： 以上「報告期末股東總數」及「主要股東持股情況」資料是根據中國證券登記結算有限責任公司上海分公司、香港證券登記公司提供的截至2006年6月30日的公司股東名冊編製。

除以上披露外，截至2006年6月30日，根據《中華人民共和國證券法》，沒有任何在公司登記的股東持有公司發行在外股份的5%或以上。

報告期內，兗礦集團所持本公司股份沒有質押、凍結或托管情況，以上所披露股東情況中其他股東所持本公司股份的質押、凍結及托管情況不詳。

香港中央結算（代理人）有限公司作為本公司H股的結算公司，以代理人身份持有本公司股票。

2006年兗礦集團將符合兗州煤業發展戰略要求的煤炭、電力等部分運營及新項目按國家有關規定實施轉讓，並支持兗州煤業實施受讓，以有助於提升兗州煤業的經營業績、減少兗礦集團與兗州煤業之間存在的關聯交易及同業競爭。兗礦集團正在開發的煤變油項目將吸收兗州煤業參與投資，共同開發。

公司將於2006年第三季度收購兗礦集團持有的兗礦山西能化有限公司(「山西能化」)98%股權，構築公司參與山西省煤炭資源開發和煤炭深加工業務的運作平台。山西能化所屬天池煤礦將於2006年底實現投產運營。

第三， 規範公司運行，提升公司治理水平。

一是按照美國《薩班斯法案》基本要求，在2006年底前完成內部控制體系建設。目前，公司已基本完成內部控制業務流程設計和測試整改工作，2006年10月份內部控制體系正式運行，年底前出具內部控制報告。

二是按照境內外監管機構要求，組織公司董事、監事、高級管理人員等參加監管機構相關持續培訓，強化自律意識和責任意識；完善公司治理，推動公司規範運作。

三是加強對外投資管理，控制投資風險，提高對外投資質量和效益。

股本變動和主要股東持股情況

報告期內股本變動情況

報告期內，本公司股份總數未發生變化，股本結構因實施股權分置改革發生了變化。

公司2006年3月31日實施股權分置改革方案後，股份變動情況如下：

數量單位：股
每股面值：人民幣1元

	本次變動前	本次變動增減(+／-)	本次變動後
境內有限售條件股份	2,672,000,000	-72,000,000	2,600,000,000
境內無限售條件股份	288,000,000	+72,000,000	360,000,000
境外H股股份	1,958,400,000	0	1,958,400,000
股份總數	4,918,400,000	0	4,918,400,000

有關股權分置改革詳情請參閱「重大事件披露」之「股權分置改革」一節。

公司2006年度國內及出口煤炭銷售計劃3,400萬噸，比2005年實際銷量增加152萬噸或4.7%。其中：國內銷售計劃2,700萬噸，比2005年國內實際銷量增加177萬噸或7.0%；出口計劃700萬噸，比2005年實際出口量減少25萬噸或3.4%。

公司已簽訂2006年度國內煤炭銷售合同和意向2,810萬噸，其中已簽訂合同量1,142萬噸，合同價格比2005年度國內煤炭銷售平均合同價格增長了2.8%；簽訂國內銷售意向量1,668萬噸，價格將隨市場變化而波動。公司已簽訂出口動力煤合同493萬噸，合同價格比2005年度出口動力煤合同價格下降了7%。

下半年經營策略

公司堅持實施外延式發展和內涵式發展並舉的戰略，持續提高盈利能力和股東回報。下半年將繼續實施以下經營策略：

第一，　改善經營管理，提高現有煤礦的盈利能力。

一是穩定現有煤礦的產量、銷量。優化、調整礦井生產系統，全年原煤產量實現恢復性增長，實現全年3,400萬噸的銷售目標。

二是繼續實施「三零工程」，持續提高產品質量和市場信譽；繼續實施「四個優化」，通過優化品種結構、用戶結構、運輸方式結構和港口流向結構，降低銷售費用，提高產品銷售淨價格。

三是突出管理、控制成本。加強資金預算管理，控制資金風險；堅持實施「增收節支、降耗提效」措施，有效控制成本。

第二，　加快現有項目開發進程，繼續尋求新的收購機會。

完成澳大利亞澳思達煤礦礦井生產系統改造、設備安裝測試，第三季度投入生產運營；完成陝西省新煤礦項目商務談判，力爭2006年底完成礦井建設；加快山東省趙樓煤礦和陝西省甲醇項目建設施工進度，力爭2007年底建成投產。公司將繼續在境內外煤炭及相關行業尋求新的收購機會，擴大煤礦資產規模，拓展煤炭深加工業務。

截至2006年6月30日，公司的資本負債比率為1.3%。計算基礎為：公司股東應佔股東權益為人民幣179.714億元，總借貸為人民幣2.318億元。

考慮公司目前擁有的現金和充足的資金來源，公司相信將有足夠的營運資金滿足目前的需要。

稅項

報告期內，公司仍就應課稅利潤繳納33%的所得稅。

美國公認會計原則調整

公司未經審計的中期財務報告按國際財務報告準則編製，在某些方面與美國公認會計原則有差異，詳情請參閱本期按國際財務報告準則編製的財務報告補充資料II對國際財務報告準則與美國公認會計原則之間差異的說明。

下半年展望

下半年國內外煤炭市場供需總體平衡。

國內煤炭市場供需保持基本平衡，優質煤炭價格高位運行，劣質煤炭價格面臨下行壓力。中國經濟增長帶動電力、冶金、化工、建材等主要用煤行業對煤炭需求持續增加，受國家宏觀調控影響增速趨緩。新建礦井投產、淨出口減少等因素將使國內煤炭供應增加。煤炭運輸能力增加，使國內煤炭運輸緊張局面得到部分緩解。預計下半年國內煤炭市場將保持供需基本平衡的局面，煤炭價格基本穩定，優質煤炭價格保持高位運行，劣質煤炭價格下降。中國政府持續關閉整頓不符合規定的小煤礦、加大煤炭產業結構調整力度、對煤炭資源實行保護性開採等措施將有利於煤炭行業持續發展，提高大型煤炭企業競爭力。

國際煤炭市場需求旺盛，煤炭價格高位盤整。世界經濟持續增長，國際能源問題持續升溫，使國際煤炭需求旺盛，煤炭成為需求量增長最快的能源。美國、中國、印度和韓國等國家煤炭進口量增加，亞太地區煤炭需求保持強勁增長勢頭。印度尼西亞煤炭出口量增加、澳大利亞煤炭出口供應緊張、中國煤炭出口減少，使亞太地區煤炭供應基本保持穩定。預計下半年國際煤炭市場將繼續保持高位運行。歐洲煤炭市場價格持續上升、國際原油和天然氣價格居高不下、國際海運費持續反彈等因素將有利於支撐東亞市場煤炭價格高位運行。

公司資產總額由2005年12月31日的人民幣212.544億元，增加至2006年6月30日的人民幣219.893億元，增加了人民幣7.349億元，增幅為3.5%。主要是由於公司的生產經營活動實現了資產增值。

公司負債總額由2005年12月31日的人民幣36.071億元，增加至2006年6月30日的人民幣39.896億元，增加了人民幣3.825億元，增幅為10.6%。主要是由於：(1)應付股利增加人民幣5.100億元；(2)應付兗礦集團有限公司(「兗礦集團」、「控股股東」)及其附屬公司款項增加人民幣1.238億元；(3)應付帳款減少人民幣91,798千元；(4)應交稅金減少人民幣1.191億元；(5)其他應付款項和預提費用減少人民幣74,827千元。

公司股東應佔股東權益由2005年12月31日的人民幣176.186億元，增加至2006年6月30日的人民幣179.714億元，增加了人民幣3.528億元，增幅為2.0%。主要是由於公司的經營活動實現利潤使股東權益增加。

流動資金及資金來源

上半年公司的資金來源主要是營業現金收入，資金的主要用途是用於經營業務支出及購置物業、機器、設備。

應收票據及應收賬款由2005年12月31日的人民幣22.248億元，增加至2006年6月30日的人民幣27.706億元，增加了人民幣5.458億元，增幅為24.5%。其中：應收票據由2005年12月31日的人民幣20.929億元，增加至2006年6月30日的人民幣25.177億元，增加了人民幣4.248億元，增幅為20.3%，主要是由於銷售煤炭收取的承兑匯票增加所致。應收賬款由2005年12月31日的人民幣1.319億元，增加至2006年6月30日的人民幣2.529億元，增加了人民幣1.210億元，增幅為91.7%，主要是由於應收銷售貨款增加所致。

報告期內公司核銷壞賬準備人民幣70,180千元。

存貨由2005年12月31日的人民幣4.705億元，增加至2006年6月30日的人民幣5.128億元，增加了人民幣42,323千元，增幅為9.0%，主要是由於庫存煤炭產品成本增加所致。

預付款項及其他流動資產由2005年12月31日的人民幣2.024億元，增加至2006年6月30日的人民幣3.122億元，增加了人民幣1.098億元，增幅為54.2%，主要是由於預付設備、材料款增加所致。

應付賬款由2005年12月31日的人民幣4.977億元，減少至2006年6月30日的人民幣4.059億元，減少了人民幣91,798千元，減幅為18.4%。

其他應付款和預提費用由2005年12月31日的人民幣15.759億元，減少至2006年6月30日的人民幣15.010億元，減少了人民幣74,827千元，減幅為4.7%。

上半年公司的資本性支出為人民幣10.448億元，主要是用於購置、更新物業及機器設備。

管理層討論與分析

以下討論與分析基於本年度未經審計的中期財務報告和未經審計的2005年度中期財務報告。該等財務報告按國際財務報告準則編製。關於國際財務報告準則與美國公認會計原則的差異詳情請參閱按國際財務報告準則編製的財務報告補充資料II。

上半年公司實現銷售淨額合計人民幣59.234億元，與上年同期人民幣60.502億元相比減少了人民幣1.268億元，減幅為2.1%。其中：(1)公司本部實現煤炭銷售淨額人民幣57.902億元，與上年同期人民幣59.582億元相比減少了人民幣1.680億元，減幅為2.8%。主要是由於價格下降因素使煤炭銷售淨額減少了人民幣2.087億元，銷量增加因素使煤炭銷售淨額增加了人民幣40,702千元。(2)實現鐵路運輸服務收入淨額人民幣71,754千元，與上年同期人民幣92,064千元相比減少了人民幣20,310千元，減幅為22.1%。主要是由於按離礦價結算並由客戶承擔礦區專用鐵路資產運費的煤炭運量與上年同期相比減少121萬噸所致。(3)兗煤澳洲實現銷售淨額人民幣61,401千元。

上半年公司銷售及鐵路運輸服務成本為人民幣26.469億元，與上年同期人民幣24.291億元相比增加了人民幣2.178億元，增幅為9.0%。其中：公司本部煤炭銷售成本為人民幣25.997億元，與上年同期人民幣23.767億元相比增加了人民幣2.230億元，增幅為9.4%。噸煤銷售成本為人民幣155.18元，與上年同期人民幣142.84元相比增加了人民幣12.34元，增幅為8.6%。主要原因是：(1)原材料價格上漲及採煤工作面搬遷頻繁使材料投入增加等因素影響噸煤銷售成本增加人民幣3.54元；(2)員工工資增加影響噸煤銷售成本增加人民幣10.18元；(3)出口退稅率降低影響噸煤銷售成本增加人民幣1.97元；(4)公司加大成本控制力度，部分抵消了上述成本增支因素。

上半年公司銷售、一般及行政費用為人民幣12.021億元，與上年同期人民幣9.057億元相比增加了人民幣2.964億元，增幅為32.7%。主要是由於：(1)公司本部銷售、一般及行政費用增加人民幣5,990千元。(2)報告期內新增兗煤澳洲銷售、一般及行政費用人民幣2.365億元，其中：①材料費人民幣30,655千元；②員工工資人民幣90,485千元；③折舊費人民幣10,218千元；④維修及保養費人民幣32,618千元；⑤設備租賃費人民幣18,458千元；⑥其他支出人民幣43,318千元。

上半年公司利息費用為人民幣7,780千元，與上年同期人民幣14,250千元相比減少了人民幣6,470千元，減幅為45.4%。主要是由於公司長期銀行貸款與上年同期相比減少所致。

上半年公司除所得税前收益為人民幣21.529億元，與上年同期人民幣27.595億元相比減少了人民幣6.066億元，減幅為22.0%。

上半年公司實現公司股東應佔本期淨收益人民幣14.336億元，與上年同期人民幣18.841億元相比減少了人民幣4.505億元，減幅為23.9%。

煤炭運輸專用鐵路資產

上半年公司煤炭運輸專用鐵路資產(「鐵路資產」)完成運量942萬噸，與上年同期相比減少158萬噸，減幅為14.4%；實現鐵路運輸服務收入淨額人民幣71,754千元，與上年同期相比減少了人民幣20,310千元，減幅為22.1%。

成本及支出

下表列出公司的營業費用及其佔截至6月30日止之2005年度6個月和2006年度6個月銷售淨額合計的百分比：

	截至6月30日止6個月			
	2006年	2005年	**2006年**	2005年
	(人民幣千元)		(佔銷售淨額合計%)	
銷售淨額				
煤炭銷售淨額	**5,851,598**	5,958,168	**98.8**	98.5
鐵路運輸服務收入淨額	**71,754**	92,064	**1.2**	1.5
銷售淨額合計	**5,923,352**	6,050,232	**100.0**	100.0
銷售及鐵路運輸服務成本				
材料	**587,966**	526,848	**9.9**	8.7
工資和僱員福利	**707,753**	524,367	**11.9**	8.7
電力供應	**163,435**	140,938	**2.8**	2.3
折舊	**469,837**	431,605	**7.9**	7.1
土地塌陷、復原、重整及環保費用	**209,264**	359,694	**3.5**	5.9
維修及保養	**157,698**	171,166	**2.7**	2.8
採礦權費用	**9,920**	9,806	**0.2**	0.2
運輸費用	**50,729**	53,530	**0.9**	0.9
其他	**290,322**	211,106	**4.9**	3.5
銷售及鐵路運輸服務成本合計	**2,646,924**	2,429,060	**44.7**	40.1
銷售、一般及行政費用	**1,202,070**	905,663	**20.3**	15.0
總營業費用	**3,848,994**	3,334,723	**65.0**	55.1

上半年公司總營業費用為人民幣38.490億元，與上年同期相比增加了人民幣5.143億元，增幅為15.4%。其中：銷售及鐵路運輸服務成本增長9.0%，銷售、一般及行政費用增長32.7%。

總營業費用佔銷售淨額合計的百分比由上年同期的55.1%上升至本報告期的65.0%。

上半年公司本部煤炭平均價格為人民幣345.62元／噸，與上年同期相比下降了人民幣12.46元／噸，降幅為3.5%。其中：國內煤炭平均價格為人民幣328.23元／噸，與上年同期相比下降了人民幣22.45元／噸，降幅為6.4%；出口煤炭平均價格為人民幣419.19元／噸，與上年同期相比上升了人民幣35.23元／噸，升幅為9.2%。公司煤炭平均價格下降主要是由於國內銷售煤炭價格下降所致。

兗煤澳洲煤炭平均銷售價格為人民幣558.34元／噸。

煤炭銷售淨額

上半年公司實現煤炭銷售淨額人民幣58.516億元，與上年同期相比減少了人民幣1.066億元，減幅為1.8%。其中：(1)國內銷售淨額為人民幣44.473億元，與上年同期相比減少了人民幣90,184千元，減幅為2.0%；(2)出口銷售淨額為人民幣13.429億元，與上年同期相比減少了人民幣77,787千元，減幅為5.5%；(3)兗煤澳洲銷售淨額為人民幣61,401千元。

公司截至2006年6月30日止6個月及2005年6月30日止6個月按產品分類的煤炭銷量及煤炭銷售淨額如下表所示*(按國際財務報告準則編製)*：

	截至2006年6月30日止6個月(未經審計)			截至2005年6月30日止6個月(未經審計)		
	煤炭銷量(千噸)	**煤炭銷售淨額(人民幣千元)**	**佔煤炭總銷售淨額(%)**	煤炭銷量(千噸)	煤炭銷售淨額(人民幣千元)	佔煤炭總銷售淨額(%)
一、 **公司本部**						
精煤						
1號精煤	**494.0**	**250,253**	**4.3**	403.9	202,361	3.4
2號精煤	**2,671.7**	**1,318,267**	**22.5**	3,004.4	1,441,087	24.2
國內	**1,697.8**	**830,759**	**14.2**	1,771.5	925,247	15.5
出口	**973.9**	**487,508**	**8.3**	1,232.9	515,840	8.7
3號精煤	**5,955.3**	**2,267,452**	**38.7**	5,293.0	1,942,915	32.6
國內	**3,725.7**	**1,412,053**	**24.1**	2,857.3	1,050,494	17.6
出口	**2,229.6**	**855,399**	**14.6**	2,435.7	892,421	15.0
塊煤	**272.1**	**114,892**	**2.0**	237.8	106,158	1.8
國內	**272.1**	**114,892**	**2.0**	206.4	93,725	1.6
出口	**0.0**	**0.0**	**0.0**	31.4	12,433	0.2
精煤小計	**9,393.1**	**3,950,865**	**67.5**	8,939.1	3,692,521	62.0
國內	**6,189.6**	**2,607,957**	**44.6**	5,239.1	2,271,827	38.1
出口	**3,203.5**	**1,342,907**	**22.9**	3,700.0	1,420,694	23.8
經篩選原煤	**4,895.6**	**1,452,611**	**24.8**	6,065.6	2,024,798	34.0
混煤及其他	**2,464.2**	**386,722**	**6.6**	1,634.5	240,849	4.0
合計	**16,752.9**	**5,790,197**	**99.0**	16,639.2	5,958,168	100.0
其中：國內	**13,549.4**	**4,447,290**	**76.0**	12,939.2	4,537,474	76.2
二、 **兗煤澳洲**	**110.0**	**61,401**	**1.0**	–	–	–
三、 **總計**	**16,862.9**	**5,851,598**	**100.0**	16,639.2	5,958,168	100.0

煤炭銷售價格

公司截至2006年6月30日止6個月、截至2005年6月30日止6個月、截至2005年12月31日止6個月和2005年度的產品銷售價格如下表所示*(按國際財務報告準則編製)*：

	截至6月30日止6個月 2006年 煤炭平均價格 (人民幣元/噸)	截至6月30日止6個月 2005年 煤炭平均價格 (人民幣元/噸)	截至12月31日 止6個月 2005年 煤炭平均價格 (人民幣元/噸)	截至2005年 12月31日 止年度 煤炭平均價格 (人民幣元/噸)
一、公司本部				
精煤				
1號精煤	**506.55**	500.99	528.61	514.20
2號精煤	**493.41**	479.66	508.62	491.51
國內	**489.32**	522.30	501.04	513.67
出口	**500.55**	418.39	519.16	460.09
3號精煤	**380.75**	367.07	373.68	370.54
國內	**379.01**	367.65	355.64	361.30
出口	**383.66**	366.39	395.27	381.51
塊煤	**422.29**	446.34	418.43	432.26
國內	**422.29**	454.14	418.43	434.66
出口	**—**	395.21	—	397.53
精煤小計	**420.61**	413.07	414.33	413.69
國內	**421.35**	433.63	406.36	420.26
出口	**419.19**	383.97	425.63	404.37
經篩選原煤	**296.71**	333.82	306.61	321.88
混煤及其他	**156.94**	147.35	152.47	150.45
平均價格	**345.62**	358.08	340.50	349.50
其中：國內	**328.23**	350.68	315.91	333.74
二、兗煤澳洲	**558.34**	—	—	—

附註：

1. 煤炭平均價格為公司出售煤炭之發票價格扣除銷售稅金、公司至港口運費、港口費用以及各項銷售雜費後的價格。

2. 截至2005年12月31日止6個月各品種的歷史煤炭平均價格按如下算式計算：

$$\frac{\text{截至12月31日止的2005年各品種煤炭銷售淨額} - \text{截至6月30日止的2005年上半年各品種煤炭銷售淨額}}{\text{截至12月31日止的2005年各品種煤炭銷量} - \text{截至6月30日止的2005年上半年各品種煤炭銷量}}$$

	6月30日		12月31日
	2006年	2005年	2005年
	(人民幣千元)	(人民幣千元)	(人民幣千元)
	(未經審計)	(未經審計)	(經審計)
流動資產	**11,187,124**	10,851,724	10,951,151
流動負債	**3,777,113**	3,620,216	3,429,030
總資產	**21,989,295**	20,575,746	21,254,444
公司股東應佔股東權益	**17,971,378**	16,634,419	17,618,577
淨資產收益率(%)	**7.98**	11.33	16.35
每股淨資產(人民幣元／股)	**3.65**	3.38	3.58

經營回顧

以下討論基於按國際財務報告準則編製的公司未經審計的2006年上半年和未經審計的2005年上半年財務業績。

煤炭產量

上半年公司生產原煤1,785萬噸，與上年同期相比減少59萬噸，減幅為3.2%。其中：(1)公司本部六座煤礦生產原煤1,774萬噸，與上年同期相比減少70萬噸，減幅為3.8%。主要是由於公司受部分壓煤村莊未按期搬遷影響，原煤產量同比下降所致。(2)兗州煤業澳大利亞有限公司(「兗煤澳洲」)生產原煤11萬噸(該公司所屬澳思達煤礦正在進行礦井恢復生產前的準備工作，尚未投入商業運營，該部分煤炭為礦井投產前在開拓巷道過程中形成的掘進煤)。

上半年公司商品煤產量為1,720萬噸，與上年同期持平。其中兗煤澳洲商品煤產量為10萬噸。

煤炭銷售

上半年公司銷售煤炭1,686萬噸，與上年同期相比增加了22萬噸，增幅為1.3%，其中：(1)國內銷售1,355萬噸，與上年同期相比增加了61萬噸，增幅為4.7%；(2)出口銷售320萬噸，與上年同期相比減少了50萬噸，減幅為13.4%；(3)兗煤澳洲銷售煤炭11萬噸。

上半年公司根據市場情況適時調整、優化品種銷售結構，本部六座煤礦精煤銷量佔公司本部六座煤礦煤炭總銷量的比重由上年同期的53.7%，增加至56.1%。

兗州煤業股份有限公司
截至2006年6月30日止中期業績

各位股東：

兗州煤業股份有限公司(「公司」)董事會欣然提呈截至2006年6月30日止未經審計的中期經營業績。該中期經營業績已經公司董事會審計委員會審閱。

上半年公司生產原煤1,785萬噸，與上年同期相比減少了59萬噸，減幅為3.2%；銷售煤炭1,686萬噸，與上年同期相比增加了22萬噸，增幅為1.3%；實現銷售淨額合計人民幣59.234億元，與上年同期相比減少了人民幣1.268億元，減幅為2.1%；實現公司股東應佔本期淨收益人民幣14.336億元，與上年同期相比減少了人民幣4.505億元，減幅為23.9%。

未經審計的主要財務資料摘要

(按國際財務報告準則編製)

	截至6月30日止6個月			截至12月31日止年度
	2006年	2005年	與上年同期	2005年
	(人民幣千元)	(人民幣千元)	相比(+、-)	(人民幣千元)
	(未經審計)	(未經審計)	%	(經審計)
銷售淨額				
煤炭銷售淨額	**5,851,598**	5,958,168	-1.8	11,353,485
其中：國內	**4,447,290**	4,537,474	-2.0	8,421,462
出口	**1,342,907**	1,420,694	-5.5	2,932,023
兗煤澳洲	**61,401**	—	—	—
鐵路運輸服務收入淨額	**71,754**	92,064	-22.1	163,437
銷售淨額合計	**5,923,352**	6,050,232	-2.1	11,516,922
毛利	**3,276,428**	3,621,172	-9.5	6,228,334
利息費用	**(7,780)**	(14,250)	-45.4	(24,611)
除所得税前收益	**2,152,912**	2,759,518	-22.0	4,419,973
公司股東應佔本期淨收益	**1,433,612**	1,884,054	-23.9	2,881,461
經營業務所得現金淨額	**383,018**	2,620,952	-85.4	3,939,274
每股收益(人民幣元／股)	**0.291**	0.383	-23.9	0.586

000195

兖州煤业股份有限公司
nzhou Coal Mining Company Limited



2006

中期報告